Form 10-K405, Exhibit 13
period 1996-12-31
ALLTRISTA CORP
filed 1997-03-27
CIK 895655

Alltrista Corporation expanded a profitable product line by acquisition and sold an underperforming business in 1996. $14 million was returned to shareholders through a stock repurchase program and earnings per share grew by 23%. At year-end, the company's stock price stood at $25 3/4, an increase of 43% for the year. This, and more, is detailed in this annual report to shareholders.

     Alltrista Corporation is guided by several uncompromising values. These core values represent the beliefs that guide our company. Taken together, they are the rules of the road in conducting our business, and none is emphasized to the exclusion of others. We've made Alltrista Corporation employees familiar with these core values, and believe that shareholders should know them, as well.

     We are guided by a principle of respect. Our behavior is characterized by honesty, integrity, high ethical standards and fairness; we expect those with whom we have a continuing association to be of like character.

We are dedicated to extraordinary customer satisfaction. We are in business to meet the needs of our customers with value-added products and services. Maximum customer satisfaction is driven by an organization which is focused on customers and which also recognizes the need for internal customer satisfaction. Costs which do not translate into customer value should be eliminated or minimized.

We pursue the best people, the best technology and the best performance. Extraordinary performance for shareholders and customers can only be sustained by attracting the best individual performers who understand the imperative of working cooperatively and accepting the values and objectives of the company. In our products, our processes and our management systems, we utilize the best technology that can be justified.

We manage for enduring success. Our decisions reflect a long-term orientation, a strong history and tradition.We will not trade our best long-term interests for a short-term expedient. We only pursue growth which creates value for customers and shareholders. We select customers who value long-term relationships. We understand the value of leadership in the markets we serve and we defend our right to compete. We provide the opportunity for all our people to achieve their greatest potential and we wish to be associated only with those who strive to achieve that potential.

We are merit-based. There is no room for politics. Our organization is not stratified. Rewards are proportional to the value we create. Ideas are judged on the value they create in serving customers and rewarding shareholders. We place a premium on common sense, decisiveness, a sense of urgency, results, and enjoying our work. Our actions and assets reflect a sense of economy and simplicity.

We are a diverse and whole corporate community that vests authority among competent people. Authority is determined by ability, which must be informed by clear objectives and the necessary management information. All strengths are shared throughout the corporation for the benefit of the whole. We will maintain an optimal level of business diversity, and the diversity of our people is a strength, yielding creativity and innovation; but there can be no contradiction of essential values.

COMPANY  PROFILE
     Alltrista Corporation manufactures consumer, plastic and zinc products. The company has 10 manufacturing facilities located in the eastern third of the United States, plus Puerto Rico and Canada. Alltrista stock is traded on the Nasdaq National Market under the symbol JARS.

                              FINANCIAL HIGHLIGHTS
           (thousands of dollars and shares except per share amounts)

                                                           1996       1995       Percentage
                                                                                  Increase
                                                                                 (Decrease)
                                                      -----------   ---------    ----------
For the year
     Net sales                                         $  230,314   $ 221,458        4.0
     Net income                                            14,510      11,499       26.2
     Fully diluted earnings per share
       Income from continuing operations                     1.92        1.56       23.1
       Discontinued operation                                (.09)       (.12)      25.0
       Net income                                      $     1.83   $    1.44       27.1
     Fully diluted weighted average
       common shares outstanding                            7,936       8,012        (.9)
     Free cash flow                                        24,120       3,260      639.9
     Interest expense, net                                  2,571       3,342      (23.1)
     Depreciation and amortization                         10,569      12,816      (17.5)
     Property, plant and equipment additions               10,699      13,693       21.9
     After-tax return on year-end invested capital*         15.18%      13.79%        -
     After-tax return on year-end common equity*            17.38%      16.35%        -
At year-end
     Working capital, excluding cash and debt           $  41,261   $  52,979      (22.1)
     Total assets                                         154,079     162,650       (5.3)
     Common shareholders' equity                           83,467      79,251        5.3
     Market price per common share                          25.75          18       43.1
     Common shareholders of record                          4,626       6,915      (33.1)
     Number of employees                                    1,019       1,410      (27.7)

*excludes the effect of unusual item in 1995



                                  [BAR GRAPH]

                                   NET SALES
                             (millions of dollars)
                                   '92 184.9
                                   '93 193.3
                                   '94 207.8
                                   '95 221.5
                                   '96 230.3

                                   [BAR GRAPH]

                           PRIMARY EARNINGS PER SHARE
                           FROM CONTINUING OPERATIONS
                                    (dollars)

                                   '92 $ .89
                                   '93 $1.65
                                   '94 $1.80
                                   '95 $1.57
                                   '96 $1.93

                               TO OUR SHAREHOLDERS

The year 1996 was a strong one for Alltrista Corporation. Although we would like to have seen some of our operations perform at higher levels than they did, we`re pleased with results considering the obstacles that stood in the way. In addition, we made an extremely strategic acquisition and successfully divested a large operation that was earning little to no return on capital.

     First, let's take a look at financial results for the year. Net income of $14.5 million was 26 percent above last year. Fully diluted earnings per share of $1.83 were 27 percent higher than in 1995. Sales of $230.3 million were 4 percent above last year.

     Sales have been restated to reflect the disposition of the metal services business. To best compare our year-to-year results, one should look at continuing operations, that is without metal services. That number on a per share basis is $1.92 against $1.56 in 1995, a 23 percent increase.

     Additional financial information appears in management's discussion and analysis of financial condition that begins on page 10, and the financial statements and notes, beginning on page 14. We also call your attention to a discussion on Economic Value Added that appears on page 8. EVA(R) is determined by subtracting from net operating profit after taxes a charge for the cost of capital employed. We use EVA for all major corporate decisions and as the basis for our incentive compensation program.

     As alluded to at the top of this page, a major event during the year was the acquisition on March 15 of the home canning business of Kerr Group, Inc. We acquired these assets for $14.6 million. The Kerr brand of home canning products joins our existing Ball brand in the U.S. and the Bernardin brand in Canada.

     While we had a loss from the Kerr brand in 1996 as a result of integration costs, we are expecting good returns from this business in 1997 and beyond.

     Key to this  improvement  will be savings  from  consolida-

[GRAPHIC OMMITTED]
Thomas B. Clark, president and chief exeutive officer, (left) with William L. Peterson, chairman of the board.

tion of the Kerr manufacturing facility into our existing operation. This consolidation occurred during the latter part of 1996, and production began at the Muncie plant in early February of 1997. Last year during the peak part of the season, there were 155 production employees involved in manufacturing the two domestic brands. With the consolidation, we expect to handle all production with about 90 employees, and should have much greater efficiencies, as well.

     In addition to the labor savings, we should see a positive impact from better raw material costs, the consolidation of warehousing operations and reduced marketing expenses.

     We're excited about the opportunities we have in the home canning business. We feel that the consolidation will enable us to extend the life of the product line while providing better service to consumers.

     While we spent $14.6 million for the Kerr assets, we received almost that amount from the sale of the metal services business fixed assets in late April. This sale was a strong positive for the company. Including working capital, we had between $28-30 million invested in this business, with plants in Chicago, Baltimore and Birmingham. Metal services was earning little to no return on that investment, and in late 1995 lost its largest customer. Despite the significant amount of management time devoted to strengthening the business, we determined that we would never attain satisfactory returns (a minimum 11 percent after tax, our cost of capital). Conversely, the sale frees up capital that can be invested in higher return opportunities.

     A few other highlights should be mentioned here. We ended the year with no short-term debt, and remained at $30 million in long-term debt.

     We returned $14 million in cash to shareholders during the year through the repurchase of 630,000 shares of our stock at an average price of $22.16 per share. Our stock price at year-end was $25.75, providing a 43 percent return to shareholders for the year. Since year-end, the price has shown some deterioration, which is not consistent with our performance or outlook. If it remains at the low recent level, we will give consideration to additional repurchases.

     Productivity and careful cost management resulted in improvement of our operating margin by 1.2 percentage points, from 10.9 percent to 12.1 percent.

     Free cash flow for the year was $24.1 million, compared with $3.3 million in 1995. Much of this improvement came in the area of working capital.

     Our debt-to-total capitalization at the end of 1996 was 26.4 percent, compared with 29.7 percent in 1995 and 37.1 percent in 1994.

     Our outlook for the full year is strong and we anticipate favorable comparisons on a year-over-year basis. However, we expect first quarter earnings to be below a year ago, due to lower shipments of penny blanks to the U.S. Mint.

     We appreciate your support and assure you that creating value for our shareholders guides every major decision.






                                                          /s/William L. Peterson
                                                          ----------------------
                                                             William L. Peterson
                                                           Chairman of the Board



                                                              /s/Thomas B. Clark
                                                              ------------------
                                                                 Thomas B. Clark
                                           President and Chief Executive Officer

                                                                   March 3, 1997

                                     Q & A

Alltrista is now benefitting from strategy developed when we became an independent company, and we are capitalizing on our competitive advantages. Our 1996 results are discussed here, and we share our expectations for 1997.

Please comment on the year. What went well, and what didn't?

     In addition to the acquisition and divestiture mentioned earlier (and discussed later in this report), we were most pleased with the improved operation of the plastic packaging business. A relatively new team there has made vast improvements in operating efficiencies and has brought scrap levels to historical lows. This, during 1996, translated into considerable operating earnings improvement. These improvements justify increased investment in this area to pursue growth opportunities. In addition, the business was successful in obtaining a 10-year supply contract with its largest customer, and with that the expectation of increased orders. The industrial plastics operation, where we thermoform large parts, had another good year, as well. A poor growing season dampened earnings in our consumer products operation and lower than expected volume negatively affected operations at two plastics injection molding facilities.

How do you feel about 1997?

     Earnings for the full year should advance by at least 13 percent, which is our corporate objective. We expect an unfavorable comparison in the first quarter, however, compared to a year ago when our earnings per share were 42 cents. Within food containers, we are expecting a good year for the consumer products business, while plastic packaging is expected to be somewhat below 1996's level. Within the industrial components segment, the zinc business will be negatively impacted by lower coinage shipments related to Federal Reserve inventory management, while the injection molded plastics operation will see growth and the plastics thermoforming business will be about equal to a year ago. We expect to see LumenX in the black for the year, as well.

You say the consumer products operation should show considerable improvement in 1997. Why?

     Of the two primary reasons, one we can influence and the other is beyond our control. The former is tied to consolidation of the Ball(R) and Kerr(R) product lines. This is addressed at length in the letter to shareholders, on pages 2 and 3. We're confident the consolidation will be carried out successfully. At this writing, we are certainly on schedule to meet this objective. The latter favorable influence for the consumer products business this year should be the

[GRAPHIC OMITTED]
Alltrista was awarded multi-year contracts in 1996 by both the U.S. Mint and Royal Canadian Mint to produce copper-plated zinc one cent coin blanks.

[GRAPHIC OMITTED]
Alltrista Corporation produces shotgun shell wads at two of its plastics infection molding manufacturing facilities. The wads are used by the two leading domestic ammunition manufacturers to produce shotgun shells. Target shooting of clay pigeons (left of picture) is a sport growing in popularity in the United States.

Zinc strip produced by the company's zinc products operation is used in many industrial applications. These automotive blade fuses, manufactured by the leading fuse suppliers in the U.S., have a much higher zinc content than the round glass fuse (left) they replaced.

     weather. We've had two consecutive bad growing seasons for home gardening, and therefore lower demand for home canning products. The odds of three consecutive bad growing seasons are pretty low, but as mentioned, this is out of our control. We do know that over time, and that is what we are most concerned with, we will have more good growing years than bad. We're ready for a good one. The consumer products business is gearing up not only for a better 1997 in the home canning business, but future growth opportunities, and that is what our shareholders are really interested in.

As a follow-up, if 1996 (and 1995) were slow years for home canning, does this mean you have substantial inventory to carry-over into 1997?

     There was considerable carryover from 1995 into 1996, but inventory reduction was stressed in 1996 and the Ball brand home canning inventories are at reasonable levels as we enter the current season. The Kerr Group had inventory remaining at the end of the 1996 season, inventory we had not acquired at the March purchase. We negotiated a bulk purchase of that inventory, on good terms, so will start the `97 season with higher Kerr brand inventory than we will have in future years. Despite this aberration, we look for an excellent year in home canning.

Why did you repurchase stock last year? Will you repeat the program?

    The cash we generate can be paid out as dividends, invested for growing the business, or for repurchasing stock. Simply stated, our stock repurchase was an investment, a good one, we believe. At certain times during the year we felt our stock was undervalued. We repurchased 630,000 shares for $14 million, or an average price of $22.16, versus a year-end share price of $25.75. We'll consider additional repurchases in the future, depending on share price and availability of cash.

You mentioned investing cash to grow the business. Are there any acquisitions on the horizon?

     We are still digesting the Kerr acquisition of 1996, but are seriously considering additional opportunities. We'll probably have more to report to our shareholders on this activity this year. The acquisition of complimentary businesses is one of the primary ways we expect to grow Alltrista Corporation.

You say penny shipments will be down in the first quarter. Why? And, how viable is the penny long-term?

     Shipments will be down due to the Federal Reserve having a temporary oversupply of all coins, not just pennies. The Fed increased the number of distribution warehousing points last year, creating additional demand for coins. Now, the flow-back of coins in the post-holiday period has filled that pipeline. We expect this to be worked down during the first quarter. On a longer-term basis, we expect the one cent coin blank to remain a major product line for our zinc business. Demand for the coin remains strong. Surveys indicate the general population wants the penny to remain in the system. The alternative would be to round all prices to the nearest five cents. Prices would likely be rounded up, not down, and this would be inflationary. Incidentally, the U.S. Mint agrees with this thinking.

[GRAPHIC OMITTED]
The Kerr brand of home food preservation products was acquired by Alltrista in 1996. Kerr and Ball brand home canning supplies are marketed in the United States, while the Bernardin brand is the company's entry in the Canadian market.

[GRAPHIC OMITTED]
Alltrista Corporation's high-barrier coextruded plastic packaging business had an excellent year in 1996, with improved profitability paced by higher production efficiencies and lower scrap rates. The company won a 10-year supply contract from Hunt Wesson to continue production of roll stock for its Snack Pack and Gel products. Hunt Wesson purchases roll stock from Alltrista and uses it on automated form, fill and seal machinery. The Hunt Wesson contract is a good example of how our operations are establishing strategic alliances with customers. During the year we received an "Excellent - Exceeds Expectations" award from the customer.

Customer acceptance of the company's light-weight thermoformed plastic tables grew during 1996, and we expect a substantial increased in sales volume for that product line in 1997. The company has expanded the table program to include 28 different models.

                                       EVA
     Alltrista Corporation's objective is to move earnings and value ahead 13 percent per year. The earnings part is self-explanatory; however, we measure value using an internal financial and operational performance metric called Economic Value Added, or EVA.

EVA - What is it?

EVA is simply net operating profits after tax less a charge for the use of capital (11 percent for Alltrista) employed in the business. Operating profits are also adjusted to account for certain differences between accounting and economic profits. The capital charge is the minimum rate of return necessary to compensate shareholders and lenders for the risk of their investments in Alltrista. Research shows that changes in EVA have a closer correlation to changes in shareholder value than any other performance metric, including traditional measures such as earnings per share, earnings growth, return on equity, and return on assets.

EVA can be improved in three ways:
1.   Growth - Invest in projects that earn more than the cost of capital.
2. Productivity Improvement - Increase profits without using additional capital.
3. Divest - Elimimate non-strategic assets that do not generate operating profits greater than the cost of capital.

Actions to increase EVA

By focusing on EVA, employees throughout Alltrista are making strategic and operating decisions that will increase EVA and in turn, shareholder value. During 1996 Alltrista Corporation used all three methods described above to increase EVA. A few of the more significant actions include the following:

 -   Sale of the Metal  Services  Company
 -   Acquisition  of the Kerr brand of home  canning  products
 -   Improved  operating   efficiencies  at  Plastic  Packaging

Operating profits in the Metal Services unit had been well below the cost of capital and long term prospects in this industry did not show signs of a turnaround. On the other hand, the acquisition and integration of the Kerr brand of home canning products provides an opportunity to increase EVA significantly, beginning as soon as 1997. Improved operating efficiency, combined with a reduction in capital employed in our Plastic Packaging operation, also contributed to our 1996 EVA improvement.

Incentive compensation

To assure that management's interest is in line with that of our shareholders', all of management's incentive compensation is tied to EVA. Simply put, management is rewarded when our shareholders are rewarded. Our EVA incentive compensation plan is based upon a specific formula; incentives are not discretionary. Annual EVA targets are established for each operation based upon the prior year's target, adjusted up or down based upon the prior year's actual performance. This target setting approach rewards managers for continuous EVA improvement and is consistent with our long-term value creation strategy.

EVA is our primary performance measure because more than any other standard, it aligns our internal processes, business strategies and employee behavior in the pursuit of realizing Alltrista's value creation potential.

[GRAPHIC OMITTED]
Kevin D. Bower, vice president of finance and controller, explains Economic Value Added results to a group of management employees.

                                  [LINE GRAPH]

                               MARKET VALUE ADDED
                                  ($ millions)
                          Market Value        Book Value
                      '93    174.8               93.1
                      '94    191.0              106.7
                      '95    175.2              112.8
                      '96    221.9              112.8

                Market Value Added represents the value that has been created for shareholders.

                                  [LINE GRAPH]

                                EVA PERFORMANCE
                         Year End             Annual EVA
                       Stock Price            (millions)
                  '93      17                    4.5
                  '94     19.75                  7.0
                  '95      18                    6.0
                  '96     25.75                  6.9

                          Compound Annual Growth Rates
                           Stock Price-14.8% EVA-15.2%

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements and the accompanying notes. All amounts have been restated to reflect the metal services business as a discontinued operation, as discussed below.

RESULTS OF OPERATIONS - COMPARING 1996 TO 1995

   The company reported net sales of $230.3 million and operating earnings of $27.8 million for 1996. This represents a 4.0% and 15.2% increase over sales and operating earnings of $221.5 million and $24.1 million in 1995. Excluding the impact of a $2.4 million pretax, non-cash charge related to the termination of the zinc wine capsule development program in 1995, operating earnings increased 4.6% for the year. Sales in each operating unit either equaled or exceeded those of the prior year. The food containers segment had both increased sales and earnings in 1996 versus 1995. Although a poor growing season and costs associated with the Kerr acquisition were responsible for lower earnings in Consumer Products, this decrease was more than offset by higher earnings resulting from improved operating efficiencies and reduced material scrap at Plastic Packaging. The industrial components segment also achieved increased sales and operating earnings in 1996, with nearly every operation showing sales increases. Excluding the effect of the unusual item in 1995, operating earnings for the segment were in line with 1995.
   Gross margin percentages ("margins") improved in 1996 in the food containers segment mostly as a result of favorable product mix and operating efficiency and scrap gains at Plastic Packaging and increased margins on increased Canadian sales at Consumer Products. Overall, the indus-trial components segment had slightly higher gross margin percentages. Improved margins at Industrial Plastics were the result of increased volumes in the refrigeration market and table products coupled with material cost decreases. LumenX also improved margins on better production efficiencies. These improvements were somewhat offset by start-up costs and lower than expected volume at Unimark's Missouri and South Carolina locations.
   Selling, general and administrative costs increased as a
percentage of total sales during 1996. This was due to costs associated with the integration of the Kerr brand into Consumer Products, along with increased marketing and promotional efforts in this division. Increased market research activities at Zinc Products have also increased selling, general and administrative costs.
   Consolidated net interest expense of $2.6 million was well under interest expense of $3.3 million for the prior year. Interest expense was incurred on the company's $30 million long-term financing and seasonal borrowings under the company's committed and uncommitted credit agreements. The 1996 interest expense was offset by $.4 million of interest income earned on short-term investments. Gross interest expense of $3.0 million in 1996 was lower than 1995's $3.3 million due to lower average daily borrowings.
   Income from continuing operations of $15.2 million increased 21.5% from $12.5 million and primary earnings per share from continuing operations was $1.93, an increase of 22.9% over the $1.57 reported for 1995. Excluding the after-tax impact of terminating the wine capsule development program, 1995 net earnings from continuing operations would have been $14.0 million and primary earnings per share would have been $1.75. Fully diluted earnings per share from continuing operations were a penny less in both 1996 and 1995 than primary earnings per share as a result of the dilutive effect of stock options outstanding.
   In April 1996, the company sold its Metal Services plants, real estate, equipment and certain inventory. The operation has been classified as a discontinued operation on the income statement and prior years' results have been reclassified to conform to this presentation. The 1996 loss from this discontinued operation was $.7 million or $.09 per share, both primary and fully diluted. This represents break-even results from operations for the first four months of 1996 and a $.7 million loss on disposal, reflecting estimated costs accrued in conjunction with the transfer of assets sold and a $.4 million curtailment loss from the pension and postretirement plans. Metal Services had an after-tax loss of $1.0 million or $.12 per share, fully diluted, in 1995.

   In 1996, following the sale of the assets of Metal Services, the company redefined its businesses from three to two distinct segments: food containers and industrial components. Unimark Plastics and Industrial Plastics, previously included in the company's plastic products segment, were combined with Zinc Products and LumenX to form the industrial components segment. Consumer Products and Plastic Packaging comprise the food containers segment. Prior year segment presentations have been restated to reflect the change in segments.

FOOD CONTAINERS SEGMENT

   The food containers segment increased sales and earnings 5.3% and 11.3%, respectively, comparing 1996 with 1995. Consumer Products reported higher sales and lower earnings while Plastic Packaging had higher earnings on similar sales to 1995. In March 1996, the company acquired certain assets related to the home food preservation product line of Kerr Group, Inc. ("Kerr"). While domestic home canning sales of the Ball brand were hampered by a poor growing season, the overall sales increase at Consumer Products was mostly the result of increased market share in Canada and sales of the newly acquired Kerr brand. Current year sales of the Kerr brand of home canning products were made primarily from inventories retained by the previous owner and, consequently, sales for the account of Alltrista were not as significant in 1996 as they will be in future years. Operating earnings were also affected by higher warehousing costs, increased advertising and sales promotion expense to support the home canning category and costs associated with the integration of the Kerr product line. In connection with the integration, the company announced the closing of the Jackson, Tennessee facility (obtained in the Kerr transaction) and consolidation of the domestic manufacture of home canning closures at its plant in Muncie, Indiana. Although Plastic Packaging's sales were similar to 1995, its earnings benefited from favorable product mix, reduced labor and scrap costs and focused research and development spending.

INDUSTRIAL COMPONENTS SEGMENT

   The industrial components segment increased sales by 3.0% and improved operating earnings 16.3%. Zinc Products had increased sales due to higher shipments of penny blanks and industrial products which more than offset lower battery can volumes. Earnings were higher in 1996 due to the $2.4 million pretax, non-cash charge related to the termination of the zinc wine capsule development program taken in 1995. Excluding this charge, earnings were nearly even with 1995. The volume gains were offset by increased scrap and benefits costs in this unit. Industrial Plastics had similar sales as volume increases in both the refrigeration and table businesses were offset by price reductions in its refrigeration products. Earnings improved as a result of these volume increases as well as lower material costs in 1996. Unimark Plastics had higher sales but lower operating earnings comparing the two years. This division completed construction of a new facility and began production in the first quarter of 1996 as planned. However, volumes at this location were lower than planned and the location operated at a larger loss than was anticipated. LumenX reported increased sales and margins from the prior year; however, this business continued to operate at a small deficit as it incurred increased benefits and sales costs.

RESULTS OF OPERATIONS - COMPARING 1995 TO 1994

   Consolidated net sales for 1995 increased 6.6% to $221.5 million over 1994 net sales of $207.8 million, while operating earnings of $24.1 million decreased 9.5% from 1994 earnings of $26.7 million. Food containers segment sales were higher while sales were level in the industrial components segment. Operating earnings for 1995 include a $2.4 million third quarter write-off of assets related to a discontinued product development project in the Zinc Products operation. 1995 operating earnings were also adversely affected by $.9 million due to the sale of inventories acquired by Consumer Products in late 1994. The acquisition accounting required these inventories to be valued at their selling price. Without the impact of these items, 1995 operating earnings would have been $27.4 million, an increase of 3.0% over 1994.
   Gross margin percentages ("margins") were lower in 1995 partially as a result of lower sales volumes at Zinc Products and LumenX. In addition, margins in the Consumer Products business were lower due to a decline in home canning sales and the aforementioned sale of acquired inventories at no accounting profit. Plastic Packaging incurred decreased margins on higher sales due to a shift in sales to lower margin products. Resin price increases, which are generally passed on to customers, also created margin erosion in each of the plastics businesses.
   Selling, general and administrative expenses fluctuated in relative proportion to the increase in sales from 1995 to 1994.
   Consolidated net interest expense of $3.3 million in 1995 relates to interest on the company's $30 million long-term financing completed in December of 1994 and borrowings under the company's committed and uncommitted credit agreements. Interest expense of $2.7 million in 1994 relates only to interest on borrowings under the company's revolving credit agreements and uncommitted lines of credit. Interest expense increased $.6 million in 1995 as a result of higher interest rates with respect to the long-term financing and short-term borrowings.
   Income from continuing operations of $12.5 million in 1995 decreased 10.6% from $14.0 million in 1994. Primary earnings per share from continuing operations was $1.57 in 1995, a decrease of $.23 from 1994 primary earnings per share of $1.80. Excluding the after-tax impact of the unusual item, income from continuing operations and primary earnings per share would have been $14.0 million and $1.75, respectively. The discontinued operation incurred an after tax loss of $1.0 million or $.12 per share versus a gain in 1994 of $2.1 million or $.27 per share, on a fully diluted basis. The 1995 results of discontinued operations included a $2.1 million after-tax charge primarily to write down equipment to its net realizable value.

FOOD CONTAINERS SEGMENT

   The food containers segment achieved a 14.7% increase in net sales with a marginal increase in operating earnings from 1995. Within the segment, Consumer Products' sales increased 19% while its operating earnings decreased 6.3%. The sales increase was the result of a full year of activity from the late 1994 acquisitions of Bernardin Ltd. and Fruit-Fresh(R) brand fruit protector, offset partially by decreased sales of U.S. home canning supplies. Home canning sales and operating earnings decreased due to the negative impact of weather on growing conditions. Operating earnings were also negatively affected $.9 million in 1995 by sales of Bernardin Ltd. and Fruit-Fresh inventories acquired in 1994. These inventories were valued at their net selling price (as required by generally accepted accounting principles) and consequently their sale produced no accounting profit. Operating earnings in 1995 were also impacted by the inclusion of a full year of Bernardin Ltd. selling, general and administrative expenses. The Plastic Packaging division increased sales and operating earnings in 1995. The operating earnings improvement was largely the result of a reduction in administrative costs and research and development spending.

INDUSTRIAL COMPONENTS SEGMENT

   The industrial components segment showed a 1.1% increase in sales and a 3.3% decrease in operating earnings in 1995, excluding the impact of the following unusual item. Due to greater than expected acceptance of plastic and composite capsules in the wine industry and certain performance limitations of zinc as a capsule material, the company terminated a project to develop a zinc capsule for the wine industry during the third quarter of 1995. As a result of this decision, the company recorded a pretax charge of $2.4 million to write down certain project-related assets to their estimated net realizable values. These assets have now been sold or otherwise disposed of. Zinc Products reported a 2.5% decrease in 1995 sales with a similar decrease in operating earnings, excluding the $2.4 million charge to terminate development of the zinc capsule. The decreases were a result of lower volumes in the coinage and battery can product lines. LumenX's sales in 1995 were slightly lower than 1994. Lower volumes coupled with a demand for lower margin products caused operating earnings to fall below the 1994 break-even level. Unimark Plastics experienced a sales increase of 6.1% with a nominal decrease in operating earnings in 1995. Sales volume increases improved earnings; however, the improvement was offset by costs incurred in connection with the construction of a new facility in Springfield, Missouri which began operation during the first quarter of 1996. Industrial Plastics increased its sales 9.1% in 1995. The increase was due principally to resin price increases; operating earnings remained flat in 1995, despite the sales increase because resin price increases were passed on to the division's principal customer and certain price concessions were implemented consistent with a long-term supply contract.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

   Working capital at December 31, 1996 of $48.9 million decreased slightly from the 1995 level of $51.8 million. Proceeds of $14.4 million from the sale of certain assets of Metal Services were used to reduce borrowings under the company's revolving credit agreement. The company retained all accounts receivable and inventory other than inks and coatings, as well as substantially all liabilities accrued prior to the sale. On June 28, 1996 the remaining Metal Services inventory was sold to U.S. Can for approximately $9 million. Sale of the remaining inventory and collection of the accounts receivable less liabilities paid generated cash of approximately $13 million. These funds were used to reduce short-term borrowings, repurchase the company's common stock, and purchase short-term investments.
   The company has $30 million of long-term debt with maturity dates beginning in 1998 and continuing through 2004 at a fixed interest rate of 7.8%. In May 1995, the company terminated a swap agreement, resulting in a transaction gain of $.5 million. This gain is being amortized over the original three-year term of the swap and effectively fixes the company's interest rate on the long-term debt through December 1997 at 7.19%. Along with the long-term financing, the company has committed credit agreements in the amount of $54 million. The company also has available $90 million in uncommitted credit lines of which no borrowings were outstanding at December 31, 1996. After reducing outstanding debt by the cash balance, the debt-to-total capitalization ratio was 21.2% at the end of 1996 versus 28.2% at December 31, 1995. During 1996, the company purchased 630,000 shares of its common stock in the open market at a total cost of $14.0 million, completing its board-authorized stock repurchase programs. The stock acquired is being reissued for employee stock plans as needed.
   Capital expenditures during 1996 were $25.3 million, including the $14.6 million acquisition of the Kerr home food preservation product line. Remaining expenditures were as planned and less than 1995 due to less expenditures for the discontinued Metal Services and the 1995 construction of the Missouri facility for Unimark Plastics.
   The Environmental Protection Agency and certain state agencies have designated the company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites with which its operations may have been associated. The company's information at this time does not indicate that clean up of any of the waste sites referred to above will have a material, adverse effect upon the financial condition, results of operations, cash flows or competitive position of the company.
   In the ordinary course of business, the company has been and is involved in various legal disputes with respect to the businesses of the company, including disputes related to allegations of non-compliance with environmental and labor laws or regulations and product liability. Management does not expect any potential loss or settlement in connection with such disputes to have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of the company.

                        CONSOLIDATED STATEMENT OF INCOME
                     Alltrista Corporation and Subsidiaries


(thousands, except per share amounts)                                                       Year ended December 31,
                                                                                      1996            1995           1994
                                                                                   ----------      ----------     ----------
Net sales.......................................................................   $ 230,314       $ 221,458      $ 207,779

Costs and expenses
   Cost of sales................................................................     163,435         161,662        147,590
   Selling, general and administrative expenses.................................      39,108          33,256         33,537
   Unusual items................................................................           -           2,430              -
                                                                                   ----------      ----------     ----------
Operating earnings..............................................................      27,771          24,110         26,652
Interest expense, net...........................................................      (2,571)         (3,342)        (2,700)
Other expense...................................................................           -               -           (400)
                                                                                   ----------      ----------     ----------
Income from continuing operations before taxes..................................      25,200          20,768         23,552
Provision for income taxes......................................................      (9,979)         (8,240)        (9,540)
                                                                                   ----------      ----------     ----------
Income from continuing operations...............................................      15,221          12,528         14,012
                                                                                   ----------      ----------     ----------
Discontinued operation:
   (Loss)/income from discontinued operation,
      net of income taxes of $641 and $(1,440), respectively....................           -          (1,029)         2,116
   Net loss on disposal of discontinued operation, net
      of income tax benefit of $468.............................................        (711)              -              -
                                                                                    ---------      ----------      ---------
Net income......................................................................    $ 14,510        $ 11,499       $ 16,128
                                                                                    =========      ==========      =========
Primary earnings per share:
   Income from continuing operations...........................................     $   1.93        $   1.57       $   1.80
   Discontinued operation......................................................         (.09)           (.13)           .27
                                                                                    ----------      ---------      ---------
   Net income..................................................................     $   1.84        $   1.44       $   2.07
                                                                                    ==========      =========      =========
Fully diluted earnings per share:
   Income from continuing operations...........................................     $   1.92        $   1.56       $   1.80
   Discontinued operation......................................................         (.09)           (.12)           .27
                                                                                    ----------      ---------      ---------
   Net income                                                                       $   1.83        $   1.44       $   2.07
                                                                                    ==========      =========      =========
Weighted average shares outstanding:
   Primary......................................................................       7,906           7,996          7,798
   Fully diluted................................................................       7,936           8,012          7,797

               The accompanying notes are an integral part of the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEET
                     Alltrista Corporation and Subsidiaries


(thousands of dollars)                                                                                   December 31,
                                                                                                      1996           1995
                                                                                                  ----------      ----------
Assets
Current assets
   Cash and cash equivalents...................................................................   $   7,611       $   2,333
   Accounts receivable, net of reserve for doubtful accounts of $1,129 and $1,377..............      27,621          36,387
   Inventories.................................................................................      42,262          54,575
   Prepaid expenses............................................................................         726             607
   Deferred taxes on income....................................................................       3,312           2,849
                                                                                                  ----------      ----------
     Total current assets......................................................................      81,532          96,751
                                                                                                  ----------      ----------
Property, plant and equipment, at cost
   Land........................................................................................         782           1,601
   Buildings...................................................................................      29,349          36,032
   Machinery and equipment.....................................................................     115,004         158,502
                                                                                                  ----------      ----------
                                                                                                    145,135         196,135
   Accumulated depreciation....................................................................     (99,475)       (140,052)
                                                                                                  ----------      ----------
                                                                                                     45,660          56,083
                                                                                                  ----------      ----------
Goodwill, net of accumulated amortization of $1,083 and $2,965.................................      20,549           7,534
                                                                                                  ----------      ----------
Other assets...................................................................................       6,338           2,282
                                                                                                  ----------      ----------
Total assets...................................................................................   $ 154,079       $ 162,650
                                                                                                  ==========      ==========
Liabilities and shareholders' equity
Current liabilities
   Notes payable...............................................................................   $       -       $   3,500
   Accounts payable............................................................................      17,181          23,376
   Accrued salaries, wages and employee benefits...............................................       7,370          10,270
   Other current liabilities...................................................................       8,109           7,793
                                                                                                  ----------      ----------
     Total current liabilities.................................................................      32,660          44,939
                                                                                                  ----------      ----------
Noncurrent liabilities
   Long-term debt..............................................................................      30,000          30,000
   Deferred taxes on income....................................................................          92             687
   Other noncurrent liabilities................................................................       7,860           7,773
                                                                                                  ----------      ----------
     Total noncurrent liabilities..............................................................      37,952          38,460
                                                                                                  ----------      ----------
Contingencies
Shareholders' equity
   Common stock, 25,000,000 shares authorized, 7,968,868 and 7,883,627 shares issued
     and 7,454,920 and 7,871,939 shares outstanding in 1996 and 1995, respectively.............      41,457          40,679
   Retained earnings...........................................................................      53,475          38,965
   Minimum pension liability...................................................................        (253)           (367)
   Cumulative translation adjustment...........................................................         (38)            (26)
                                                                                                  ----------      ----------
                                                                                                     94,641          79,251
   Less: treasury stock (503,946 shares, at cost)                                                   (11,174)              -
                                                                                                  ----------      ----------
     Total shareholders' equity................................................................      83,467          79,251
                                                                                                  ----------      ----------
Total liabilities and shareholders' equity.....................................................   $ 154,079       $ 162,650
                                                                                                  ==========      ==========

                  The accompanying  notes  are an  integral  part  of the
                             consolidated financial statements.

                                       Consolidated Statement of Cash Flows
                                      Alltrista Corporation and Subsidiaries

(thousands of dollars)                                                                      Year ended December 31,
                                                                                       1996           1995          1994
                                                                                    ---------      ---------      ---------
Cash flows from operating activities
   Net income                                                                       $ 14,510       $ 11,499       $ 16,128
   Reconciliation of net income to net cash provided by operating activities:
     Depreciation and amortization                                                    10,569         12,816         12,612
     Deferred taxes on income                                                         (1,134)        (1,815)          (794)
     Loss/(gain) on sale of assets                                                       550           (410)            77
       Loss on disposal of discontinued operation                                      1,179              -              -
     Deferred employee benefits                                                        1,008            746          1,953
     Other                                                                                63            190           (107)
     Unusual item                                                                          -          2,430              -
       Unusual item from discontinued operation                                            -          3,480              -
   Changes in working capital components excluding acquisitions:
     Accounts receivable                                                               7,803         (1,453)        (3,769)
     Inventories                                                                      12,041         (7,165)        (1,399)
     Accounts payable                                                                 (6,195)           891           (343)
     Accrued salaries, wages and employee benefits                                    (3,241)        (1,242)           866
     Other current liabilities                                                        (2,334)        (2,955)           429
                                                                                    ---------      ---------      ---------
       Net cash provided by operating activities                                      34,819         17,012         25,653
                                                                                    ---------      ---------      ---------
Cash flows from financing activities
   Proceeds from revolving credit borrowings and notes payable                        20,695         20,713         39,000
   Principal payments on revolving credit borrowings and notes payable               (24,195)       (25,713)       (48,500)
   Debt acquisition costs                                                                  -            (19)          (122)
   Proceeds from issuance of common stock                                              3,091          2,417          3,246

   Purchase of treasury stock                                                        (13,980)             -              -
                                                                                    ---------      ---------      ---------
       Net cash used in financing activities                                         (14,389)        (2,602)        (6,376)
                                                                                    ---------      ---------      ---------
Cash flows from investing activities
   Proceeds from sale of property, plant and equipment                                   950            446             86
   Additions to property, plant and equipment                                        (10,699)       (13,693)       (11,703)
   Acquisitions of businesses, net of cash acquired                                  (14,633)             -         (9,974)
   Proceeds from sale of certain assets of discontinued operation                     14,384              -              -
   Investment in life insurance contracts                                             (4,308)             -              -
   Other                                                                                (846)           (59)          (445)
                                                                                    ---------      ---------      ---------
       Net cash used in investing activities                                         (15,152)       (13,306)       (22,036)
                                                                                    ---------      ---------      ---------
Net increase (decrease) in cash                                                        5,278          1,104         (2,759)
Cash and cash equivalents, beginning of year                                           2,333          1,229          3,988
                                                                                    ---------      ---------      ---------
Cash and cash equivalents, end of year                                               $ 7,611        $ 2,333        $ 1,229
                                                                                    =========      =========      =========

                   The accompanying  notes  are an  integral  part  of the
                             consolidated financial statements.

                             Consolidated Statement of Changes in Shareholders' Equity
                                       Alltrista Corporation and Subsidiaries

(thousands of dollars and shares)
                                                                                                   Minimum      Cumulative
                                      Common Stock           Treasury Stock         Retained       Pension      Translation
                                    Shares    Amount      Shares     Amount         Earnings     Liability      Adjustment
                                   --------  --------    --------   --------       ----------    ----------    ------------
Balance, December 31, 1993           7,473   $ 34,396          -    $      -       $  11,338      $  (612)      $       -
Net income                               -          -          -           -          16,128            -               -
Minimum pension liability                -          -          -           -               -          288               -
Stock options exercised and
   stock plan purchases                261      3,759          -           -               -            -               -
Cumulative translation adjustment        -          -          -           -               -            -            (144)
                                    -------  ---------   --------   ---------      ----------    ---------      -----------
Balance, December 31, 1994           7,734     38,155          -           -          27,466         (324)           (144)
Net income                               -          -          -           -          11,499            -               -
Minimum pension liability                -          -          -           -               -          (43)              -
Stock options exercised and
   stock plan purchases                150      2,524          -           -               -            -               -
Cumulative translation adjustment        -          -          -           -               -            -             118
                                    -------  ---------    --------  ---------      ----------    ---------      -----------
Balance, December 31, 1995           7,884     40,679          -           -          38,965         (367)            (26)
Net income                               -          -          -           -          14,510            -               -
Minimum pension liability                -          -          -           -               -          114               -
Stock options exercised
   and stock plan purchases             85        778        127       2,806               -            -               -
Cumulative translation adjustment        -          -          -           -               -            -             (12)
Purchase of common stock                 -          -       (631)    (13,980)              -            -               -
                                    -------  ---------    --------  ---------      ----------    ---------      -----------
Balance, December 31, 1996           7,969   $ 41,457       (504)   $(11,174)      $  53,475      $  (253)       $    (38)
                                    =======  =========    ========  =========      ==========    =========      ===========

         The accompanying notes are an integral part of the consolidated financial statements.

                                    Notes to Consolidated Financial Statements
                                      Alltrista Corporation and Subsidiaries

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.
     Certain prior year amounts have been reclassified to conform to the current year presentation, including reclassification of the results of an operation sold during the year. See Discontinued Operation - Sale of Metal Services Company Assets note.
     The businesses comprising the company have interests in metal, plastics, consumer products and industrial equipment. See Business Segment Information note.

Revenue Recognition

Sales are recognized primarily upon shipment of products.

Cash and Cash Equivalents

Temporary investments are considered cash equivalents if original maturities to the company are three months or less.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of the assets are capitalized. The company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in the first quarter of 1996. The implementation of this standard did not impact the financial position or results of operations of the company.

Depreciation and Amortization

Depreciation is provided on the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings
- 30 to 50 years; machinery and equipment - 5 to 10 years). Goodwill and other intangible assets are amortized over the periods benefited, generally up to 20 years.

Taxes on Income

Deferred taxes are provided for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, notes payable, accounts payable, and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. Investments in life insurance contracts are carried at surrender value, which approximates fair market value. The fair market value of long-term debt was estimated using rates currently available to the company for debt with similar terms and maturities.

Stock Options

The company accounts for the issuance of stock options under the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." Accordingly, for the company's stock option plans, no compensation cost is recognized in the consolidated statement of income. Based on the grant date fair value of options granted in 1996 and 1995, the impact on net income and earnings per share for both years would have been insignificant had the company recorded compensation expense for the options granted.

Environmental Expenditures

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures which relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments or remediation efforts are probable and the costs can be reasonably estimated, which generally coincides with the completion of a feasibility study or the company's commitment to a formal plan of action.

Use of Estimates

Preparation of the consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates.

Earnings per Share

Earnings per share are computed by dividing net income for the year by the weighted average number of shares outstanding and common stock equivalents. Fully diluted earnings per share computations assume that outstanding dilutive stock options were exercised.

PRODUCT LINE ACQUISITION

On March 15, 1996, the company acquired certain assets related to the home food preservation product line of Kerr Group, Inc. ("Kerr") for approximately $14.6 million and accounted for the acquisition as a purchase. The purchase price was allocated to the equipment, raw materials inventory and a perpetual license to use the Kerr trade name, based on their estimated fair values. The license to use the Kerr trade name is being amortized over 20 years. In addition, the company assumed the operating lease at Kerr's Jackson, Tennessee manufacturing facility. During the third quarter, the company completed a facility assessment and announced its intention to close the Jackson facility and consolidate operations in its Muncie, Indiana facility. As a result of this decision, acquisition costs of $2.6 million have been recorded in "Other Current
Liabilities" for severance and the estimated net costs to close the Jackson facility, resulting in additional goodwill. Concurrent with the purchase, the company and Kerr entered into a non-exclusive Sales Agent Agreement whereby the company agreed to sell certain pre-closing inventory retained by Kerr. The company's duties under the Sales Agent Agreement were completed during 1996. The impact of including the financial results of Kerr in a pro forma presentation for 1995 and the first quarter of 1996 would not have been material.

DISCONTINUED OPERATION -- SALE OF METAL SERVICES COMPANY ASSETS

Effective April 26, 1996 ("Measurement date"), the company sold its Metal Services Company plants, real estate, equipment and coatings and inks inventory to U.S. Can Corporation for approximately $14.4 million after certain transaction costs. The company retained all accounts receivable and essentially all inventory, as well as substantially all liabilities accrued as of April 26, 1996. Proceeds from the sale were used to reduce outstanding borrowings. The company entered into a non-exclusive sales agreement whereby U.S. Can agreed to sell the retained inventory. On June 28, 1996, the two companies entered into an agreement whereby U.S. Can purchased the remaining inventory for approximately $9 million. In addition to the $14.4 million sale proceeds, the company received approximately $13 million during 1996 from the sale of the retained inventory and the collection of the accounts receivable retained less amounts required to settle the accounts payable and other liabilities.
     The disposal of the Metal Services Company assets has been accounted for as a discontinued operation in the accompanying statement of income. The prior years' statements of income have been restated to conform to the current year presentation. The net assets of Metal Services Company are included in the balance sheet at December 31, 1995. The combined effect of Metal Services' 1996 results from operations, the gain on the sale of the assets and estimated costs to be incurred in connection with the sale, including a $.7 million curtailment loss for pension benefits related to Metal Services Company, and a $.3 million curtailment gain for postretirement benefits is a loss of $.7 million, net of tax. Sales from this operation were $79.7 and $88.4 in 1995 and 1994 respectively, and $18.0 million up to the Measurement date in 1996.

BUSINESS SEGMENT INFORMATION

In 1996, the company redefined its businesses from three to two distinct segments: industrial components and food containers. Unimark Plastics and Industrial Plastics, previously included in the company's plastic products segment, were combined with Zinc Products and LumenX to form the industrial components segment. Previously reported segment information was reclassified to correspond with this presentation.

The industrial components segment includes Zinc Products, Unimark Plastics, Industrial Plastics and LumenX. This segment provides cast zinc strip and fabricated zinc products, primarily zinc battery cans and coinage. The U.S. Mint is the primary purchaser of coinage and, on the basis of net sales, is the largest customer of the company. The industrial components segment also produces injection molded plastic products used in medical, pharmaceutical and consumer products, thermoformed plastic parts for appliances, and packaging. Industrial Plastics' sales are made primarily to one customer. This segment also supplies inspection systems used primarily in the tire, packaging, and automotive industries.
     The food containers segment includes Consumer Products and Plastic Packaging and produces multi-layer plastic sheet and formed containers used in food packaging, and also markets a line of home food preservation products, including Ball, Kerr, and Bernardin brand home canning jars, home canning jar closures, and related food products, which are distributed through a wide variety of retail outlets. Under the terms of a property transfer agreement, the company has the right to use the B script trademark in a certain scope of application. In the event of a change of control of the company not approved prior to such change by a majority of the members of the board of directors of the company, the previous owner has the option to require the retransfer of the right to use the trademark.
     The company's major customers and principal facilities are located within the United States, Canada and Puerto Rico.


 (thousands of dollars)                                                               1996           1995*           1994*
                                                                                 ------------      ----------    -----------
Net sales:
   Industrial components:
       Zinc Products............................................................ $    57,501       $  56,328     $   57,767
       LumenX...................................................................      21,816          19,801         20,254
       Unimark Plastics.........................................................      33,105          32,505         30,634
       Industrial Plastics......................................................      16,850          16,898         15,483
                                                                                 ------------      ----------    -----------
           Total industrial components..........................................     129,272         125,532        124,138
                                                                                 ------------      ----------    -----------
   Food containers:
       Consumer Products........................................................      57,096          51,792         43,539
       Plastic Packaging........................................................      43,946          44,134         40,102
                                                                                 ------------      ----------    -----------
           Total food containers................................................     101,042          95,926         83,641
                                                                                 ------------      ----------    -----------
       Total net sales.......................................................... $   230,314       $ 221,458     $  207,779
                                                                                 ============      ==========    ===========
Operating earnings:
   Industrial components (1).................................................... $    17,819      $   15,315     $   18,345
   Food containers..............................................................      11,066           9,939          9,895
   Unallocated expenses (2).....................................................      (1,114)        (1,144)         (1,588)
                                                                                 ------------     -----------    -----------
      Total operating earnings..................................................      27,771          24,110         26,652
   Interest expense, net........................................................      (2,571)        (3,342)         (2,700)
   Other expense  ..............................................................           -               -           (400)
                                                                                 ------------     -----------    -----------
      Income from continuing operations before taxes............................ $    25,200      $   20,768     $   23,552
                                                                                 ============     ===========    ===========
Assets employed in operations:
   Industrial components........................................................ $    66,550      $   65,705     $   59,380
   Food containers..............................................................      70,224          50,599         49,859
                                                                                 ------------     -----------    -----------
      Total assets employed in operations.......................................     136,774         116,304        109,239
  Discontinued operation........................................................           -          39,262         42,395
  Corporate (3).................................................................      13,993           4,235          2,757
  Current deferred taxes........................................................       3,312           2,849          2,334
                                                                                 ------------     -----------    -----------
      Total assets.............................................................. $   154,079      $  162,650     $  156,725
                                                                                 ============     ===========    ===========
Capital expenditures:
   Industrial components........................................................ $     8,536      $   10,194     $    7,507
   Food containers (4)..........................................................      16,087           1,370         11,812
   Discontinued operation.......................................................         337           2,095          2,164
   Corporate....................................................................         372              34            194
                                                                                 ------------     -----------    -----------
      Total capital expenditures................................................ $    25,332      $   13,693     $   21,677
                                                                                 ============     ===========    ===========
Depreciation and amortization:
   Industrial components........................................................ $     6,024      $    5,891     $     5,285
   Food containers..............................................................       3,832           3,627           3,893
   Discontinued operation.......................................................         499           3,128           3,314
   Corporate   .................................................................         214             170             120
                                                                                 ------------     -----------    ------------
      Total depreciation and amortization....................................... $    10,569      $   12,816     $    12,612
                                                                                 ============     ===========    ============

* Amounts have been restated to reflect the redefined business segments and the discontinued operation.

(1) Operating earnings for 1995 include a pre-tax provision of $2.4 million to write-off assets related to a discontinued product development project in the Zinc Products company.

(2) Unallocated expenses are general and administrative corporate expenses previously absorbed by the discontinued operation.

(3) Corporate assets include cash and cash equivalents, amounts related to employee benefit plans and corporate facilities and equipment.

(4) Capital expenditures for 1996 include the purchase of the Kerr brand home food preservation product line and expenditures for 1994 include the purchase of Bernardin Ltd.
     and the  Fruit-Fresh  brand  fruit protector.

INVENTORIES

Inventories were comprised of the following at December 31:

(thousands of dollars)                     1996       1995
Raw materials and supplies.............. $  9,894  $ 28,373
Work in process and finished goods......   32,368    26,202
                                         --------  --------
   Total inventories.................... $ 42,262  $ 54,575
                                         ========  ========

DEBT AND INTEREST

The company has a revolving credit agreement with a group of banks whereby the company can borrow up to $50 million through March 31, 2000, when all borrowings mature. The agreement may be terminated by the company with three days notice or extended to March 31, 2002. Interest on the borrowings is based upon fixed increments over the adjusted London Interbank Offered Rate ("LIBOR") or the agent bank's alternate borrowing rate as defined in the agreement. The agreement also requires the payment of commitment fees on the unused balance. At December 31, 1996 and 1995, no borrowings were outstanding under this agreement. The company also has available from various banks $94 million in committed and uncommitted short-term credit lines of which no borrowings were outstanding at December 31, 1996.
     In 1994, the company borrowed $30 million under a private placement long-term financing agreement with a fixed interest rate of 7.8%. Maturities are $4.3 million per year for seven years beginning December 1998. Concurrent with this borrowing, the company entered into a three-year interest rate swap agreement with two counterparties which effectively converted the $30 million debt to LIBOR-based floating rate debt, with the interest rate reset every six months. In May 1995, the company terminated the swap agreement. This transaction resulted in a gain of $.5 million which is being amortized over the original term of the swap and effectively fixes the company's interest rate on the long-term debt through December 1997 at 7.19%. The fair market value of the company's long-term debt at December 31, 1996 is estimated to be $31.4 million.
     The company's debt agreements contain certain guarantees and financial covenants including current ratio requirements, interest coverage, minimum equity and maximum financial leverage requirements.
     Interest paid on the company's borrowings during the years ended December 31, 1996, 1995, and 1994 was $3.0, $3.3, and $2.7 million, respectively.

UNUSUAL ITEM

Due to greater than expected market acceptance of plastic and composite capsules in the wine industry and certain performance limitations of a zinc capsule, during 1995, the company terminated a project to develop a zinc capsule for the wine industry. As a result of this decision, the company recorded a pretax charge of $2.4 million to write down certain project-related assets to their estimated net realizable value.

TAXES ON INCOME

The components of the provision for income taxes attributable to continuing operations were as follows for the years ended December 31:


(thousands of dollars)                           1996     1995      1994
Current income tax expense:
   U.S. federal................               $ 8,658   $ 7,189  $ 8,085
   State, local and other......                 2,471     1,914    1,812
                                              --------  -------- --------
     Total current income
       tax expense.............                11,129     9,103    9,897
                                              --------  -------- --------
Deferred income tax benefit:
   U.S. federal................                  (944)     (633)    (290)
   State, local and other......                  (206)     (230)     (67)
                                              --------  -------- --------
     Total deferred income
       tax benefit.............                (1,150)     (863)    (357)
                                              --------  -------- --------
Total provision for income taxes              $ 9,979   $ 8,240  $ 9,540
                                              ========  ======== ========

     Deferred tax liabilities (assets) are comprised of the following at December 31:

(thousands of dollars)                           1996      1995
                                              --------- --------
Depreciation...........................       $  2,311  $ 3,902
Other..................................            631      511
                                              --------- --------
   Gross deferred tax liabilities......          2,942    4,413
                                              --------- --------
Accounts receivable allowances.........           (594)    (558)
Inventory valuation....................           (962)    (767)
Accrued vacation.......................           (576)    (761)
Postretirement benefit obligation......           (694)    (739)
Employee benefits/compensation.........         (2,259)  (3,037)
Environmental reserve..................           (256)    (384)
Other..................................           (821)    (329)
                                               -------- --------

   Gross deferred tax assets...........         (6,162)  (6,575)
                                               -------- --------
Net deferred tax asset.................        $(3,220) $(2,162)
                                               ======== ========

    At December 31, 1996 and 1995, there were no valuation allowances for deferred tax assets.

    The difference between the federal statutory income tax rate and the company's effective income tax rate as a percentage of income from continuing operations can be reconciled as follows:

                                              1996     1995      1994
                                            ------   ------     ------
Federal statutory tax rate......             35.0%    35.0%      35.0%
Increase (decrease) in rates
   resulting from:
     State and local taxes, net.              4.7      4.7        5.0
     Amortization of intangibles               .4       .6         .4
     Other......................              (.5)     (.6)        .1
                                            ------   ------     ------
Effective income tax rate.......             39.6%    39.7%      40.5%
                                            ======   ======     ======

     The difference between the effective income tax rate for discontinued operations of 39.7% in 1996, 38.4% in 1995 and 40.5% in 1994 and the federal statutory income tax rate of 35% in each of these years results from state income taxes.
     Total income tax payments made by the company during the years ended December 31, 1996, 1995 and 1994 were $10.1, $11.9, and $11.3 million, respectively.

RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS

All active employees other than those represented by bargaining units participate in a defined contribution plan ("Retirement Plan"). The company makes contributions to the Retirement Plan based on age and on length of service. In addition, the company matches 100% of employee contributions of up to 1% of base compensation and 50% of additional employee contributions up to a maximum company match of 3%, subject to statutory limitations. The company's contributions to the Retirement Plan were $1.7, $1.9, and $1.7 million, respectively, in the years ended December 31, 1996, 1995, and 1994.
     For all active hourly employees at locations represented by bargaining units and the former hourly employees of the Metal Services division, the company maintains a defined benefit pension plan. Plan benefits are based upon fixed rates for each year of service. Plan assets consist primarily of fixed income securities and common stocks. The company's funding policy is to contribute at least the statutorily required amount.
     The components of net periodic pension expense for the years ended December 31, 1996, 1995, and 1994 are as follows:

(thousands of dollars)                        1996      1995      1994
Service cost of benefits earned
   during the period...........             $  313     $ 307    $ 304
Interest cost of projected
   benefit obligation..........                630       558      479
Investment (gain) loss
   on plan assets..............               (835)     (692)     413
Net amortization and deferral..                421       433     (704)
                                            -------    ------   ------
   Net periodic pension expense             $  529     $ 606    $ 492
                                            =======    ======   ======

     The following table summarizes the funded status of the plan as of December 31, 1996 and 1995:

(thousands of dollars)                                1996      1995

Actuarial present value of benefit obligations:
   Vested...............................            $ 7,658   $ 6,644
   Non vested...........................              1,297     1,214
                                                    --------  --------
   Accumulated benefit obligation.......              8,955     7,858
                                                    --------  --------
   Projected benefit obligation.........              9,183     8,389
   Plan assets at fair value............              7,989     5,412
                                                    --------  --------
   Funded status........................              1,194     2,977
Unrecognized net transitional asset.....                 36        45
Unrecognized prior service cost.........               (566)   (1,238)
Unrecognized net loss...................               (685)   (1,187)
Additional minimum liability............                988     1,849
                                                    --------  --------
   Accrued pension liability............            $   967   $ 2,446
                                                    ========  ========

     In accordance with the provisions of SFAS 87, "Employer's Accounting for Pensions," the company recorded an additional minimum liability of $1.0 and $1.8 million at December 31, 1996 and 1995, representing the excess of the unfunded accumulated benefit obligation over the accrued pension cost. The additional liability has been offset by intangible assets to the extent of previously unrecognized prior service cost, with the balance, net of the related deferred tax benefit of $169,000 and $246,000 for 1996 and 1995, recorded as a separate reduction of shareholders' equity.
     The actuarial assumptions used to compute the funded status of the plan include a discount rate of 7.5% and an expected long-term rate of return on assets of 9.0% in both 1996 and 1995.

     The company also provides certain postretirement medical and life insurance benefits for substantially all of its non-union employees. Most employees not covered by the plan are covered by collective bargaining agreements, under which the company contributes to multi-employer health and welfare plans.
     The components of net periodic postretirement benefit expense for the years ended December 31, 1996, 1995, and 1994 are as follows:

(thousands of dollars)                                1996    1995    1994
                                                     ------  ------  ------
Service cost of benefit earned......                 $  72   $  66   $ 106
Interest cost on liability..........                   118     120     125
Net amortization and deferral.......                     4     (12)      9
                                                     ------  ------  ------
   Net postretirement benefit cost..                 $ 194   $ 174   $ 240
                                                     ======  ======  ======

     The status of the company's unfunded postretirement benefit obligation at December 31, 1996 and 1995 follows:

(thousands of dollars)                                   1996      1995
                                                       --------  --------
Actuarial present value of accumulated postretirement benefit obligation:
     Fully eligible active plan participants           $   549   $   730
     Other active plan participants.....                   617       895
     Retirees...........................                   353       328
                                                       --------  --------
Accumulated postretirement
   benefit obligation...................               $ 1,519   $ 1,953
Unrecognized net gain...................                   312       122
Unrecognized prior service cost.........                   (63)     (192)
                                                       --------  --------
     Accrued postretirement benefit cost               $ 1,768   $ 1,883
                                                       ========  ========

     The assumed discount rate used to measure the Accumulated postretirement benefit obligation ("APBO") was changed from 8.0% as of December 31, 1995 to 7.5% as of December 31, 1996. This change in assumption resulted in an immaterial increase in the APBO. Increases in health care costs would not impact the APBO or the annual service and interest costs recognized, except for one of the company's facilities, as benefits under the medical plan consist of a defined dollar monthly subsidy toward the retiree's purchase of medical insurance. Due to the small number of employees not receiving a defined dollar monthly subsidy, the effect of a one-percent increase in the health care cost trend rate on the APBO and the annual service and interest costs is immaterial.
     The company has a deferred compensation plan that permits eligible employees to defer a specified portion of their compensation. The deferred compensation earns rates of return as specified in the plan. As of year end 1996 and 1995, the company had accrued $4.2 million and $3.9 million, respectively, for its obligations under this plan. Interest expense on this obligation was $.3 million in 1996 and 1995 and $.2 million in 1994. To effectively fund this obligation, in December 1996 the company purchased variable rate life insurance contracts. Proceeds from the insurance contracts are payable to the company upon the death of the participants. The cash surrender value of these contracts included in Other Assets was $4.3 million as of year end 1996.

STOCK PLANS

The company maintains a stock option plan for key employees, for which it has reserved 1,200,000 shares of the company's common stock. It also maintains a stock option plan, for which it has reserved 10,000 shares of the company's common stock, for the issuance of stock options to nonemployee directors of the company. The stock option price under both plans will not be less than the fair market value of the company's common stock on the date of grant. Payment must be at the time of exercise in cash or with shares of stock owned by the option holder which are valued at fair market value on the exercise date. Options under the employee plan terminate ten years from date of grant and are exercisable in four equal installments commencing one year from grant. Options under the nonemployee directors plan terminate ten years from date of grant and are exercisable one year from the grant date.

A summary of stock option activity for the years ended December 31, 1996 and 1995 follows:

                                                1996                                              1995
                              -------------------------------------------        -----------------------------------------
                                            Weighted Avg.                                     Weighted Avg.
                               Shares       Option Price     Price Range          Shares     Option Price     Price Range
                              ---------     -------------   --------------        -------    --------------  --------------
Outstanding at
beginning of year              596,128          13.87       10.70 - 24.125        629,063        12.67        9.43 - 19.63
New options granted             70,775          21.25           21.25              69,475        22.29       22.25 - 24.125
Exercised                     (155,451)         12.37       10.70 - 22.25         (76,940)       11.98        9.43 - 19.63
Canceled                       (38,378)         18.91       10.70 - 22.25         (25,470)       16.27       13.09 - 22.25
                              ---------                                           --------
Outstanding at end of year     473,074          15.05       10.70 - 24.125        596,128        13.87       10.70 - 24.125

Exercisable at end of year     325,401          12.78       10.70 - 24.125        415,425        12.01       10.70 - 19.63
Reserved for future grants     186,205              -             -               218,602            -             -

Significant option groups outstanding at December 31, 1996 and related weighted average price and life information follows:

                         Options       Weighted average        Options         Weighted average       Weighted average
     Exercise price    outstanding      exercise price       exercisable        exercise price     remaining life (years)
     --------------    -----------     ----------------      -----------       ----------------    ----------------------
     18.75 - 24.125      160,887             21.14              36,414               20.67                    8
     13.09 - 15.14       123,728             13.21             100,528               13.20                    6
     10.70 - 12.03       188,459             11.06             188,459               11.06                    3

     The company also maintains a restricted stock plan for key employees, for which it has reserved 50,000 shares of the company's common stock. Restrictions under the plan lapse at a rate of 20% per year commencing one year from grant. Restricted stock equaling 24,610 shares was available for grant at December 31, 1996.
     In 1993, the company established an employee stock purchase plan, whereby the company contributes 20% of up to $500 of each participating employee's monthly payroll deduction. The company contributed $206,000, $267,000, and $241,000 for the plan in 1996, 1995 and 1994, respectively.
     During 1996, the company's board of directors authorized the repurchase of up to 630,000 shares of the company's common stock. The company completed the repurchase of those shares in the fourth quarter of 1996 at a cost of $14.0 million. Acquired shares are being used to fund employee stock plans and for general corporate uses.

CONTINGENCIES

     The company is involved in various legal disputes in the ordinary course of business. In addition, the Environmental Protection Agency has designated the company as a potentially responsible party, along with numerous other companies, for the clean up of several hazardous waste sites. Information at this time does not indicate that disposition of any of the legal or environmental disputes the company is currently involved in will have a material, adverse effect upon the financial condition, results of operations, cash flows or competitive position of the company.

QUARTERLY STOCK PRICES (UNAUDITED)

Quarterly sales prices for the company's common stock, as reported on the composite tape, were as follows:

                                           First    Second      Third    Fourth
                                          Quarter   Quarter    Quarter   Quarter
                                          -------   -------    -------   -------
1996
High.............                           24      24 1/8     24 1/4    26 1/8
Low..............                           18      21         19 3/4    21 1/4

1995
High.............                           24 1/2  24 1/2     21 1/4    19 3/4
Low..............                           19 1/4  19 1/4     18 1/2    17 3/4

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                     First      Second      Third     Fourth
(thousands of dollars except per share amounts)                     Quarter     Quarter    Quarter    Quarter      Total
                                                                    -------     -------    -------    -------     --------
1996
Net sales........................................................   $51,128     $69,398    $65,763    $44,025     $230,314
Gross profit.....................................................    13,576      22,755     20,116     10,992       67,439
Net income from continuing operations............................     3,090       5,904      4,176      2,051       15,221
Net income.......................................................     3,357       5,637      4,176      1,340       14,510
Primary earnings per share:
   Income from continuing operations.............................       .38         .73        .53        .27         1.93
   Net income....................................................       .42         .70        .53        .18         1.84
Fully diluted earnings per share:
   Income from continuing operations.............................       .38         .73        .53        .27         1.92
   Net income....................................................   $   .41     $   .70    $   .53    $   .18     $   1.83

1995
Net sales........................................................   $51,357     $66,614    $60,123    $43,364     $221,458
Gross profit.....................................................    12,800      19,889     17,723      9,384       59,796
Net income from continuing operations............................     2,406       5,047      3,099      1,976       12,528
Net income (loss)................................................     2,852       5,571      3,355       (279)      11,499
Primary earnings per share:
   Income from continuing operations.............................       .30         .63        .39        .25         1.57
   Net income (loss).............................................       .36         .69        .42       (.03)        1.44
Fully diluted earnings per share:
   Income from continuing operations.............................       .30         .63        .39        .25         1.56
   Net income (loss).............................................   $   .36     $   .69    $   .42    $  (.03)    $   1.44

1994
Net sales........................................................   $44,052     $61,971    $59,508    $42,248     $207,779
Gross profit.....................................................    11,622      19,530     18,474     10,563       60,189
Net income from continuing operations............................     2,183       5,195      5,164      1,470       14,012
Net income.......................................................     2,636       5,967      5,895      1,630       16,128
Earnings per share:
   Income from continuing operations, primary and fully diluted..       .28         .67        .66        .19         1.80
   Net income, primary and fully diluted.........................   $   .34     $   .77    $   .75    $   .21     $   2.07


     Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts. In addition, the dilutive effect of outstanding stock options has been included in primary earnings per share in each year. Quarterly results have been restated to reflect the discontinued operation.

FIVE-YEAR REVIEW OF SELECTED FINANCIAL DATA
(thousands of dollars, except per share amounts)            1996          1995          1994          1993          1992
                                                         ----------    ----------    ----------    ----------    ----------
Statement of Income Data
Net sales..............................................  $ 230,314     $ 221,458     $ 207,779     $ 193,260     $ 184,940
Earnings before interest and taxes (a)(b)..............     27,771        24,110        26,252        24,643        17,181
Income from continuing operations......................     15,221        12,528        14,012        12,463        6 ,493
Gain (loss) from discontinued operation................       (711)       (1,029)        2,116           981          (287)
Effect of accounting change (net of income taxes)......          -             -             -          (714)            -
                                                         ----------    ----------    ----------    ----------    ----------
Net income(a)(b).......................................  $  14,510     $  11,499     $  16,128     $  12,730     $   6,206
                                                         ==========    ==========    ==========    ==========    ==========
Primary earnings per share:(c)
   Income from continuing operations...................  $    1.93     $    1.57     $    1.80     $    1.65     $     .89
   Gain (loss) from discontinued operation.............       (.09)         (.13)          .27           .13          (.04)
   Effect of accounting change (net of income taxes)...          -             -             -          (.09)            -
                                                         ----------    ----------    ----------    ----------    ----------
                                                         $    1.84     $    1.44     $    2.07     $    1.69     $     .85
                                                         ==========    ==========    ==========    ==========    ==========
Fully diluted earnings per share:(c)
   Income from continuing operations...................  $    1.92     $    1.56     $    1.80     $    1.65     $     .89
   Gain (loss) from discontinued operation.............       (.09)         (.12)          .27           .12          (.04)
   Effect of accounting change (net of income taxes)...          -             -             -          (.09)            -
                                                         ----------    ----------    ----------    ----------    ----------
                                                         $    1.83     $    1.44     $    2.07     $    1.68     $     .85
                                                         ==========    ==========    ==========    ==========    ==========
Balance Sheet Data (at end of year)
Total assets...........................................  $ 154,079     $ 162,650     $ 156,725     $ 143,107     $ 137,475
Property, plant and equipment, net.....................     45,660        56,083        59,040        58,693        60,924
Long-term debt.........................................     30,000        30,000        30,000        35,000        75,000

(a)The year ended December 31, 1996 includes a $2.4 million pretax provision to write-off assets related to a discontinued product development project in the Zinc Products company.

(b)The year ended December 31, 1992 includes a $4.9 million pretax provision for consolidation costs related to the closure of one Plastic Packaging facility.

(c)Earnings per share for the periods prior to 1993 are computed by dividing net income for the periods by 7,291,208, the number of Alltrista shares distributed to shareholders on April 2, 1993.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Alltrista Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Alltrista Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/Price Waterhouse LLP
PRICE WATERHOUSE LLP
Indianapolis, Indiana
January 31, 1997

              DIRECTORS, CORPORATE OFFICERS AND DIVISION PRESIDENTS
                              ALLTRISTA CORPORATION

DIRECTORS
Thomas B. Clark
President and Chief Executive Officer
Alltrista Corporation
Muncie, Indiana

William A. Foley(1) (3)
Chairman, President and Chief Executive Officer
LESCO, Inc.
Rocky River, Ohio

Robert E. Fowler, Jr.(2) (3)
President and Chief Operating Officer
IMC Global, Inc.
Northbrook, Illinois

Richard L. Molen(2) (3)
Chairman, President and Chief Executive Officer
Huffy Corporation
Miamisburg, Ohio

William L. Peterson(1) (2)
Chairman of the Board
Retired President and Chief Executive Officer
Alltrista Corporation
Muncie, Indiana

Patrick W. Rooney(1) (3)
Chairman, President and Chief Executive Officer
Cooper Tire & Rubber Company
Findlay, Ohio

David L. Swift(1) (2)
Retired Chairman, President and Chief Executive Officer
Acme-Cleveland Corporation
Cleveland, Ohio

(1) Audit Committee, (2) Executive Compensation Committee,
(3) Nominating Committee

CORPORATE OFFICERS
Thomas B. Clark (20)
President and Chief Executive Officer

Jerry T. McDowell (26)
Senior Vice President and Chief Operating Officer

William L. Skinner (7)
Senior Vice President, Administration and Corporate Development

Kevin D. Bower (4)
Vice President of Finance and Controller

Larry D. Miller (17)
Vice President, Communications and Investor Relations

Gordon R. Stagge (35)
Vice President and Treasurer

Garnet E. King (15)
Corporate Secretary

Division Presidents

Kyle L. DeJaeger (21)
Industrial Plastics Company

Albert H. Giles (25)
Zinc Products Company

Charles M. Gilmore (3)
LumenX Company

Charles W. Orth (26)
Unimark Plastics Company

Michael D. Patrick (4)
Consumer Products Company

Timothy D. Sigley (2)
Plastic Packaging Company

(Years of service)

                              CORPORATE INFORMATION
                              ALLTRISTA CORPORATION

CORPORATE HEADQUARTERS
Alltrista Corporation
345 South High Street, Suite 200
Muncie, IN  47305-2398
Mailing address is P.O. Box 5004, Muncie, IN  47307-5004
Telephone:  765.281.5000
Fax:  765.281.5400

TRANSFER AGENT AND REGISTRAR First Chicago Trust Company of New York P.O. Box 2500, Jersey City, NJ 07303-2500
Inquiries about stock holdings, transfer requirements and address changes should be directed to the First Chicago address or by telephone at 1.800.446.2617.

DUPLICATE COPIES
If you currently receive duplicate copies of annual or quarterly reports, extras may be eliminated by requesting that only one copy be sent. Send labels or information to the transfer agent, indicating which name you wish to keep on the list and which names should be deleted. This change will not affect proxy mailings. The address to use is First Chicago Trust Company of New York, P.O. Box 2500, Jersey City, NJ 07303-2500.

FORM 10-K
A copy of the company's Form 10-K (annual report filed with the Securities and Exchange Commission) will be sent to any stockholder upon request in writing to Garnet E. King, Corporate Secretary, Alltrista Corporation, P.O.
Box 5004, Muncie, IN 47307-5004.

STOCK EXCHANGE LISTING
Alltrista Corporation stock is traded on the Nasdaq National Market. The symbol is JARS. Registered market makers as of December 31, 1996, were Robert W. Baird & Co., Inc.; Herzog, Heine, Geduld, Inc.; Mesirow & Co., Inc.; NatCity Investments Inc. and Troster Singer Corp.

ANNUAL MEETING
Alltrista Corporation's 1997 annual meeting will be held solely to report the results of voting on those matters listed in the proxy statement sent to all shareholders. There will be no other business transacted, and it is not anticipated that any directors or senior executives will be in attendance. The meeting to count votes will be at 8 a.m. (EST) on May 14, 1997, in the corporate offices, Suite 200 at 345 South High Street in Muncie. A written report of the vote will be mailed to shareholders.

Since becoming an independent company in 1993, shareholder attendance at the annual meeting has declined steadily. In 1996 only 33 individuals attended who were not employees, relatives of employees or company suppliers. These shareholders represented one tenth of one percent of our total shares outstanding. Considering the expense and top management time it takes to conduct a formal meeting with presentations by senior officers and others, it will be in the best interest of shareholders to have management devote its time and attention to increasing shareholder value, rather than reiterate information appearing in this annual report and other shareholder communications.

Alltrista will continue to report financial results and our outlook for the future to shareholders on a quarterly basis. In addition, we have a world wide web site where all news releases and SEC documents are posted as they are released. Finally, we encourage shareholders to write or communicate with us at any time. Addresses are listed below.

COMPANY CONTACTS
For shareholder records questions write Garnet E. King, Corporate Secretary, Alltrista Corporation, P.O. Box 5004, Muncie, IN 47307-5004, call her at
1.800.428.8150 or contact her by e-mail at gking@alltrista.com.

For information or assistance about stock holdings, transfer requirements and address changes, or duplicate mailings, contact the transfer agent and registrar at the addresses listed under transfer agent and registrar above.

For any other information about the company, shareholders, analysts, institutional investors or media representatives should contact Larry D. Miller, Vice President, Communications and Investor Relations, Alltrista Corporation, P.O. Box 5004, Muncie, IN 47307-5004, call him at 1.800.428.8150 or contact him by e-mail at lmiller@alltrista.com.

Information about the company and its operating business units, as well as news releases and SEC documents, are on the company's world wide web site, which is at www.alltrista.com.

EQUAL OPPORTUNITY
Alltrista Corporation is an equal opportunity employer.

TRADEMARKS
Bernardin(TM) and Fruit-Fresh(R) are trademarks of Alltrista Corporation. Ball(R) and [GRAPHIC OMITTED] are trademarks of Ball Corporation, under limited license to Alltrista Corporation; Kerr(R) is a trademark of Kerr Group, Inc., under limited license to Alltrista Corporation; EVA(R) is a trademark of Stern Stewart & Co.; Snack Pack(R) is a trademark of Hunt-Wesson, Inc.

FORWARD-LOOKING STATEMENTS
Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statement or projections made by the company, including those made in this document, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. The company's operations may be influenced by weather effects on home canning; U.S. Mint/Federal Reserve requirements for the U.S. penny; competition and/or substitute products; economic factors, such as changes in inflation and interest rates; and legal factors, including environmental and product liability matters.