Form 10-K405, Exhibit 13
period 1997-12-31
ALLTRISTA CORP
filed 1998-03-30
CIK 895655

Alltrista Corporation achieved record sales and earnings per share from continuing operations in 1997. We successfully consolidated production of the Ball and Kerr brands of home canning products, a product-extension acquisition was made in the industrial plastics area, and at year-end Alltrista stock began trading on the New York Stock Exchange, the new symbol being ALC.

Company Profile
Alltrista Corporation manufactures consumer, plastic and zinc products. The company has 12 manufacturing facilities located in the eastern third of the United States, plus Puerto Rico and Canada. Alltrista stock is traded on the New York Stock Exchange under the symbol ALC.

                              Financial Highlights
           (thousands of dollars and shares, except per share amounts)

                                                                                                  Percentage
                                                                 1997              1996            Increase
                                                                                                  (Decrease)
                                                              -----------        ---------         ----------
For the year
        Net sales............................................  $  255,167        $ 230,314             10.8
        Net income...........................................      14,837           14,510              2.3
        Diluted earnings per share
                 Income from continuing operations...........        1.96             1.93              1.6
                 Discontinued operation......................          -              (.09)              -
                 Net income..................................  $     1.96        $    1.84              6.5
        Diluted weighted average common shares outstanding          7,558            7,906             (4.4)
        Free cash flow.......................................      27,933           24,120             15.8
        Interest expense, net................................       2,256            2,571            (12.3)
        Depreciation and amortization........................      10,385           10,569             (1.7)
        Property, plant and equipment additions..............       7,897           10,699            (26.2)
       After-tax return on year-end invested capital.........       17.28%           15.18%            -
       After-tax return on year-end common equity............       15.25%           17.38%            -
At year-end
       Working capital, excluding cash and debt..............  $   31,404       $   41,261             23.9
       Total assets..........................................     166,577          154,079              8.1
       Common shareholders' equity...........................      97,309           83,467             16.6
       Market price per common share.........................      28.375            25.75             10.2
       Common shareholders of record.........................       4,323            4,626             (6.5)
       Number of employees...................................       1,097            1,019              7.7

                                   [BAR GRAPH]
                                    Net Sales
                              (millions of dollars)
                                   '93 $193.3
                                   '94 $207.8
                                   '95 $221.5
                                   '96 $230.3
                                   '97 $255.2
                          (from continuing operations)

                                   [BAR GRAPH]
                                   Net Income
                              (millions of dollars)
                                    '93 $12.5
                                    '94 $14.0
                                    '95 $12.5
                                    '96 $15.2
                                    '97 $14.8
                          (from continuing operations)

                                   [BAR GRAPH]
                           Diluted Earnings Per Share
                                    (dollars)
                                    '93 $1.65
                                    '94 $1.80
                                    '95 $1.57
                                    '96 $1.93
                                    '97 $1.96
                          (from continuing operations)

Dear Shareholders,
     In our letter to you a year ago, we said, "Our outlook for the full year 1997 is strong and we anticipate favorable comparisons on a year-over-year basis." Results for the year substantiated that outlook as several performance records were achieved. In addition to excellent performance, we continued to streamline our operations, added a complementary business in the industrial plastics area and divested an unprofitable product line. We also moved to the New York Stock Exchange in 1997, where trading of our common stock began on December 31 with the symbol ALC. Finally, in an action that should have a far-reaching impact on the company, following year-end the board of directors approved management's recommended corporate vision, strategy and growth goals, which we believe will further focus our overall direction and enhance long-term, attractive returns for shareholders. We'll discuss each of these topics in this letter and would also refer you to management's discussion and analysis of operations, beginning on page six, for a complete comparison of year-to-year results.

RECORD SALES AND EPS FOR 1997
     Beginning with financial results, sales for 1997 grew 11 percent from the prior year to $255.2 million. Net income advanced by two percent to $14.8 million and diluted earnings per share showed a gain of seven percent to $1.96. The income figures include a $3.6 million pretax charge (22 cents per share after- tax) primarily related to the divestiture of a LumenX vision inspection product line. Excluding this charge, and a 1996 loss on discontinued operations, net income was up $1.28 million or 8 percent, with diluted earnings per share of $2.18, rising 13 percent from 1996.

     We ended the year with a strong final quarter, as well. Net income of $1.7 million was 23 percent above last year's $1.3 million, while diluted earnings per share rose 22 percent to 22 cents against 18 cents a year ago. Sales for the quarter of $50.9 million were 16 percent above the comparable 1996 period. Both earnings per share and sales numbers were fourth quarter records.

     Most of the increased sales and all of the higher operating earnings for the year came from the food containers segment, which includes the consumer products and plastic packaging operations.

     Within the consumer products business, sales increased 39 percent, with sales and operating earnings at record levels. This resulted from full-year revenues from the Kerr brand home canning products line, acquired in 1996;

[GRAPHIC OMITTED] Thomas B. Clark, president and chief executive officer, (left) with William L. Peterson, chairman of the board.

[GRAPHIC OMITTED] Alltrista Corporation is the primary supplier of copper-plated zinc one-cent blanks to the U.S. and Royal Canadian Mints, and continues to pursue additional international coinage business.

from efficiencies resulting from consolidating metal closure manufacturing operations of the Ball and Kerr brands; and from increased demand for home canning jars and closures due to an excellent growing season for home gardening and fresh produce.

1998 Should Be a Good Year for Consumer Products
     We expect another excellent year in 1998 from consumer products, assuming a normal growing season. That operation continues to pursue efficiencies which will contribute to higher operating earnings. The most recent of those moves put in place for the 1998 season entails consolidation and outsourcing of certain packaging operations formerly performed by our glass container suppliers.

     1997 was an excellent year, as well, for the plastic packaging operation. Sales were off somewhat, but operating earnings were above a year ago, this due largely to improved operating efficiencies and reduced labor costs. While we are expecting lower earnings from this area in 1998 as a result of margin erosion due to forecasted lower volume and a more intense competitive environment, we remain optimistic about the longer-term growth prospects for this business as a result of new application areas and product innovation on our part.

     Within the industrial components segment, increased sales were posted by the zinc products and industrial plastics businesses, but operating earnings were under a year ago.

     Zinc earnings were negatively impacted by lower coinage shipments to the U.S. Mint. In 1998, we'll also feel the loss of a contract to supply Eveready Battery with dry cell battery cans. Production of these batteries was moved to Mexico by the customer. However, we are excited about several opportunities for the zinc business and we will report on these during the year.

INDUSTRIAL PLASTICS SAW GROWTH IN 1997
     Of the two plastics operations in the industrial components segment, industrial plastics had a 62 percent increase in sales and improved operating earnings. The sales increase was due largely to an acquisition, although it was also a good year for both the refrigerator/freezer door liner business, as well as the light-weight plastic table product line introduced in 1994. We should see an operating earnings improvement this year in that business as manufacturing and other operating efficiencies are realized in the acquired business.

     Unimark plastics had lower sales and operating earnings for the year, primarily attributable to the softness in demand in the healthcare market. With the exception of one relatively small program, we have not lost any business to competition. It's really a slowdown in demand in that market, which we expected would turn around before the end of the year. We implemented a number of cost reduction moves early in 1998 and as we look at the comparison

[GRAPHIC OMITTED] Zinc strip is slit into various widths for use in the automotive, plumbing hardware, electrical, architectural and roofing markets, and is also used to fabricate dry/cell battery cans and coin blanks.

of sales over the last four or five months to comparable earlier periods, each one of those months is up, so we're looking for improved sales and a greater earnings contribution at Unimark in 1998.

     Sales at LumenX were off primarily as a result of selling the machine vision product line. While the disposition of the product line was a positive, the real disappointment was the fact that prior to the sale this operation had an increased operating loss. This loss stemmed from high operating costs, as well as unfavorable margins in the divested machine vision business. We've taken costs out of the business through reduced headcount and other expense reductions. These reductions should not jeopardize the remaining x-ray inspection product line. The business is projected to be profitable in 1998.

INTEREST EXPENSE AND TAX RATE LOWER FOR YEAR
     Beyond operations, interest expense was down 12 percent for the year. We lowered our effective tax rate during the year. Free cash flow for 1997 of $27.9 million was 16 percent above last year's amount. Finally, we repurchased 185,000 shares of our common stock during 1997, returning $4.2 million to our shareholders; this repurchase covered the needs of employee stock programs. We repurchased an additional 150,000 shares in early 1998.

     During the year, Robert E. Fowler, Jr., was elected president and chief executive officer of IMC Global, Inc. Time constraints of this added responsibility forced Mr. Fowler to resign from our board of directors. We are grateful for the guidance he provided Alltrista during his tenure as a director. Lynda Watkins Popwell was elected to fill the board vacancy created by Mr. Fowler's departure. Ms. Popwell is president of Eastman Chemical Company's Carolina Eastman Division. She has been a member of that company's management team since 1969. Her knowledge of the plastic resins business will be of value as we continue to grow in the plastics area.

     Viking Industries was acquired in May and is now a part of the industrial plastics business. Viking has facilities in El Dorado, Arkansas and South Whitley, Indiana and serves the manufactured housing and recreational vehicle industries with a variety of proprietary and custom thermoformed plastic products. We'll realize more earnings from this acquisition in 1998 as we supply plastic sheet from our existing operations. In addition, several growth initiatives in the Viking product line will be pursued during 1998, all of which should contribute to increased sales and operating earnings.

[GRAPHIC OMITTED] Starting in the 1998 season, all home canning containers are being packaged in a central location, prior to entering a variety of distribution channels. It is the most recent move to gain efficiencies in the consumer products operation.

     Alltrista Corporation began trading on the New York Stock Exchange on December 31, 1997, with the symbol ALC. This was a significant event for the company; we anticipate that Alltrista common stock will have greater liquidity, reduced price volatility and tighter quotation spreads. Improving the market efficiency for our stock is yet another step in our goal of creating shareholder value.

VISION, STRATEGY, AND GROWTH GOALS
     As most readers of this letter know, Alltrista will mark its fifth anniversary as an independent public corporation in April of this year. During these years, we have assessed our initial portfolio of businesses, divested businesses that either did not have a strategic fit or the potential for profitable growth and value creation, and have made acquisitions that are good strategic complements to our core businesses. As a result of these actions, Alltrista is a strong company with the financial resources to fuel significant growth. And growth is what our vision and strategy are all about.

     Alltrista is a growing, diversified company with businesses that command a leading market position or possess other differentiating characteristics that consistently create value for shareholders, employees and customers --this is our vision of Alltrista Corporation.

     As we pursue our growth goal to achieve at least $500 million in sales and a minimum of $50 million in operating earnings by the year 2002, a doubling of 1997 results, we will refine our management approach. Among these refinements is a tougher standard on economic performance in terms of Economic Value Added, or EVA(R). If any activity in our company does not have a positive and growing EVA, it will be eliminated.

     Delivering value to our customers is essential. Each member of the Alltrista team is focused on serving our customers; it's not just a marketing or top management responsibility. If we do our job here, we should dominate every market segment we choose to serve. This will be our scorecard in serving our customers.

CONSUMER, ZINC WILL CONTINUE TO GROW
     We expect continued excellent performance from the consumer and zinc products operations. These businesses will be managed for long-term performance and cash flow, and we will continue to invest to ensure competitiveness and to exploit incremental growth opportunities.

     The plastics businesses have been identified as units where we will exploit growth opportunities in areas where we have or can develop a sustainable competitive advantage. Here we will invest aggressively in businesses that will provide sustainable earnings growth and profitability. These businesses will be driven by a market-based competitive strategy that will maximize growth opportunities.

[GRAPHIC OMITTED] It was an excellent year for plastic packaging operations. While 1998 is expected to be below last year's level, we are optimistic about the longer-term growth prospects for this business, fueled by new application areas as well as product innovations.

     Finally, we will institute an aggressive program to identify a major new business for the corporation consistent with our corporate performance objectives. This new business will have near-term potential or current annual sales of at least $100 million, with a clear competitive advantage and potential for value creation. In all likelihood, this will be a manufacturing business and have some characteristics that complement one or more of our current operations so that additional value can be created and that the business risk is well within our capability to manage.

     If we are to meet the growth objectives outlined earlier in this letter, we will need to grow sales and earnings at approximately 15 percent per year on average and over time. This will be a challenge, but we are committed. Each of our operations has opportunity for growth. Some of this growth will occur in the near future, some further out.

     Alltrista Corporation has an exciting future. We will continue to build a team and company that will provide employees with growth, satisfaction and opportunity; provide our customers with high quality products and services at competitive prices; and provide an attractive and growing return to our shareholders. We dedicate ourselves to that future every day.


/s/Thomas B. Clark
Thomas B. Clark
President and Chief Executive Officer



/s/ William L. Peterson
William L. Peterson
Chairman of the Board

March 2, 1998



[GRAPHIC OMITTED] Value-added operations in plastics injection molding, such as the self-injection syringes shown immediately below, will contribute to Unimark's growth objectives. The corner tub, bottom of page, is manufactured by Viking Plastics, acquired in 1997 and now a part of the industrial plastics operation. Viking serves the manufactured housing and recreational vehicle markets.

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations
Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements and the accompanying notes.

RESULTS OF OPERATIONS - COMPARING 1997 TO 1996
     The company reported net sales of $255.2 million for 1997 which represents a 10.8% increase over 1996 sales of $230.3 million. Operating earnings of $25.3 million for 1997 were 9.0% lower than 1996 operating earnings of $27.8 million. Excluding the impact of a $3.6 million pretax charge relating to LumenX, operating earnings were $28.9 million, a 4.0% increase for the year. Sales increases were reported in both the food containers and the industrial components segments, while operating earnings were up significantly in the food containers segment and well under year ago performance in the industrial components segment. The March 1996 acquisition of the Kerr brand of home canning products and a good growing season for home gardening and fresh produce along with the May 1997 acquisition of Viking Plastics were the primary drivers of the sales increase. The food containers segment's operating earnings benefited from the additional Kerr brand volumes, the excellent growing season and cost reductions in the Plastic Packaging operation. Earnings in the industrial components segment were lower than year ago levels due to reduced coinage shipments to the U.S. Mint, increased losses at LumenX and reduced customer requirements in Unimark Plastics.
     Overall, gross margin percentages ("margins") declined in 1997. Though all of the divisions within the industrial components segment reported a decline in margins, Zinc Products, due to a 45% reduction in coinage sales volume to the U.S Mint, contributed the largest portion of the decline. The reduction in margins within the industrial components segment was also due to reduced plant utilization at Unimark Plastics and lower than normal margins during the integration of Viking Plastics. The food containers segment reported an increase in margins as Consumer Products benefited from a full year of Kerr home canning product sales and economies resulting from integrated operations and Plastic Packaging benefited from its cost reduction efforts.
     Selling, general and administrative expenses increased 5.9% or $2.3 million to $41.4 million in 1997 from $39.1 million in 1996. The increase was almost entirely a function of the increased Consumer Products business level and the Viking Plastics acquisition. Selling, general and administrative expenses as a percentage of net sales were 16.2% for 1997 compared to 17.0% for 1996. The improvement is primarily attributed to efficiencies resulting from consolidating the operations of the Ball and Kerr brands.
     Net interest expense for 1997 was $2.3 million compared to $2.6 million for the same period last year. Lower 1997 daily average borrowings and higher interest income from short-term cash investments were offset in part by slightly higher interest rates.
     Income from continuing operations of $14.8 million decreased 2.3% from $15.2 million and diluted earnings per share from continuing operations was $1.96, an increase of 1.6% over the $1.93 reported for 1996. Excluding the after-tax impact of the LumenX charge, 1997 net earnings from continuing operations would have been $16.5 million and diluted earnings per share would have been $2.18.

FOOD CONTAINERS SEGMENT
     Sales within the food containers segment increased $20.6 million in 1997 compared to 1996. The increase was due to a $22.5 million increase in sales in Consumer Products, reflecting the March 1996 acquisition of the Kerr brand of home canning products and an increase in sales within all brand lines due to a good growing season for home gardening and fresh produce in the United States as well as in Canada. During 1996, the company, under the terms of a non-exclusive Sales Agent Agreement, sold certain pre-closing inventory retained by the seller. These sales and any resulting profits are not reflected in the company's 1996 results of operations. Since the company fulfilled the agreement at the end of 1996, 1997 sales and profits from all Kerr products are reflected in the company's results.
     Plastic Packaging's $1.9 million decrease in sales was primarily due to lower customer requirements. Sales are anticipated to be lower in 1998 due to the loss of a competitive bid package representing approximately $5.0 million in annual sales. In addition, intensified market competition is expected to lead to industrywide margin erosion in 1998.
     Operating earnings within the food containers segment increased $7.5 million in 1997 compared to 1996. The addition of the Kerr product line as well as the good home canning season were the primary reasons for the improved results. Despite the decline in sales, Plastic Packaging also contributed to the increase in operating earnings through increased labor and production efficiencies and reduced selling, general and administrative expenses.
     In October 1997, Consumer Products entered into an agreement to market and distribute the Golden Harvest line of home canning products, which includes jars and lids. Under the agreement the company anticipates it will add approximately $8.0 million to annual sales.

          Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

INDUSTRIAL COMPONENTS SEGMENT

     Sales within the industrial components segment increased $4.3 million in 1997 compared to 1996. Industrial Plastics and Zinc Products both reported increases in sales. Industrial Plastics posted a $10.4 million increase in sales primarily as a result of the May 1997 acquisition of Viking Plastics ($9.7 million in sales). Zinc Products reported a $2.8 million increase in sales despite U.S. Mint coinage shipments averaging 16 truck loads per week for 1997 compared to 29 truck loads per week in 1996. The effect the decline in coinage volume had on sales was offset by (i) zinc ingot prices increasing from an average of 52 cents per pound in 1996 to 66 cents per pound in 1997, (ii) an increase in European industrial sales volume, and (iii) increased sales to the Royal Canadian Mint for the Canadian one cent coin. The Zinc Products division does not anticipate any further erosion of coin volume to the U.S. Mint for 1998. One of the two customers for which Zinc Products produces dry cell battery cans notified the company it would be moving production of its zinc/carbon batteries to Mexico in 1998 and will no longer purchase battery cans from the company. The company reported $9.5 million in sales with this customer in 1997.
     The increases in sales at Industrial Plastics and Zinc Products were offset in part by decreases in sales at Unimark Plastics and LumenX. Unimark Plastics reported a $2.7 million decrease in sales for 1997 as a result of reduced customer requirements, including several customers with in-house molding facilities moving production back into their own locations during slow periods. The company expects increased sales activity for 1998. In addition, the company has reduced headcount to eliminate cost in this business for 1998. LumenX reported a $6.3 million decrease in sales due to the sale of the machine vision inspection equipment product line on September 30, 1997 and a reduction in demand for tire and airbag inspection equipment within the x-ray product line.
     Operating earnings for the industrial components segment decreased $9.6 million in 1997 compared to 1996. Excluding the $3.6 million charge related to LumenX, operating earnings for the industrial components segment decreased $6.0 million in 1997. The $3.6 million charge consisted of an estimated loss on the vision inspection assets sold, transaction costs, a write-off of vision related assets not sold and a write-down of x-ray business assets. Within this segment, only Industrial Plastics had an increase in operating earnings, although slight, as costs were higher than normal during the integration phase at Viking Plastics. The aforementioned decline in U.S. Mint coinage shipments within Zinc Products, reduced customer requirements within Unimark Plastics and increased losses within LumenX all contributed to the decline in operating earnings.

RESULTS OF OPERATIONS - COMPARING 1996 TO 1995

     The company reported net sales of $230.3 million and operating earnings of $27.8 million for 1996. This represents a 4.0% and 15.2% increase over sales and operating earnings of $221.5 million and $24.1 million in 1995. Excluding the impact of a $2.4 million pretax, non-cash charge related to the termination of the zinc wine capsule development program in 1995, operating earnings increased 4.6% for the year. Sales in each operating unit either equaled or exceeded those of the prior year. The food containers segment had both increased sales and earnings in 1996 versus 1995. Although a poor growing season and costs associated with the Kerr acquisition were responsible for lower earnings in Consumer Products, this decrease was more than offset by higher earnings resulting from improved operating efficiencies and reduced material scrap at Plastic Packaging. The industrial components segment also achieved increased sales and operating earnings in 1996, with nearly every operation showing sales increases. Excluding the effect of the unusual item in 1995, operating earnings for the segment were in line with 1995.
     Margins improved in 1996 in the food containers segment mostly as a result of favorable product mix and operating efficiency and scrap gains at Plastic Packaging and increased margins on increased Canadian sales at Consumer
Products. Overall, the industrial components segment had slightly higher gross margin percentages. Improved margins at Industrial Plastics were the result of increased volumes in the refrigeration market and table products coupled with material cost decreases. LumenX also improved margins on better production efficiencies. These improvements were somewhat offset by start-up costs and lower than expected volume at Unimark's Missouri and South Carolina locations, respectively.
     Selling, general and administrative costs increased as a percentage of total sales during 1996. This was due to costs associated with the integration of the Kerr brand into Consumer Products, along with increased marketing and promotional efforts in this division. Increased market research activities at Zinc Products have also increased selling, general and administrative costs.
     Consolidated net interest expense of $2.6 million was well under interest expense of $3.3 million for the prior year. Interest expense was incurred on the company's $30 million long-term financing and seasonal borrowings under the company's committed and uncommitted credit agreements. The 1996 interest expense was offset by $0.4

          Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

million of interest income earned on short-term investments. Gross interest expense of $3.0 million in 1996 was lower than 1995's $3.3 million due to lower average daily borrowings.
     Income from continuing operations of $15.2 million increased 21.5% from $12.5 million and diluted earnings per share from continuing operations was $1.93, an increase of 22.9% over the $1.57 reported for 1995. Excluding the after-tax impact of terminating the wine capsule development program, 1995 net earnings from continuing operations would have been $14.0 million and diluted earnings per share would have been $1.75.
     In April 1996, the company sold its Metal Services plants, real estate, equipment and certain inventory. The operation has been classified as a discontinued operation on the income statement. The 1996 loss from this discontinued operation was $0.7 million. This represents break-even results from operations for the first four months of 1996 and a $0.7 million loss on disposal, reflecting estimated costs accrued in conjunction with the transfer of assets sold and a $0.4 million curtailment loss from the pension and postretirement plans. Metal Services had an after-tax loss of $1.0 million in 1995.

FOOD CONTAINERS SEGMENT
     The food containers segment increased sales and earnings 5.3% and 11.3%, respectively, comparing 1996 with 1995. Consumer Products reported higher sales and lower earnings while Plastic Packaging had higher earnings on similar sales to 1995. In March 1996, the company acquired certain assets related to the home food preservation product line of Kerr Group, Inc. While domestic home canning sales of the Ball brand were hampered by a poor growing season, the overall sales increase at Consumer Products was mostly the result of increased market share in Canada and sales of the newly acquired Kerr brand. Sales of the Kerr brand of home canning products were made primarily from inventories retained by the previous owner and, consequently, sales for the account of Alltrista were not as significant in 1996 as they will be going forward. Operating earnings were also affected by higher warehousing costs, increased advertising and sales promotion expense to support the home canning category and costs associated with the integration of the Kerr product line. In connection with the integration, the company announced the closing of the Jackson, Tennessee facility (obtained in the Kerr transaction) and consolidation of the domestic manufacture of home canning closures at its plant in Muncie, Indiana. Although Plastic Packaging's sales were similar to 1995, its earnings benefited from favorable product mix, reduced labor and scrap costs and focused research and development spending.

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

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
     Working capital (excluding the current portion of long-term debt) as of December 31, 1997 increased $9.1 million to $58.0 million from the 1996 level of $48.9 million. Cash and cash equivalents increased $19.0 million. This increase was offset in part by a $9.1 million decrease in inventories. Cash provided by operating activities was $35.8 million for 1997 compared to $34.8 million produced in 1996. The company purchased $4.2 million (185,000 shares) of its common stock during 1997 and $14.0 million (630,000 shares) in 1996. It is the company's policy to annually repurchase shares to offset the dilutive effect of shares issued under employee benefit plans. The company will also periodically repurchase additional shares as a flexible and tax efficient means of distributing excess cash to shareholders. In May 1997, the company's board of directors approved a new 600,000 share repurchase program. As of December 31, 1997, the company may purchase up to 565,500 additional shares under this approval. The decrease in inventory was primarily due to the strong selling season within Consumer Products, including a reduction in the stock of Kerr products acquired in a bulk purchase at year-end 1996 and the sale of the LumenX vision inspection inventory. Receivables decreased $4.0 million primarily due to the sale of the machine vision inspection equipment product line and lower demand for

      Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

tire and airbag inspection equipment within the x-ray product line of LumenX.
     The company believes that existing funds, cash generated from operations and existing sources of debt financing are adequate to satisfy its working capital and capital expenditure requirements for the foreseeable future, including the company's stock repurchase program. However, the company may raise additional capital from time to time to take advantage of favorable conditions in the capital markets or in connection with the compan's corporate development activities.
     On May 19, 1997, the company purchased certain assets and assumed certain liabilities of Viking Industries, an Arkansas-based producer of large thermoformed plastic products sold to manufactured housing and recreational vehicle industries. The $8.4 million transaction was financed through available credit lines. The company could pay up to an additional $5.0 million based upon incremental sales over a three-year period. Other capital expenditures for property, plant and equipment were $7.9 million during 1997 compared to $10.7 million during 1996. 1997 capital expenditures were largely related to maintaining manufacturing facilities and were lower than 1996 levels primarily due to $2.8 million spent in 1996 to complete the Missouri facility for Unimark Plastics.
     On September 30, 1997 the company completed the sale of certain assets of LumenX's machine vision inspection equipment product line to Pressco Technology Inc. ("Pressco"). The sale, which consisted primarily of inventory, fixed assets and intangibles, was for $1.0 million in cash and future consideration based upon Pressco's future sales of vision inspection equipment to the container industry. Taking into account the cash received, future cash proceeds expected, tax benefits and costs paid, the company expects the transaction to provide approximately $4.0 million in cash over the next three years. The company has taken steps to reduce costs in the remaining x-ray inspection business so it can be operated at a profitable level. Management continues to assess its plans for the remaining business. If a determination to exit this business is made, there can be no assurance that the entire value of its net assets ($4.8 million as of December 31, 1997) would be recovered.
     The company has $30 million of long-term debt with maturity dates beginning in December 1998 and continuing through 2004 at a fixed interest rate of 7.8%. In May 1995, the company terminated a swap agreement, resulting in a transaction gain of $0.5 million. This gain was amortized over the original three-year term of the swap and effectively fixed the company's interest rate on the long-term debt through December 1997 at 7.19%. The company participates in a $50 million revolving credit agreement with a group of banks, of which no borrowings were outstanding at year-end 1997 or 1996. The company also has available $74 million in committed and uncommitted credit lines of which no borrowings were outstanding at year-end 1997 or 1996. After reducing outstanding debt by the cash balance, the debt-to-total capitalization ratio was 3.3% at December 31, 1997.
     The Environmental Protection Agency and certain state agencies have designated the company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites with which its operations may have been associated. The company's information at this time does not indicate that cleanup of any of the waste sites referred to above will have a material, adverse effect upon the financial condition, results of operations, cash flows or competitive position of the company.
     In the ordinary course of business, the company has been and is involved in various legal disputes with respect to the businesses of the company, including disputes related to allegations of non-compliance with environmental and labor laws or regulations and product liability. Management does not expect any potential loss or settlement in connection with such disputes to have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of the company.
     The company is currently assessing its exposure to potential Year 2000 issues within its businesses. At this time, management does not believe the company will incur significant problems or costs associated with its own financial or operating systems. Each division is either undertaking or will be undertaking a study of vendors and customers to determine whether their potential Year 2000 problems will have a material effect on the company. The company's information at this time does not indicate that Year 2000 issues will have a material, adverse effect upon the financial condition, results of operations, cash flows or competitive position of the company.

                        CONSOLIDATED STATEMENTS OF INCOME
                     Alltrista Corporation and Subsidiaries


(thousands, except per share amounts)                                  Year ended December 31,
                                                               1997             1996            1995
                                                            ----------       ---------       ---------
Net sales................................................    $ 255,167       $ 230,314       $ 221,458
                                                            ----------       ---------       ---------
Costs and expenses
     Cost of sales.......................................      184,856         163,435         161,662
     Selling, general and administrative expenses........       41,426          39,108          33,256
     Unusual items.......................................        3,612            -              2,430
                                                             ----------       ---------       ---------
Operating earnings.......................................       25,273          27,771          24,110
Interest expense, net....................................       (2,256)         (2,571)         (3,342)
                                                             ----------       ---------       ---------
Income from continuing operations before taxes...........       23,017          25,200          20,768
Provision for income taxes...............................       (8,180)         (9,979)         (8,240)
                                                             ----------       ---------       ---------
Income from continuing operations........................       14,837          15,221          12,528
                                                             ----------       ---------       ---------
Discontinued operation:
     Loss from discontinued operation,
         net of income taxes of $641....................          -               -            (1,029)
     Net loss on disposal of discontinued operation,
          net of income tax benefit of $468.............          -               (711)           -
                                                             ----------       ---------       ---------
Net income..............................................     $   14,837       $  14,510       $  11,499
                                                             ==========       =========       =========
Basic earnings per share:
     Income from continuing operations..................     $    2.00        $    1.97       $    1.60
     Discontinued operation.............................           -               (.09)           (.13)
                                                             ----------       ---------       ---------
     Net income.........................................     $    2.00        $    1.88       $    1.47
                                                             ==========       =========       =========
Diluted earnings per share:
     Income from continuing operations..................     $    1.96        $    1.93       $    1.57
     Discontinued operation.............................           -               (.09)           (.13)
                                                             ----------       ---------       ---------
     Net income.........................................     $    1.96        $    1.84       $    1.44
                                                             ==========       =========       =========
Weighted average shares outstanding:
     Basic..............................................          7,413           7,737           7,806
     Diluted............................................          7,558           7,906           7,996

 The accompanying notes are an integral part of the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                     Alltrista Corporation and Subsidiaries

 (thousands of dollars)

                                                                                                December 31,
                                                                                            1997          1996
                                                                                          --------      --------
Assets
Current assets
  Cash and cash equivalents.....................................................          $26,641       $   7,611
  Accounts receivable, net of reserve for doubtful accounts of $1,023 and $1,129           23,646          27,621
  Inventories...................................................................           33,183          42,262
  Prepaid expenses..............................................................            1,511             726
  Deferred taxes on income......................................................            4,243           3,312
                                                                                          -------         -------
    Total current assets........................................................           89,224          81,532
                                                                                          -------         -------
Property, plant and equipment, at cost
  Land..........................................................................              782             782
  Buildings.....................................................................           30,500          29,349
  Machinery and equipment.......................................................          118,622         115,004
                                                                                         --------        --------
                                                                                          149,904         145,135
  Accumulated depreciation......................................................         (104,894)        (99,475)
                                                                                         --------        --------
                                                                                           45,010          45,660
                                                                                         --------        --------
Goodwill, net of accumulated amortization of $2,347 and $1,083..................           24,947          20,549
Deferred taxes on income........................................................              200             -
Other assets....................................................................            7,196           6,338
                                                                                         --------        --------
Total assets....................................................................         $166,577        $154,079
Liabilities and shareholders' equity                                                     ========        ========
Current liabilities
  Current portion of long-term debt.............................................         $  4,286       $    -
  Accounts payable..............................................................           18,424          17,181
  Accrued salaries, wages and employee benefits.................................            7,139           7,370
  Other current liabilitie......................................................            5,616           8,109
                                                                                         ---------        --------
    Total current liabilities...................................................           35,465          32,660
                                                                                         ---------        --------
Noncurrent liabilities
  Long-term debt................................................................           25,714          30,000
  Deferred taxes on income......................................................              -                92
  Other noncurrent liabilities..................................................            8,089           7,860
                                                                                          --------        --------
    Total noncurrent liabilities................................................           33,803          37,952
                                                                                          --------        --------
Contingencies
Shareholders' equity
  Common stock, 25,000,000 shares authorized, 7,976,747 and 7,968,868 shares issued
   and 7,461,765 and 7,464,886 shares outstanding in 1997 and 1996, respectively           40,779          41,457
  Retained earnings.............................................................           68,312          53,475
  Minimum pension liability.....................................................               -             (253)
  Cumulative translation adjustment.............................................             (303)            (38)
                                                                                          --------        --------
                                                                                          108,788          94,641
  Less: treasury stock (514,982 and 503,982 shares, at cost)....................          (11,479)        (11,174)
                                                                                          --------        --------
    Total shareholders' equity..................................................           97,309          83,467
                                                                                          --------        --------
Total liabilities and shareholders' equity......................................         $166,577        $154,079
                                                                                          ========        ========
The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     Alltrista Corporation and Subsidiaries

 (thousands of dollars)                                                                     Year ended December 31,
                                                                                      1997           1996           1995
                                                                                     --------       --------      --------
Cash flows from operating activities
  Net income....................................................................     $ 14,837       $ 14,510      $ 11,499
  Reconciliation of net income to net cash provided by operating activities:
    Depreciation and amortization...............................................       10,385         10,569        12,816
    Deferred taxes on income....................................................       (1,391)        (1,134)       (1,815)
    Loss/(gain) on sale of assets...............................................          267            550          (410)
    Loss on disposal of discontinued operation..................................            -          1,179             -
    Deferred employee benefits..................................................        1,071          1,008           746
    Other.......................................................................         (105)            63           190
    Unusual item................................................................        3,612              -         2,430
    Unusual item from discontinued operation....................................            -              -         3,480
  Changes in working capital components excluding acquisitions:
    Accounts receivable.........................................................        5,567          7,803        (1,453)
    Inventories.................................................................        6,724         12,041        (7,165)
    Accounts payable............................................................         (683)        (6,195)          891
    Accrued salaries, wages and employee benefits...............................         (734)        (3,241)       (1,242)
    Other current assets and liabilities........................................       (3,720)        (2,334)       (2,955)
                                                                                      --------       --------      --------
      Net cash provided by operating activities.................................       35,830         34,819        17,012
                                                                                      --------       --------      --------

Cash flows from financing activities
  Proceeds from revolving credit borrowings and notes payable...................       15,967         20,695        20,713
  Principal payments on revolving credit borrowings and notes payable...........      (15,967)       (24,195)      (25,713)
  Debt acquisition costs........................................................            -              -           (19)
  Proceeds from issuance of common stock........................................        2,653          3,091         2,417
  Purchase of treasury stock....................................................       (4,230)       (13,980)            -
                                                                                     --------       --------      --------
      Net cash used in financing activities.....................................       (1,577)       (14,389)       (2,602)
                                                                                     --------       --------      --------

Cash flows from investing activities
  Proceeds from sales of property, plant and equipment..........................          229            950           446
  Additions to property, plant and equipment....................................       (7,897)       (10,699)      (13,693)
  Acquisitions of businesses, net of cash acquired..............................       (8,379)       (14,633)            -
  Proceeds from divestitures of businesses and product lines....................        1,000         14,384             -
  Investment in life insurance contracts........................................            -         (4,308)            -
  Other.........................................................................         (176)          (846)          (59)
                                                                                     --------       --------      --------
      Net cash used in investing activities.....................................      (15,223)       (15,152)      (13,306)
                                                                                     --------       --------      --------
Net increase in cash............................................................       19,030          5,278         1,104
Cash and cash equivalents, beginning of year....................................        7,611          2,333         1,229
                                                                                     --------       --------      --------
Cash and cash equivalents, end of year..........................................     $ 26,641       $  7,611      $  2,333
                                                                                     ========       ========      ========
The accompanying notes are an integral part of the consolidated financial statements.

           Consolidated Statements of Changes in Shareholders' Equity
                     Alltrista Corporation and Subsidiaries


(thousands of dollars and shares)                                                                     Minimum   Cumulative
                                          Common Stock            Treasury Stock       Retained       Pension   Translation
                                       Shares     Amount        Shares    Amount       Earnings      Liability  Adjustment
                                       ------    --------       ------    -------      --------      ---------  -----------
Balance, December 31, 1994..........    7,734    $ 38,155           -           -      $ 27,466       $(324)       $(144)
Net income..........................        -           -           -           -        11,499           -            -
Minimum pension liability...........        -           -           -           -             -         (43)           -
Stock options exercised and
 stock plan purchases...............      150       2,524           -           -             -           -            -
Cumulative translation adjustment...        -           -           -           -             -           -          118
                                       ------    --------       ------    -------      --------      ---------  -----------
Balance, December 31, 1995..........    7,884      40,679           -           -        38,965        (367)         (26)
Net income..........................        -           -           -           -        14,510           -            -
Minimum pension liability...........        -           -           -           -             -         114            -
Stock options exercised.............
 and stock plan purchases...........      212       3,584           -           -             -           -            -
Shares reissued from treasury for
 stock options exercised and stock
 plan purchases.....................     (127)     (2,806)        127       2,806             -           -            -
Cumulative translation adjustment...        -           -           -           -             -           -          (12)
Purchase of common stock............        -           -        (631)    (13,980)            -           -            -
                                       ------    --------       ------    -------      --------      ---------  -----------
Balance, December 31, 1996..........    7,969      41,457        (504)    (11,174)       53,475        (253)         (38)
Net income..........................        -           -           -           -        14,837           -            -
Minimum pension liability...........        -           -           -           -             -         253            -
Stock options exercised
 and stock plan purchases...........      183       3,247           -           -             -           -            -
Shares reissued from treasury for
 stock options exercised and stock
 plan purchases.....................     (175)     (3,925)        175       3,925             -           -            -
Cumulative translation adjustment...        -           -           -           -             -           -         (265)
Purchase of common stock............        -           -        (186)     (4,230)            -           -            -
                                       ------    --------       ------    -------      --------      ---------  -----------
Balance, December 31, 1997..........    7,977     $40,779        (515)   $(11,479)      $68,312        $  -        $(303)
                                       ======    ========       ======    =======      ========      =========  ===========

The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Alltrista Corporation and Subsidiaries

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.
     The businesses comprising the company have interests in metal, plastics, consumer products and industrial equipment. See Business Segment Information note.

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

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of the assets are capitalized. The company reviews property, plant and equipment for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows, excluding interest cost. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

DEPRECIATION
Depreciation is provided on the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives (buildings
- 30 to 50 years; machinery and equipment - 5 to 10 years)

GOODWILL AND OTHER INTANGIBLES
Goodwill represents the excess of the purchase prices of acquired businesses over the estimated fair values of the tangible and intangible net assets acquired. Goodwill and other intangibles are being amortized on a straight-line basis over periods ranging from 5 to 20 years. The company evaluates these assets for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows, excluding interest cost. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

TAXES ON INCOME
Deferred taxes are provided for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. Investments in life insurance contracts are carried at surrender value, which approximates fair market value. The fair market value of long-term debt was estimated using rates currently available to the company for debt with similar terms and maturities.

STOCK OPTIONS
The company accounts for the issuance of stock options under the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." Accordingly, for the company's stock option plans, no compensation cost is recognized in the consolidated statement of income. Had compensation cost for the company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

thousands of dollars,          1997        1996       1995
except per share amounts      -------     -------    -------
Net income
    As reported............. $14,837     $14,510    $11,499
    Pro forma...............  14,612      14,349     11,416
Basic earnings per share
    As reported............. $  2.00     $  1.88    $  1.47
    Pro forma...............    1.97        1.85       1.46
Diluted earnings per share
    As reported............. $  1.96     $  1.84    $  1.44
    Pro forma...............    1.93        1.81       1.43

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Alltrista Corporation and Subsidiaries

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: no dividend yield for all years, expected volatility of 23, 21 and 19 percent, risk-free interest rates of 6.2, 6.3 and 7.1 percent and expected lives of 7.5 years for all periods.

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

EARNINGS PER SHARE
The company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share", in the last quarter of 1997. All prior period earnings per share amounts have been restated. Basic earnings per share is computed by dividing income from continuing operations, discontinued operations and net income by the weighted average number of shares outstanding for the period. Diluted earnings per share computations assume outstanding stock options with a dilutive effect on earnings were exercised. These common stock equivalents are added to the weighted average number of shares outstanding in the calculation of diluted earnings per share.

     A  reconciliation   of  the  basic  and  diluted  weighted  average  shares
outstanding is as follows for the years ended December 31:

(thousands)                         1997      1996     1995
                                   -----     -----    -----
Weighted average number of
common shares outstanding used
as the denominator in the basic
earnings per share calculation.... 7,413    7,737    7,806

Additional shares assuming
conversion of dilutive
stock options.....................   145      169      190
                                   -----     -----   -----
Weighted average number of
common and equivalent shares
used as the denominator in the
diluted earnings per
share calculation................. 7,558    7,906    7,996
                                   =====    =====    =====

BUSINESS SEGMENT INFORMATION
The company has two distinct segments: industrial components and food containers. The industrial components segment includes Zinc Products, Unimark Plastics, Industrial Plastics and LumenX. This segment provides cast zinc strip and fabricated zinc products, primarily zinc battery cans and coinage. The industrial components segment also produces injection molded plastic products used in medical, pharmaceutical and consumer products, thermoformed plastic parts for appliances, and plastic products sold to the manufactured housing and recreational vehicle industries. The majority of Industrial Plastics' sales were to one customer. This segment also supplies inspection systems used primarily in the tire and automotive industries.
     The food containers segment includes Consumer Products and Plastic Packaging and produces multi-layer plastic sheet and formed containers used in food packaging, and also markets a line of home food preservation products, including Ball, Kerr and Bernardin brand home canning jars, home canning jar closures, and related food products, which are distributed through a wide variety of retail outlets. In October 1997, Consumer Products entered into an agreement to market and distribute the Golden Harvest line of home canning products, which includes jars and lids. Under the terms of a property transfer agreement, the company has the right to use the Ball script trademark in a certain scope of application. In the event of a change of control of the company not approved prior to such change by a majority of the members of the board of directors of the company, the previous owner has the option to require the retransfer of the right to use the trademark.
     The company's major customers and principal facilities are located within the United States, Canada and Puerto Rico.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             Alltrista Corporation


(thousands of dollars)                                                                 1997            1996          1995
                                                                                     --------       --------      --------
Net sales:
    Industrial Components:
        Zinc Products...........................................................     $ 60,291       $ 57,501      $ 56,328
        LumenX..................................................................       15,520         21,816        19,801
        Unimark Plastics........................................................       30,434         33,105        32,505
        Industrial Plastics.....................................................       27,297         16,850        16,898
                                                                                     --------       --------      --------
            Total industrial components.........................................      133,542        129,272       125,532
                                                                                     --------       --------      --------

    Food containers:
        Consumer Products.......................................................       79,573         57,096        51,792
        Plastic Packaging.......................................................       42,052         43,946        44,134
                                                                                      --------       --------      --------
            Total food containers...............................................      121,625        101,042        95,926
                                                                                      --------       --------      --------

Total net sales.................................................................     $255,167       $230,314      $221,458
Operating earnings:                                                                  ========       ========      ========
    Industrial components(1)(2).................................................     $  8,177       $ 17,819      $ 15,315
    Food containers.............................................................       18,592         11,066         9,939
    Unallocated corporate expenses..............................................       (1,496)        (1,114)       (1,144)
                                                                                     --------       --------      --------
        Total operating earnings................................................       25,273         27,771        24,110
    Interest expense, net.......................................................       (2,256)        (2,571)       (3,342)
                                                                                     --------       --------      --------
        Income from continuing operations before taxes..........................     $ 23,017       $ 25,200      $ 20,768
                                                                                     ========       ========      ========
Assets employed in operations:
    Industrial components.......................................................     $ 66,090       $ 66,550      $ 65,705
    Food containers.............................................................       61,390         70,224        50,599
                                                                                     --------       --------      --------
        Total assets employed in operations.....................................      127,480        136,774       116,304
    Discontinued operation......................................................            -              -        39,262
    Corporate(3)................................................................       39,097         17,305         7,084
                                                                                     --------       --------      --------
        Total assets............................................................     $166,577       $154,079      $162,650
                                                                                     ========       ========      ========
Capital expenditures:
    Industrial components(4)....................................................     $ 13,840       $  8,536      $ 10,194
    Food containers(5)..........................................................        2,337         16,087         1,370
    Discontinued operation......................................................            -            337         2,095
    Corporate...................................................................           99            372            34
                                                                                     --------       --------      --------
        Total capital expenditures..............................................     $ 16,276       $ 25,332      $ 13,693
                                                                                     ========       ========      ========
Depreciation and amortization:
    Industrial components.......................................................     $  6,628       $  6,024      $  5,891
    Food containers.............................................................        3,565          3,832         3,627
    Discontinued operation......................................................            -            499         3,128
    Corporate...................................................................          192            214           170
                                                                                     --------       --------      --------
        Total depreciation and amortization.....................................     $ 10,385       $ 10,569      $ 12,816
                                                                                     ========       ========      ========

(1) Operating earnings for 1997 include a pre-tax charge of $3.6 million which consists primarily of an estimated loss on the sale of the machine vision inspection equipment product line, write-off of vision related assets not sold and the write-down of x-ray business assets in the LumenX company.
(2) Operating earnings for 1995 include a pre-tax provision of $2.4 million to write-off assets related to a discontinued product development project in the Zinc Products company.
(3) Corporate assets include cash and cash equivalents, amounts related to employee benefit plans, deferred tax assets and corporate facilities and equipment.
(4) Capital expenditures for 1997 include the purchase of certain assets and assumed liabilities of Viking Plastics.
(5) Capital expenditures for 1996 include the purchase of the Kerr brand home food preservation product line.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Alltrista Corporation and Subsidiaries


INVENTORIES
Inventories were comprised of the following at December 31:
 (thousands of dollars)                  1997        1996
                                        -------     -------
Raw materials and supplies............  $ 9,410     $ 9,894
Work in process and finished goods....   23,773      32,368
                                        -------     -------
Total inventories.....................  $33,183     $42,262
                                        =======     =======

DEBT AND INTEREST
The company has $30 million outstanding under a private placement long-term financing agreement with a fixed interest rate of 7.8%. Maturities are $4.3 million per year for seven years beginning December 1998. Concurrent with this borrowing, the company entered into a three-year interest rate swap agreement with two counterparties which effectively converted the $30 million debt to LIBOR-based floating rate debt, with the interest rate reset every six months. In May 1995, the company terminated the swap agreement. This transaction resulted in a gain of $0.5 million which was amortized over the original term of the swap and effectively fixed the company's interest rate on the long-term debt through December 1997 at 7.19%. The fair market value of the company's long-term debt at December 31, 1997 is estimated to be $31.5 million.
     The company has a revolving credit agreement with a group of banks whereby the company can borrow up to $50 million through March 31, 2000, when all borrowings mature. The agreement may be terminated by the company with three days notice. Interest on the borrowings is based upon fixed increments over the adjusted London Interbank Offered Rate ("LIBOR") or the agent bank's alternate borrowing rate as defined in the agreement. The agreement also requires the payment of commitment fees on the unused balance. At December 31, 1997 and 1996, no borrowings were outstanding under this agreement. The company also has available from various banks $74 million in committed and uncommitted short-term credit lines of which no borrowings were outstanding at December 31, 1997 and 1996.
     The company's debt agreements contain certain guarantees and financial covenants including current ratio requirements, interest coverage, minimum equity and maximum financial leverage requirements.
     Interest paid on the company's borrowings during the years ended December 31, 1997, 1996, and 1995 was $2.5, $2.9, and $3.3 million, respectively.

ACQUISITIONS
On May 19, 1997, the company purchased certain assets and assumed certain liabilities of Viking Industries ("Viking Plastics") an Arkansas-based producer of large thermoformed plastic products sold to the manufactured housing and recreational vehicle industries for $8.4 million and future consideration. The acquisition was accounted for as a purchase. The purchase price was allocated to the assets purchased and liabilities assumed based on their estimated fair values as of the date of acquisition. The purchase price in excess of the fair value of assets purchased and liabilities assumed of $5.2 million is being amortized over a 20-year period. The aforementioned future consideration may range from no consideration to $5.0 million based upon incremental sales over a three-year period. The impact of including the financial results of Viking Plastics in a pro forma presentation for the six months ended June 30, 1997 and twelve months ended December 31, 1996 would not have been material.
     On March 15, 1996, the company acquired certain assets related to the home food preservation product line of Kerr Group, Inc. ("Kerr") for approximately $14.6 million and accounted for the acquisition as a purchase. The purchase price was allocated to the equipment, raw materials inventory and a perpetual license to use the Kerr trade name, based on their estimated fair values. The license to use the Kerr trade name is being amortized over 20 years. In addition, the company assumed the operating lease at Kerr's Jackson, Tennessee, manufacturing facility. During the third quarter of 1996, the company announced its intention to close the Jackson facility and consolidate operations in its Muncie, Indiana, facility. As a result of this decision, acquisition costs of $2.6 million were recorded in "Other Current Liabilities" for severance and the estimated net costs to close the Jackson facility, resulting in additional goodwill. The Jackson facility closure was completed in December 1997, as contemplated.

DISCONTINUED OPERATION - SALE OF METAL SERVICES  COMPANY ASSETS
Effective April 26, 1996 ("Measurement date"), the company sold its Metal Services company plants, real estate, equipment and coatings and inks inventory to U.S. Can Corporation for approximately $14.4 million after certain transaction costs. The company retained all accounts

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Alltrista Corporation and Subsidiaries

receivable and essentially all inventory, as well as substantially all liabilities accrued as of April 26, 1996. Proceeds from the sale were used to reduce outstanding borrowings. The company entered into a non-exclusive sales agreement whereby U.S. Can agreed to sell the retained inventory. On June 28, 1996, the two companies entered into an agreement whereby U.S. Can purchased the remaining inventory for approximately $9 million. In addition to the $14.4 million sale proceeds, the company received approximately $13 million during 1996 from the sale of the retained inventory and the collection of the accounts receivable retained less amounts required to settle the accounts payable and other liabilities.
     The disposal of the Metal Services company assets has been accounted for as a discontinued operation in the accompanying statements of income. The combined effect of Metal Services' 1996 results from operations, the gain on the sale of the assets and estimated costs to be incurred in connection with the sale, including a $0.7 million curtailment loss for pension benefits related to Metal Services company, and a $0.3 million curtailment gain for postretirement benefits is a loss of $0.7 million, net of tax. Sales from this operation were $79.7 in 1995 and $18.0 million up to the Measurement date in 1996.


UNUSUAL ITEMS
On September 30, 1997, the company completed the sale of the machine vision inspection equipment product line of its LumenX division to Pressco Technology Inc. ("Pressco"). The sale, which consisted primarily of inventory, fixed assets and intangibles, was for $1.0 million in cash and future consideration based upon Pressco's future sales of vision inspection equipment to the container industry. The company had vision inspection equipment sales of $5.3 million for the nine months ended September 28, 1997 and $7.2 million and $7.7 million for the twelve months ended December 31, 1996 and 1995, respectively.
     Concurrent with the sale of certain assets of the vision inspection product line, the company incurred a $3.6 million charge which consisted of (i) an estimated $1.3 million loss on the vision inspection assets sold, including transaction costs, (ii) an additional $1.0 million write-off of vision related assets which were not part of the transaction, and (iii) the write down of $1.0 million of x-ray inventory and $0.3 million of other x-ray business assets. Given the nature of the x-ray business products and recent performance, management is assessing their plans for this business. If a determination to exit this business is made, there can be no assurance that the entire value of its net assets ($4.8 million as of December 31, 1997) would be recovered.
     Due to greater than expected market acceptance of plastic and composite capsules in the wine industry and certain performance limitations of a zinc capsule, during 1995 the company terminated a project to develop a zinc capsule for the wine industry. As a result of this decision, the company recorded a pretax charge of $2.4 million to write down certain project-related assets to their estimated net realizable value.

TAXES ON INCOME
The components of the provision for income taxes attributable to continuing operations were as follows for the years ended December 31:

(thousands of dollars)           1997      1996      1995
                                ------   -------    ------
 Current income tax expense:
    U.S. federal..............  $7,675   $ 8,658    $7,189
    Foreign...................     806       449       247
    State and local...........   1,073     2,022     1,667
                                ------   -------    ------
        Total current income
        tax expense...........   9,554    11,129     9,103
                                ------   -------    ------

Deferred income tax benefit:
    U.S. federal.............   (1,198)     (944)     (633)
    State, local and other...     (176)     (206)     (230)
                                ------   -------    ------
       Total deferred income
        tax benefit..........   (1,374)   (1,150)     (863)
                                ------   -------    ------

Total provision for
        income taxes.........   $8,180   $ 9,979    $8,240
                                ======   =======    ======

Foreign  pre-tax income was $2,078,000 in 1997,  $1,110,000 in 1996 and $330,000
in 1995.

Deferred tax liabilities (assets) are comprised of the following at December 31:

(thousands of dollars)                    1997       1996
                                        -------    -------
Depreciation and amortization.......... $ 2,287    $ 2,311
Other..................................     711        631
                                        -------    -------
    Gross deferred tax liabilities.....   2,998      2,942
                                        -------    -------
Accounts receivable allowances.........    (388)      (594)
Inventory valuation....................  (1,143)      (962)
Accrued vacation.......................    (538)      (576)
Postretirement benefit obligation......    (667)      (694)
Employee benefits/compensation.........  (3,029)    (2,259)
Environmental reserve..................    (237)      (256)
Other..................................  (1,439)      (821)
                                          -------    -------
    Gross deferred tax assets..........  (7,441)    (6,162)
                                          -------    -------
Net deferred tax asset................. $(4,443)   $(3,220)
                                         ========   ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Alltrista Corporation and Subsidiaries

     At December 31, 1997 and 1996, there were no valuation allowances for deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings or alternative tax strategies.
     The difference between the federal statutory income tax rate and the company's effective income tax rate as a percentage of income from continuing operations is reconciled as follows:

                                         1997    1996     1995
                                        -----    -----   -----
Federal statutory tax rate.............  35.0%    35.0%   35.0%
Increase (decrease) in rates
    resulting from:
        State and local taxes, net.....   2.6      4.7     4.7
        Amortization of intangibles....  (1.0)      .4      .6
        Other..........................  (1.1)     (.5)    (.6)
                                         -----    -----   -----
Effective income tax rate..............  35.5%    39.6%   39.7%
                                         =====    =====   =====

     The difference between the effective income tax rate for discontinued operations of 39.7% in 1996 and 38.4% in 1995 and the federal statutory income tax rate of 35% in each of these years results from state income taxes.
     Total income tax payments made by the company during the years ended December 31, 1997, 1996 and 1995 were $9.8 million, $10.1 million, and $11.9 million, respectively.

RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS
All active employees other than those represented by bargaining units participate in a defined contribution plan ("Retirement Plan"). The company makes contributions to the Retirement Plan based on age and on length of service. In addition, the company matches 100% of employee contributions of up to 2% of base compensation and 50% of additional employee contributions up to a maximum company match of 4%, subject to statutory limitations. The company's contributions to the Retirement Plan were $1.8, $1.7, and $1.9 million respectively, in the years ended December 31, 1997, 1996, and 1995.
     For all active hourly employees at locations represented by bargaining units and the former hourly employees of the Metal Services division, the company maintains a defined benefit pension plan. Plan benefits are based upon fixed rates for each year of service. Plan assets consist primarily of fixed income securities and common stocks. The company's funding policy is to contribute at least the statutorily required amount.

     The components of net periodic pension expense for the years ended December 31, 1997, 1996, and 1995 are as follows:

(thousands of dollars)              1997     1996    1995
                                   -------   -----   -----
Service cost of benefits
     earned during the period..... $  254   $ 313   $ 307
Interest cost on projected
    benefit obligation............    685     630     558
Investment gain on plan assets.... (1,649)   (835)   (692)
Net amortization and deferral.....    959     421     433
                                   -------   -----   -----
    Net periodic pension expense.. $  249   $ 529   $ 606
                                   =======  ======   =====

     The following table summarizes the funded status of the plan as of December 31, 1997 and 1996 (thousands of dollars):

                                                            1997      1996
                                                          -------   ------
Actuarial present value of benefit obligations:
    Vested............................................    $ 8,958   $7,658
    Non vested........................................      1,058    1,297
                                                          -------   ------
    Accumulated benefit obligation....................     10,016    8,955
                                                          -------   ------
    Projected benefit obligation......................     10,130    9,183
    Plan assets at fair value.........................      9,799    7,989
                                                          -------   ------
    Funded status.....................................        331    1,194
Unrecognized net transitional asset...................         27       36
Unrecognized prior service cost.......................       (380)    (566)
Unrecognized net loss.................................        (14)    (685)
Additional minimum liability..........................        253      988
                                                          -------   ------
    Accrued pension liability.........................    $   217   $  967
                                                          =======   ======
     In accordance with the provisions of SFAS 87, "Employer's Accounting for Pensions," the company recorded an additional minimum liability of $0.3 and $1.0 million at December 31, 1997 and 1996, representing the excess of the unfunded accumulated benefit obligation over the accrued pension cost. The additional liability has been offset by intangible assets to the extent of previously unrecognized prior service cost, with the balance, net of the related deferred tax benefit of $169,000 for 1996, recorded as a separate reduction of shareholders' equity.
     The actuarial assumptions used to compute the funded status of the plan include a discount rate of 7.25% and 7.5% in 1997 and 1996, respectively, and an expected long-term rate of return on assets of 9.0% in both 1996 and 1995. The change in assumption had an immaterial effect of the funded status of the plan. The company also provides certain postretirement medical and life insurance benefits for substantially all of its non-union employees. Most employees not covered by the plan

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Alltrista Corporation and Subsidiaries

are covered by collective bargaining agreements, under which the company contributes to multi-employer health and welfare plans.
     The components of net periodic postretirement benefit expense for the years ended December 31, 1997, 1996, and 1995 are as follows (thousands of dollars):

                                      1997     1996    1995
                                      -----    -----   -----
Service cost of benefit earned....... $ 73     $ 72    $ 66
Interest cost on liability...........  102      118     120
Net amortization and deferral........   (7)       4     (12)
                                      -----    -----   -----
    Net postretirement benefit cost.. $168     $194    $174
                                      =====    =====   =====

     The status of the company's unfunded postretirement benefit obligation at December 31, 1997 and 1996 follows (thousands of dollars):

                                           1997       1996
                                          ------    -------
Actuarial present value of accumulated
    postretirement benefit obligation:
        Fully eligible active
        plan participants................ $  542    $  549
        Other active plan participants...    642       617
        Retirees.........................    395       353
                                          ------    -------
Accumulated postretirement
    benefit obligation..................   1,579     1,519
Unrecognized net gain...................     278       312
Unrecognized prior service cost.........     (60)      (63)
                                          -------    ------
        Accrued postretirement
            benefit cost................  $1,797    $1,768
                                          =======   =======

     The assumed discount rate used to measure the APBO was changed from 7.5% as of December 31, 1996 to 7.25% as of December 31, 1997. This change in assumption resulted in an immaterial increase in the APBO. Increases in health care costs would not impact the APBO or the annual service and interest costs recognized, except for one of the company's facilities, as benefits under the medical plan consist of a defined dollar monthly subsidy toward the retiree's purchase of medical insurance. Due to the small number of employees not receiving a defined dollar monthly subsidy, the effect of a one-percent increase in the health care cost trend rate on the APBO and the annual service and interest costs is immaterial.
     The company has a deferred compensation plan that permits eligible employees to defer a specified portion of their compensation. The deferred compensation earns rates of return as specified in the plan. As of year-end 1997 and 1996, the company had accrued $5.3 million and $4.2 million, respectively, for its obligations under this plan. Interest expense on this obligation was $0.4 million in 1997 and $0.3 million in 1996. To effectively fund this obligation, in December 1996 the company purchased variable rate life insurance contracts. Proceeds from the insurance contracts are payable to the company upon the death of the participants. The cash surrender value of these contracts included in Other Assets was $4.6 and $4.3 million as of the years ended 1997 and 1996, respectively.

STOCK PLANS
     The company maintains a stock option plan for key employees, for which it has reserved 1,200,000 shares of the company's common stock. It also maintains a stock option plan, for which it has reserved 10,000 shares of the company's common stock, for the issuance of stock options to nonemployee directors of the company. The stock option price under both plans will not be less than the fair market value of the company's common stock on the date of grant. Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder (which are valued at fair market value on the exercise date). Options under the employee plan terminate ten years from date of grant and are exercisable in four equal installments commencing one year from grant. Options under the nonemployee directors plan terminate ten years from date of grant and are exercisable one year from the grant date.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Alltrista Corporation and Subsidiaries

A summary of stock  option  activity  for the years ended  December 31, 1997 and
1996 is as follows:
                                                       1997                                       1996
                                       -----------------------------------------    ---------------------------------------
                                                   Weighted Avg.                              Weighted Avg.
                                         Shares    Option Price     Price Range      Shares   Option Price     Price Range
                                       ---------   ------------   --------------    -------   ------------   --------------
Outstanding at beginning of year......   473,074      $15.05      $10.70-$24.125     596,128     $13.87      $10.70-$24.125
New options granted...................    55,175       21.50           21.50          70,775      21.25           21.25
Exercised.............................  (133,521)      12.79       10.70-22.25      (155,451)     12.37       10.70-22.250
Canceled..............................   (20,667)      19.64       10.89-24.125      (38,378)     18.91       10.70-22.250
                                        ---------                                   ---------
Outstanding at end of year............   374,061       16.55       10.70-24.125      473,074      15.05       10.70-24.125

Exercisable at end of year............   249,263       14.12       10.70-24.125      325,401      12.78       10.70-24.125
Reserved for future grants............   151,697        -                -           186,205       -                -

Significant option groups outstanding at December 31, 1997 and related weighted average price and life information follows:

                          Options        Weighted average           Options      Weighted average        Weighted average
   Exercise Price       outstanding       exercise price          exercisable     exercise price      remaining life (years)
   ---------------      -----------      ----------------         -----------    ----------------     ----------------------
    $21.25-$24.125        149,286             $21.67                 34,002            $22.02                    8
     13.25 - 19.63         87,294              15.73                 77,780             15.26                    6
     10.70 - 13.09        137,481              11.52                137,481             11.52                    3

     The company also maintains a restricted stock plan for key employees, for which it has reserved 50,000 shares of the company's common stock. Restrictions under the plan lapse at a rate of 20% per year commencing one year from grant. Restricted stock equaling 14,004 shares was available for grant at December 31, 1997.
     In 1993, the company established an employee stock purchase plan, whereby the company contributes 20% of up to $500 of each participating employee's monthly payroll deduction. The company contributed $164,000, $206,000, and $267,000 to the plan in 1997, 1996 and 1995, respectively.
     During 1997, the company's board of directors authorized the repurchase of up to 600,000 shares of the company's common stock. The company has purchased 34,500 shares at a cost of $0.8 million as a part of this program.
     During 1996, the company's board of directors authorized the repurchase of up to 630,000 shares of the company's common stock. The company completed the repurchase of those shares in the fourth quarter of 1996 at a cost of $14.0 million. Acquired shares are being used to fund employee stock plans and for general corporate uses.

CONTINGENCIES
The company is involved in various legal disputes in the ordinary course of business. In addition, the Environmental Protection Agency has designated the company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. Information at this time does not indicate that disposition of any of the legal or environmental disputes the company is currently involved in will have a material, adverse effect upon the financial condition, results of operations, cash flows or competitive position of the company.

QUARTERLY STOCK PRICES (UNAUDITED)
Quarterly sales prices for the company's common stock, as reported on the composite tape, were as follows:

                     First     Second     Third     Fourth
                    Quarter    Quarter   Quarter    Quarter
                    -------    -------   -------    -------
1997
High..............     25       27 3/8    27 3/4     29 3/4
Low...............   20 5/8     20 1/2    24 1/2     26 5/8

1996
High..............     24       24 1/8    24 1/4     26 1/8
Low...............     18        21       19 3/4     21 1/4

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Alltrista Corporation and Subsidiaries

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                         First        Second          Third         Fourth
(thousands of dollars except per share amounts)         Quarter       Quarter        Quarter        Quarter        Total
                                                        -------       -------        --------       --------      --------
1997
Net sales...........................................    $45,642       $78,950         $79,632        $50,943      $255,167
Gross profit........................................     10,844        24,331          24,655         10,481        70,311
Net income from continuing operations...............      1,433         6,812           4,939          1,653        14,837
Net income..........................................      1,433         6,812           4,939          1,653        14,837
Basic net income per share..........................    $   .19       $   .93         $   .67        $   .22      $   2.00
Diluted net income per share........................    $   .19       $   .91         $   .66        $   .22      $   1.96

1996
Net sales...........................................    $51,128       $69,398        $ 65,763       $ 44,025      $230,314
Gross profit........................................     13,576        22,755          20,116         10,432        66,879
Net income from continuing operations...............      3,090         5,904           4,176          2,051        15,221
Net income..........................................      3,357         5,637           4,176          1,340        14,510
Basic earnings per share:
    Income from continuing operations...............    $   .39       $   .75         $   .54        $   .28      $   1.97
    Net income......................................    $   .43       $   .72         $   .54        $   .18      $   1.88
Diluted earnings per share:
    Income from continuing operations...............    $   .38       $   .73         $   .53        $   .27      $   1.93
    Net income......................................    $   .42       $   .70         $   .53        $   .18      $   1.84

1995
Net sales...........................................    $51,357       $66,614        $ 60,123        $43,364      $221,458
Gross profit........................................     12,800        19,889          17,723          9,384        59,796
Net income from continuing operations...............      2,406         5,047           3,099          1,976        12,528
Net income (loss)...................................      2,852         5,571           3,355          (279)        11,499
Basic earnings per share:
    Income from continuing operations...............    $   .31       $   .64         $   .40        $  .25       $   1.60
    Net income (loss)...............................    $   .37       $   .71         $   .43        $ (.04)      $   1.47
Diluted earnings per share:
    Income from continuing operations...............    $   .30       $   .63         $   .39        $  .25       $   1.57
    Net income (loss)...............................    $   .36       $   .69         $   .42        $ (.03)      $   1.44


Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts. In addition, the effect of outstanding dilutive stock options has been included in diluted earnings per share in each year.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     Alltrista Corporation and Subsidiaries

Five-Year Review of Selected Financial Data
Year ended December 31,
(thousands of dollars, except per share amounts)               1997         1996          1995         1994       1993
                                                             --------     --------      --------      -------     --------
Statement of Income Data
Net sales..................................................  $255,167     $230,314      $221,458      $207,779    $193,260
Earnings before interest and taxes(a)(b)...................    25,273       27,771        24,110        26,252      24,643
Income from continuing operations..........................    14,837       15,221        12,528        14,012      12,463
Gain (loss) from discontinued operation....................         -         (711)       (1,029)        2,116         981
Effect of accounting change (net of income taxes)..........         -            -             -             -        (714)
                                                             --------     --------      --------      --------    --------
Net income (a) (b).........................................  $ 14,837     $ 14,510      $ 11,499      $ 16,128    $ 12,730
                                                             ========     ========      ========      ========    ========
Basic earnings per share:
    Income from continuing operations......................  $   2.00     $   1.97      $   1.60      $   1.85    $   1.70
    Gain (loss) from discontinued operation................         -         (.09)         (.13)          .28         .13
    Effect of accounting change (net of income taxes)......         -            -             -             -        (.10)
                                                             --------     --------      --------      --------    --------
                                                             $   2.00     $   1.88      $   1.47      $   2.13    $   1.73
                                                             ========     ========      ========      ========    ========

Diluted earnings per share:
    Income from continuing operations......................  $   1.96     $   1.93      $   1.57      $   1.80    $   1.65
    Gain (loss) from discontinued operation................         -         (.09)         (.13)          .27         .13
    Effect of accounting change (net of income taxes)......         -            -             -             -        (.09)
                                                             --------     --------      --------      --------    --------
                                                             $   1.96     $   1.84      $   1.44      $   2.07    $   1.69
                                                             ========     ========      ========      ========    ========
Balance Sheet Data (at end of year)
Total assets...............................................  $166,577     $154,079      $162,650      $156,725    $143,107
Property, plant and equipment, net.........................    45,010       45,660        56,083        59,040      58,693
Goodwill, net..............................................    24,947       20,549         7,534         8,219         819
Long-term debt.............................................    25,714       30,000        30,000        30,000      35,000

(a) The year ended December 31, 1997 includes a $3.6 million pretax charge which consists of an estimated loss on the sale of the machine inspection equipment product line, write-off of vision-related assets not sold and the write-down of x-ray business assets in the LumenX company.
(b) The year ended December 31, 1995 includes a $2.4 million pretax provision to write-off assets related to a discontinued product development project in the Zinc Products company.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Alltrista Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Alltrista Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP
Indianapolis, Indiana
January 30, 1998

             DIRECTORS, CORPORATE OFFICERS AND DIVISION PRESIDENTS
                     Alltrista Corporation and Subsidiaries

DIRECTORS

Thomas B. Clark (3) (4)
President and Chief Executive Officer
Alltrista Corporation
Muncie, Indiana

William A. Foley(2) (3) (4)
Chairman, President and Chief Executive Officer
LESCO, Inc.
Rocky River, Ohio

Richard L. Molen(2) (3) (4)
Retired Chairman, President and Chief Executive Officer
Huffy Corporation
Miamisburg, Ohio

William L. Peterson(1) (2)
Chairman of the Board
Retired President & Chief Executive Officer
Alltrista Corporation
Muncie, Indiana

Lynda Watkins Popwell (1)
President
Carolina Eastman Division
Eastman Chemical Company
Columbia, South Carolina

Patrick W. Rooney(1) (3)
Chairman, President and Chief Executive Officer
Cooper Tire & Rubber Company
Findlay, Ohio

David L. Swift(1) (2) (4)
Former Chairman, President and Chief Executive Officer
Acme-Cleveland Corporation
Cleveland, Ohio

(1) Audit Committee
(2) Executive Compensation Committee
(3) Nominating Committee
(4) Strategy Committee


CORPORATE OFFICERS

Thomas B. Clark (21)
President and Chief Executive Officer

Kevin D. Bower (5)
Senior Vice President and Chief Financial Officer

Jerry T. McDowell (27)
Group Vice President

William L. Skinner (8)
Senior Vice President, Administration and
Corporate Development

Angela K. Knowlton (4)
Vice President and Treasurer

Larry D. Miller (18)
Vice President, Communications and Investor Relations

J. David Tolbert (10)
Vice President, Human Resources and Corporate Risk

Garnet E. King (16)
Corporate Secretary


DIVISION PRESIDENTS

Kyle L. DeJaeger (22)
Industrial Plastics Company

Albert H. Giles (26)
Zinc Products Company

Charles M. Gilmore (4)
LumenX Company

John A. Metz*
Consumer Products Company

Charles W. Orth (27)
Unimark Plastics Company

Timothy D. Sigley (3)
Plastic Packaging Company

(Years of service)
*Joined company in September 1997

                             CORPORATE INFORMATION
                             Alltrista Corporation

CORPORATE HEADQUARTERS
Alltrista Corporation
345 South High Street, Suite 200
Muncie, IN 47305-2398
Mailing address is P.O. Box 5004, Muncie, IN 47307-5004
Telephone: 765.281.5000
Fax: 765.281.5400

STOCK TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company of New York
The bank maintains the company's shareholder records. Changes of address and questions should be addressed to: General Shareholder Correspondence, First Chicago Trust Company of New York, P.O. Box 2500, Jersey City, NJ 07303-2500. Questions concerning transfers of stock ownership should be directed to the First Chicago Trust Company of New York, P.O. Box 2506, Jersey City, NJ 07303-2506. Phone: 1.800.446.2617. Internet at http://www.fctc.com and for the hearing impaired at TDD 201.222.4955.

DUPLICATE COPIES
If you receive duplicate copies of annual or quarterly reports, extras may be eliminated by requesting only one copy be sent. Send labels or information indicating which name you wish to keep on the list and which names should be deleted. The address to use is First Chicago Trust Company of New York, P.O. Box 2500, Jersey City, NJ 07303-2500. You may also contact the First Chicago Trust Company of New York web site at http://www.fctc.com.

FORM 10-K
A copy of the company's Form 10-K (annual report filed with the Securities and Exchange Commission) will be sent to any stockholder upon request in writing to Garnet E. King, Corporate Secretary.

RESEARCH REPORTS
Two securities firms currently write research reports on Alltrista Corporation. For copies, contact Mesirow Financial at 312.595.6600, Gary Prestopino, CFA, analyst; or NatCity Investments at 317.635.4551, Matthew J. Striebel, investment analyst.

ANNUAL MEETING
Alltrista Corporation's 1998 annual meeting will, like last year, be held solely to report the results of voting on those matters listed in the proxy statement sent to all shareholders. There will be no other business transacted, and it is not anticipated that any directors or senior executives will be in attendance. The meeting to count votes will be at 8 a.m. (EST) on May 13, 1998, in the corporate offices, Suite 200 at 345 South High Street in Muncie. A written report of the vote will be mailed to shareholders immediately following the meeting.

COMPANY CONTACTS
For shareholder records questions write Garnet E. King, Corporate Secretary. Call her at 1.800.428.8150 or contact her by e-mail at gking@alltrista.com.

For information or assistance about stock holdings, transfer requirements and address changes, or duplicate mailings, contact the transfer agent and registrar at the addresses listed under transfer agent and registrar.

For any other information about the company, shareholders, analysts, institutional investors or media representatives should contact Larry D. Miller, Vice President, Communications and Investor Relations. Call him at
1.800.428.8150 or contact him by e-mail at lmiller@alltrista.com. Information about the company and its operating business units, as well as news releases and SEC documents, are on the company's world wide web site, which is at www.alltrista.com

EQUAL OPPORTUNITY
Alltrista Corporation is an equal opportunity employer.

TRADEMARKS
Ball(R) is a trademark of Ball Corporation under limited license to Alltrista Corporation. Kerr(R) is a trademark of Kerr Group, Inc., under limited license to Alltrista Corporation. EVA(R) is a trademark of Stern Stewart & Co. Golden Harvest(R) is a registered trademark under license to Hearthmark, Inc.

FORWARD-LOOKING STATEMENTS
This annual report to shareholders includes certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements include, but may not be limited to, discussions regarding expectations of future sales and profitability, anticipated demand for the company's products and expectations regarding operating and other expenses. Reliance on forward-looking statements involves risks and uncertainties. Although the company believes that the assumptions upon which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. Please see the company's report on Form 8-K, dated June 10, 1997, for a list of factors which could cause the company's actual results to differ materially from those projected in the company's forward-looking statements.