Form 10-K405, Exhibit 13
period 1998-12-31
ALLTRISTA CORP
filed 1999-03-29
CIK 895655

[GRAPHIC OMITTED]
                              Committed to Growth
                              ALLTRISTA CORPORATION

                               1998 ANNUAL REPORT

COMPANY PROFILE
Alltrista Corporation manufactures metal and plastic products. The company has 10 manufacturing facilities located in the eastern third of the United States, plus Canada. Alltrista stock is traded on the New York Stock Exchange under the symbol ALC.

FINANCIAL HIGHLIGHTS
(thousands of dollars and shares, except per share amounts)
                                                                                       Percentage
                                                                                        Increase
                                                             1998           1997       (Decrease)
                                                           ----------     ---------    -----------
For the year
     Net sales                                             $ 244,046      $  239,646       1.8
     Net income                                               15,727          14,837       6.0
     Diluted earnings per share
       Income from continuing operations                        2.45            2.28       7.5
       Discontinued operation                                   (.26)           (.32)    (18.8)
       Net income                                          $    2.19      $     1.96      11.7
     Diluted weighted average
       common shares outstanding                               7,195           7,558      (4.8)
     Free cash flow                                           15,479          27,933     (44.6)
     Interest expense, net                                     1,822           2,256     (19.2)
     Depreciation and amortization                            10,548          10,385       1.6
     Property, plant and equipment additions                  11,909           7,897     (50.8)
     Acquisition of businesses                                 1,000           8,379        -
     Purchase of treasury  stock                              19,321           4,230        -
     After-tax return on year-end invested capital*            18.67%          17.87%       -
     After-tax return on year-end common equity                16.57%          15.25%       -
At year-end
     Working capital, excluding cash and debt              $  29,755       $  31,404      (5.3)
     Total assets                                            165,831         166,577       (.4)
     Common shareholders' equity                              94,893          97,309      (2.5)
     Market price per common share                             24.00          28.375     (15.4)
     Common shareholders of record                             4,092           4,323      (5.3)
     Number of employees                                       1,080           1,097      (1.5)

                                  [BAR GRAPH]
                                   Net Sales
                             (millions of dollars)

                                   1993 175.4
                                   1994 187.5
                                   1995 201.7
                                   1996 208.5
                                   1997 239.6
                                   1998 244.0

                                  [BAR GRAPH]
                                   Net Income
                             (miillions of dollars)

                                   1993 12.7
                                   1994 16.1
                                   1995 11.5
                                   1996 14.5
                                   1997 14.8
                                   1998 15.7

                                  [BAR GRAPH]
                           Diluted Earnings Per Share
                                   (dollars)

                                   1993 1.69
                                   1994 2.07
                                   1995 1.44
                                   1996 1.84
                                   1997 1.96
                                   1998 2.19

*reflecting continuing operations before unusual items

 We're  pleased  with our  performance  in 1998.  We hope you are,  too.
Diluted earnings per share of $2.19 was a record. More importantly for investors, we anticipate continued growth in both sales and earnings for 1999. On March 12 of this year we signed a definitive agreement to acquire the assets of Triangle Plastics, Inc. With sales of $114 million in 1998, Triangle represents an excellent strategic fit with our existing industrial and proprietary thermoforming business, as well as a significant growth opportunity in the material handling market, where plastics are displacing traditional materials at a rapid rate.

         The Triangle organization and manufacturing operations will add to the strength of our plastic products group. We believe the acquisition will lead to numerous additional growth opportunities for Alltrista.

         During 1998 the unprofitable inspection equipment business was divested and arrangements made to close a plastics plant in Puerto Rico in early 1999 that had little growth potential. In addition, operations were restructured into two groups, metal products and plastic products, and in anticipation of growth, group vice presidents were placed in charge of each.

         As you know, we manage the company and measure value creation using Economic Value Added, or EVA(R). EVA is net operating profits after tax, less a charge for the use of capital employed in the business. All our investment decisions, as well as a large portion of our compensation, are based on this principle. EVA rose nearly 18 percent during 1998 to $8 million.

         While EVA is the best way to measure financial performance, earnings remain the most frequently referenced measure. Our growth goals, as outlined to you a year ago, are focused on this measurement--to achieve at least $500 million in sales and $50 million in operating earnings by the end of the year 2002. In 1998, we laid the ground work for progress toward these goals, and the Triangle acquisition is a significant first step.

         Most important for all of us as shareholders is that we expect a continuation of growth in earnings in 1999 from current businesses, and we will continue our search for additional strategic acquisition opportunities.

         For the year, sales were up two percent to $244 million. Net income was $15.7 million or $2.19 a diluted share, including a loss on discontinued operations of 26 cents a share and charges to exit the Puerto Rico plastic

[GRAPHIC OMITTED] Thomas B. Clark, President and Chief Executive Officer [GRAPHIC OMITTED] William L. Peterson, Chairman of the Board plant of 11 cents a share. Net income was up 6 percent, while the per share gain was 12 percent versus a year ago. We ended the year on a strong note when fourth quarter net income advanced 20 percent and diluted earnings per share rose 32 percent over the same period in 1997.

         Segment reporting has been realigned to reflect how we manage operations. The metal products segment includes home canning and other consumer products, as well as zinc products, and the plastic products segment incorporates all activities in injection molding, extrusion and thermoforming for numerous markets.

         It was an excellent year for the company's oldest product line, home canning and other consumer items. Demand was softened in the southern United States due to poor growing conditions, but this was more than compensated for by strong demand in the northern U.S. and Canadian markets.

         New products were successfully introduced, including the Collection Elite(TM) home canning jars and closures in Canada, and the Heritage Canister products in the U.S. Sales of these new products exceeded expectations. Collection Elite, which features colorful, high-quality decoration on the metal closures, is being introduced in the U.S. during 1999. Also new for Alltrista this year is the Golden Harvest(R) housewares line, including tumblers, beverage tappers and other glassware. This product line will add considerably to 1999 sales and will serve as an entree into the housewares category. Finally, in 1999 we are testing the Eastern European market for home canning products. Initially a full-scale test market will be implemented in Hungary. If successful, sales will be expanded to other countries in the region over the next several years.

         Alltrista's second oldest business, zinc strip and fabricated zinc products, continues to perform more with the enthusiasm of a Generation X youngster than the octogenarian it is.

         Despite losing considerable battery can business to lower-cost Mexican production and imports from the Pacific Rim, the zinc operation contributed to improved earnings in 1998 and expects continued gains in the new year. The production and shipment of coin blanks to both the United States and Royal Canadian Mints grew during 1998, as did our share of market in the U.S. We are now developing international coinage opportunities. A successful example of this effort is a contract with the Birmingham Mint in England to supply one and five-cent Eurocoin blanks.

         The cathodic protection product line grew in 1998. Current year projections call for continued growth. The product is undergoing trials at several locations, including LaGuardia Airport in New York. New, higher-value-added applications for zinc strip are being developed as a result of adding strip plating capacity; here, the electronics market is a key target.

         Moving to the plastic products segment, the company's thermoforming product line had an excellent 1998, producing a record number of inner door liners for its refrigerator/freezer customer, Whirlpool Corporation. Sales of proprietary light-weight plastic tables grew during the year, and we envision additional marketing initiatives for that product line during coming months. Integration of a 1997 acquisition in the thermoforming area has been slower than expected; however, plans have been put in place to improve efficiencies, reduce expenses and realize the full potential of this business.

         The  plastic   packaging  market  remains  quite   competitive  and  we
anticipate 1999 will be challenging; however, this product line has been and should remain profitable.

         Significant growth was achieved in the sales of injection molded plastic products last year. Key markets include healthcare, consumer products and ammunition. The Springfield, Missouri facility, which serves shotgun shell manufacturers, is operating at capacity. We expect even better performance in injection molding as we bring on a number of new customer programs. Results in 1999 will also benefit from the closing of the underperforming Puerto Rico facility.

         During the year, Alltrista Corporation repurchased 767,000 shares of its stock for $19.3 million. The 1998 program was the second major repurchase program completed. Since becoming a public company, 1.6 million shares have been repurchased at a cost of $36.5 million. We will continue to repurchase shares from time to time.

         Our tax rate averaged 38% during 1998, down marginally. In addition, interest expense for the year was down 19 percent, reflecting our strong cash flow.

         As mentioned earlier, EVA for the year showed an excellent gain; unfortunately, this was not reflected in the corporation's stock price, which at year-end was $24 a share, down 15 percent from the close in 1997. We believe the stock is significantly undervalued given actual results and the outlook for the company.

         In closing, we express appreciation to our shareholders, employees, customers, suppliers and the communities in which we operate. Alltrista is a strong, growing organization with enthusiastic employees. We look forward to achieving the growth to which all of us are committed.



/s/ Thomas B. Clark
President and Chief Executive Officer



/s/ William L. Peterson
Chairman of the Board

February 24, 1999

[GRAPHICS OMITTED]


Alltrista's vision is a growing, diversified company with businesses that command a leading market position or possess other differentiating characteristics that consistently create value for shareholders, employees and customers. All resource allocation decisions are focused on this vision.

[GRAPHIC OMITTED]

Ball(R) and Kerr(R) brands are market leaders in the United States home canning market.

Bernardin(R) in Canada is the leading home canning brand in that market.

Alltrista is the leading supplier of one-cent blanks to both the United States Mint and the Royal Canadian Mint.

Alltrista is the sole supplier of innerdoor liners for Whirlpool side-by-side refrigerator/freezers.

Alltrista is the leading supplier of shotgun shell components for the ammunition market in the United States.

Alltrista's Fruit-Fresh(R) fruit protector, which stops browning and protects flavor, is the leader in its market.

Alltrista is a significant supplier of proprietary bath products to the manufactured housing industry under the Capri(TM)brand.

[GRAPHICS OMITTED]

Alltrista Corporation's financial strength is evidenced by low debt and excellent cash flow. Our financial strength will fuel significant growth, coming from product and market development in existing operations, as well as acquisitions which have potential for value creation.

                                  [BAR GRAPH]
                      After-Tax Return on Average Invested Capital*
                                  1994 14.92%
                                  1995 14.23%
                                  1996 14.99%
                                  1997 17.35%
                                  1998 18.68%

             *reflecting continuing operations before unusual items

[GRAPHICS OMITTED]

                                  [BAR GRAPH]
                             Economic Value Added*
                                 (in millions)

                                  1994 $4,096
                                  1995 $3,666
                                  1996 $4,515
                                  1997 $6,823
                                  1998 $8,023



Debt has been reduced from a high of $75 million in 1993 to $25.7 million at the end of 1998. The company is essentially debt-free, with cash approximating long-term debt.

Shareholders' equity has grown from $45.1 million in 1993 to $94.9 million at 1998's year-end, even after over $36 million in share repurchases.

Economic Value Added, our primary performance measure, has risen from $4.1 million in 1993 to $8 million in 1998, an average compound growth rate of 18% per year. This reflects continuing operations before unusual items.

Alltrista's after-tax return on invested capital has increased from 14.9% in 1993 to 18.7% in 1998.

Our products also provide strength: cathodic protection systems lengthen the life of bridge columns at a fraction of the replacement cost.

[GRAPHICS OMITTED]



Alltrista is committed to growth--in sales and earnings. Growth is what our vision and strategy are all about. Our goal is $500 million in sales and $50 million in operating earnings by the end of the year 2002. This growth has and will continue to come from both internal expansion as well as acquisition.

[GRAPHICS OMITTED]


Each Alltrista business has been charged with establishing and achieving growth programs. New products figure in these goals, as evidenced by the Collection Elite(TM) line of home canning products introduced in Canada last year and in the United States in 1999.

Alltrista has taken a giant step (5,000 miles, to be exact) in test marketing home canning products in the Eastern European market. Jars and closures are being test marketed during 1999 in Hungary, and if successful the territory will be expanded to other countries in that region.

Zinc strip is a growing product line for Alltrista, as precision slitting, plating and roll-bonding enhance value added and allow penetration of new markets.

A 1997 acquisition provided the company with an entry to the manufactured housing and recreational vehicle markets, both of which utilize our expertise in plastics extrusion and thermoforming. One-piece camper tops are lighter, stronger and more resistant to leakage than the materials we replace, all with enhanced noise and thermal insulation.

The company's plastic packaging business, while a challenging one in 1998 and 1999, anticipates growth in the food processing industry, and is investigating other markets, as well.

           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

During the first quarter of 1998, the Company, as part of its vision and strategy, redefined its businesses into two new distinct segments: plastic products and metal products. The plastic products segment includes operations in packaging (coextruded sheet and formed containers for processed human and pet food), injection molding, including products for the medical, consumer and packaging markets, and heavy gauge sheet extrusion and thermoformed parts for appliance, furniture, manufactured housing and recreational vehicle markets. The metal products segment includes home canning supplies and related consumer products and zinc strip and products fabricated from that strip. Previously reported segment information was reclassified to correspond with the current presentation. Due to the sale of the LumenX vision and x-ray inspection systems product lines during 1998 and 1997, this business is classified as a discontinued operation for all periods presented.

Results of Operations -- Comparing 1998 to 1997
   The Company reported net sales of $244.0 million in 1998, an increase of 1.8% from sales of $239.6 million in 1997. Excluding a one-time charge of $1.3 million to exit the Company's plastics plant in Arecibo, Puerto Rico, 1998 operating earnings of $31.5 million increased 4.5% from $30.1 million in 1997. The increase in sales was primarily due to new consumer product offerings that the Company began marketing during the year, a full year of sales resulting from the May 1997 acquisition of Viking Plastics and new health care applications in plastics. The impact of these increases was offset to a lesser extent by reduced plastic packaging and zinc battery can sales. Although profits were not impacted, reported sales were also $3.8 million lower as a result of lower 1998 zinc ingot prices.
   Overall, gross margin percentages increased from 27.5% in 1997 to 28.6% in 1998. The increase was primarily due to increases in injection molding plant capacity utilization and coinage volume as well as the impact of lower reported sales from the decrease in zinc raw material prices and an increase in coinage volume. This increase was offset in part by the industrywide margin erosion in plastic packaging and a less favorable consumer product mix.
   Selling, general and administrative expenses increased 6.6% or $2.3 million to $38.2 million in 1998 from $35.9 million in 1997. The increase was primarily due to increased warehousing cost for new home canning and other consumer products, new zinc product and business development costs and a full year of expenses due to the Viking Plastics acquisition. These items were offset in part by a reduction in consumer product selling and marketing costs.
   In July 1998, as part of the Company's commitment to exit operations that do not produce positive Economic Value Added within an acceptable period of time, the Company initiated a plan to close its plastics plant in Arecibo, Puerto Rico. Operations ceased in this plant in January 1999. As a result, the Company recorded a one-time charge of $1.3 million, which includes a $0.7 million non-cash loss on the sale and disposal of equipment and $0.6 million in other costs, including employee severance and costs to return the leased facility to its original condition.
   Interest expense, net in 1998 was $1.8 million compared to $2.3 million in 1997. Other than seasonal working capital borrowings in Canada, the Company did not borrow during 1998. Interest costs were also offset by $1.1 million and $0.5 million of interest earned on short-term investments in 1998 and 1997, respectively.
   Income from continuing operations of $17.6 million in 1998 increased 2.1% from $17.2 million in 1997 and diluted earnings per share from continuing operations was $2.45, an increase of 7.5% over the $2.28 reported for 1997. Excluding the after-tax charge to exit the Arecibo, Puerto Rico facility, diluted earnings per share from continuing operations was $2.56, an increase of 12.3% over the 1997 reported amount. During 1998, the Company purchased 767,000 shares of its common stock in the open market which resulted in a $.11 favorable impact on diluted earnings per share.

Metal Products Segment
   In the metal products segment, 1998 sales and earnings increased 1.1% and 9.2%, respectively, compared to 1997. Sales of consumer products increased 12.7% in 1998 compared to 1997. The increase in sales was primarily due to marketing and distributing the Golden Harvest(TM) line of home canning products, good home garden growing conditions, especially in the northern two thirds of the United States and Canada, and the increased usage of palletized home canning product displays in mass merchandiser stores. Although the volume of zinc products sold increased in 1998, reported sales decreased 14.3% compared to 1997. Penny blank shipments increased 33% in 1998 compared to 1997 reflecting strong demand from both the U.S. Mint and the Royal Canadian Mint. Offsetting the coinage volume increase was a decline in battery cans sold. The decision of two customers to move production of their zinc/carbon batteries to foreign countries significantly reduced the number of battery cans purchased from the Company. Though sales to the U.S. Mint excludes the cost of zinc ingot, a 21% decrease in the average price of zinc in 1998 reduced reported sales of other zinc products by $3.8 million.

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

   The increase in coinage demand and consumer product sales were significant factors in increasing operating earnings. Items offsetting profits from these advances were higher warehousing costs for new consumer products and new zinc product and business development costs.
   The additions of a new consumer housewares product line, including tumblers, beverage tappers and other glassware, are expected to have a favorable impact on sales and earnings in 1999. Collection Elite(TM) (colorful, high-quality decorative metal closures) will be introduced in the U.S. market following a successful 1998 introduction in the Canadian market. In 1999, the Company will test market home canning products in Hungary. If the Hungarian test market is successful, the Company would anticipate expanding into other Eastern European countries. Zinc product sales should also increase primarily due to an increase in coinage volume. The Company has been engaged to supply one and five cent Eurocoin blanks to the Birmingham Mint in England. Battery can sales will likely continue to decline as customers move battery production to foreign manufacturers.

Plastic Products Segment
   Sales increased 3.0% in the plastic products segment and earnings, before the charge to exit the facility in Arecibo, Puerto Rico, decreased 10.5%. Sales of thermoformed plastic parts and products increased 41.3% primarily due to the May 1997 acquisition of Viking Plastics and increased sales of appliance components. Sales of injection molded products increased 18.6% as a result of new business, including the transfer of a customer's in-house production to the Company's Springfield, Missouri facility. These achievements were offset in part by a decrease in sales of plastic packaging to the human and pet food markets where the Company has encountered intense competition and lower customer demand. The decline in gross margins for plastic packaging more than offset the gains accomplished within the balance of the segment.
   The Company anticipates an increase in both sales and operating earnings for the plastic products segment in 1999. Sales growth is anticipated for thermoformed bath and recreational vehicle products and plastic furniture. Injection molded product line sales should increase with the addition of new customers and increased sales with existing customers. Along with the anticipated increases in sales, earnings should benefit from the closing of the Arecibo, Puerto Rico facility and a plan to improve efficiencies in the plants which produce large thermoformed plastic parts for the manufactured housing and recreational vehicle industries. It is anticipated the market for plastic packaging will remain quite competitive.

Results of Operations -- Comparing 1997 to 1996
   The Company reported net sales of $239.6 million for 1997, which represents a 14.9% increase over 1996 sales of $208.5 million. Operating earnings of $30.1 million for 1997 were 8.3% higher than 1996 operating earnings of $27.8 million. Sales increases were reported in both the metal and plastic products segments, while operating earnings were up in the metal products segment and lower in the plastic products segment. The March 1996 acquisition of the Kerr(R) brand of home canning products and a good growing season for home gardening and fresh produce were the primary drivers of the sales and earnings increase in the metal products segment. Reduced coinage shipments to the U.S. Mint tempered the results in this segment. The May 1997 acquisition of Viking Plastics was the primary driver of the plastic products sales increase. Reduced customer requirements for injection molded products drove the reduction in operating earnings while cost reductions in the plastic packaging operations helped offset this decline.
   Overall, gross margin percentages declined in 1997. Margins within the metal products segment declined due to a 45% reduction in coinage sales volume to the U.S Mint. This decline was offset in part by a full year of Kerr home canning product sales and economies resulting from consolidating the related operations. The plastic products segment had lower margins due to lower injection molding capacity utilization and lower than normal margins during the integration of Viking Plastics.
   Selling, general and administrative expenses increased 11.3% or $3.6 million to $35.9 million in 1997 from $32.3 million in 1996. The increase was almost entirely a function of the increased home canning products business level and the Viking Plastics acquisition. Selling, general and administrative expenses as a percentage of net sales were 15.0% for 1997 compared to 15.5% for 1996. The improvement is largely due to efficiencies resulting from consolidating the operations of the Ball and Kerr brands.
   Net interest expense for 1997 was $2.3 million compared to $2.6 million for the same period last year. Lower 1997 daily average borrowings and higher interest income from short-term cash investments were offset in part by slightly higher interest rates on borrowings.
   Income from continuing operations of $17.2 million increased 11.9% from $15.4 million and diluted earnings per share from continuing operations was $2.28, an increase of 16.9% over the $1.95 reported for 1996.

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

Metal Products Segment
   Sales and operating earnings within the metal products segment increased $25.3 million and $3.4 million, respectively, in 1997 compared to 1996. These increases were primarily the result of the March 1996 acquisition of the Kerr(R) brand of home canning products and a good growing season for home gardening and fresh produce in the United States as well as in Canada. During 1996, the Company, under the terms of a non-exclusive Sales Agent Agreement, sold certain pre-closing inventory retained by Kerr(R). These sales and any resulting profits are not reflected in the Company's 1996 results of operations. Since the Company fulfilled the agreement at the end of 1996, 1997 sales and profits from all Kerr(R) products are reflected in the Company's results.
   Zinc product sales increased $2.8 million despite a 45% decrease in U.S. Mint coinage shipments. The decline in coinage volume was offset by a 27% increase in average zinc ingot prices, an increase in European industrial sales volume and an increase in sales to the Royal Canadian Mint for the Canadian one cent coin. The aforementioned decline in sales volume to the U.S. Mint had an adverse effect on the segment's operating earnings.

Plastic Products Segment
   Sales within the plastic products segment increased 6.3% in 1997 compared to 1996 whereas operating earnings decreased 6.7%. The Company reported a $10.4 million increase in thermoformed plastic product sales as a result of the May 1997 acquisition of Viking Plastics ($9.7 million in sales). Plastic packaging sales decreased 4.3% due to lower customer requirements and a more intense competitive environment. Injection molded product sales declined 8.1% as a result of reduced customer requirements, including several customers with in-house molding facilities moving production back into their own locations during periods of reduced demand.
   Operating earnings within the plastic products segment decreased by 6.7% primarily due to the aforementioned decline in demand for injection molded products. In addition, Viking Plastics integration costs were higher than normal. A reduction in selling, general and administrative salaries and benefit costs within the plastic packaging operations helped limit the decline in operating earnings.

Financial Condition, Liquidity and Capital Resources
    Working capital (excluding the current portion of long-term debt) decreased $6.8 million to $51.2 million from the 1997 year-end level of $58.0 million. During 1998, the Company purchased $19.3 million (767,000 shares) of its common stock. In September of 1998, the Company completed the purchase of shares under a 600,000-share repurchase program announced in May 1997. It is also the Company's policy to annually repurchase shares to offset the dilutive effect of shares issued under employee benefit plans. Other significant changes in working capital include increases in inventory and accounts payable due to the introduction of new consumer product lines. The Company has $25.7 million outstanding under a long-term financing agreement with a fixed interest rate of 7.8%. Maturities, which began in December 1998, are $4.3 million per year for seven years. The Company has a revolving credit agreement with a group of banks whereby the Company can borrow up to $50 million through March 31, 2000 when all borrowings mature. There were no borrowings outstanding under this agreement at December 31, 1998 or 1997. After reducing debt by the cash balance, the Company was essentially debt free at the end of both 1998 and 1997. Consequently, changes in interest rates would not have a material impact on the financial condition or liquidity of the Company.
   Capital expenditures were $11.9 million in 1998 compared to $7.9 million in 1997 and are largely related to maintaining facilities and improving manufacturing efficiencies. The increase in 1998 is primarily due to investments in new injection molding machines and a new integrated information system and other capital improvements within the plastics group. Within the metal products segment, expenditures were incurred for upgrading an existing plating line, investing in a new high precision industrial slitting line, and construction of a railcar unloading station for chlorine supply. Overall, capital expenditures are expected to be at higher levels in 1999 compared to 1998. The Company believes that existing funds, cash generated from operations and existing sources of debt financing are adequate to satisfy its working capital and capital expenditure requirements for the foreseeable future. However, the Company may raise additional capital from time to time to take advantage of favorable conditions in the capital markets or in connection with the Company's corporate development activities.
   Effective September 28, 1998, the Company sold the assets of its x-ray inspection equipment operation and ended the Company's participation in the capital goods market. Taking into account the cash proceeds from the sale, tax benefits and expenses paid, the Company expects the transaction to provide approximately $3.4 million in cash.
   In July 1998, management initiated a plan to exit the Company's plastics plant in Arecibo, Puerto Rico.

           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations

Operations in this facility ceased in January 1999. Taking into account the cash proceeds from the sale of certain equipment, tax benefits and costs paid, the Company expects the transaction to provide approximately $1.3 million in cash.
   The Company is subject to and involved in claims arising out of the conduct of its business including those relating to product liability, environmental and safety and health matters. The Company's information at this time does not indicate that the resolution of these claims will have a material adverse effect upon financial condition, results of operations, capital expenditures or competitive position of the Company.

Recent Development
   On March 12, 1999, the Company entered into a definitive agreement to acquire the net assets of Triangle Plastics, Inc. and its subsidiaries ("Triangle Plastics") for $148.0 million in cash plus acquisition costs. The transaction, which is expected to close at the end of March or early April, will be accounted for as a purchase. The Company will finance the transaction with a new $250 million credit facility which will replace the Company's other existing credit facilities. Triangle Plastics manufactures heavy gauge industrial thermoformed parts for original equipment manufacturers in a variety of industries, including the heavy trucking, agricultural, portable toilet, recreational and construction markets. Triangle Plastics, through its TriEnda division, produces plastic thermoformed products for material handling applications. Triangle Plastics employs approximately 1,100 people and has a technical center and five production facilities located in Florida, Iowa, Tennessee and Wisconsin. Triangle Plastics had net sales of $114.1 million in 1998.

Year 2000 Readiness
   The Company continues to assess its exposure to potential Year 2000 issues within its businesses. The assessment includes information technology (IT), non-information technology (non-IT), and customer and vendor readiness. Non-IT systems include computer-controlled devices with embedded technology such as microcontrollers. Phases within the process include assessment, remediation, testing and implementation. With respect to each of the divisions, the Company's percentage of completion for the assessment phase for both IT and non-IT ranges from 65% to 100% and 80% to 100% complete, respectively. The Company anticipates all divisions will have the assessment phase complete by May 1999. Through the assessment process, the Company has identified certain financial and manufacturing systems that are not Year 2000 ready. The Company has plans to replace or upgrade these systems with remediation, testing and implementation to be completed no later than October 1999. The largest undertaking is an enterprise-wide system implementation in the Company's consumer products operation. Certain contingency plans are in place and others will be developed if remediation, testing or implementation is delayed or otherwise required following the identification of any material Year 2000 risks or uncertainties. If this implementation is delayed contingency plans include the modification of existing code. The failure of the Company to properly assess and remediate Year 2000 problems and test or implement solutions could result in disruptions of normal business operations. Such failures could have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of the Company.
   The Company has incurred less than $300,000 in costs to date directly associated with the remediation of its own systems. Management believes future Year 2000 assessment and remediation costs will be less than $500,000. The Company intends to fund any necessary Year 2000 assessment and remediation costs from internal financial resources. These costs do not include the cost of upgrading or replacing systems for other business reasons. Such measures usually provide the additional benefit of making the systems Year 2000 compliant.
   The assessment of customers and suppliers for Year 2000 readiness ranges from initial stages to 100% complete across the Company's businesses as of January 1999. The assessment of third parties is scheduled to be complete no later than April 1999. The assessments include third party electronic interfaces. The Company currently is not aware of any significant customer or supplier with a Year 2000 issue that would materially impact the Company's financial condition, results of operations, cash flows or competitive position. However, the Company has no means of ensuring that customers or suppliers will be Year 2000 ready. The inability of other entities to be prepared could have a material adverse effect on the Company.
   While the Company has not fully completed its assessment process, it is not expected that Year 2000 issues will have a material adverse effect on the Company. However, it is possible that, for example, disruptions in the economy generally or interruptions in the Company's manufacturing processes because of Year 2000 problems could adversely affect the Company's results of operations, liquidity and financial condition.

                        Consolidated Statements of Income
                     Alltrista Corporation and Subsidiaries

(thousands, except per share amounts)                                    Year ended December 31,
                                                                    1998          1997          1996
                                                                  ---------     ---------     ---------
Net sales  ...................................................... $ 244,046     $ 239,646     $ 208,498
Costs and expenses
  Cost of sales .................................................   174,333       173,651       148,437
  Selling, general and administrative expenses ..................    38,249        35,895        32,258
  Costs to exit facility ........................................     1,260            -             -
                                                                  ---------      --------     ---------
Operating earnings ..............................................    30,204        30,100        27,803
Interest expense, net ...........................................    (1,822)       (2,256)       (2,571)
                                                                  ---------      --------     ---------
Income from continuing operations before taxes ..................    28,382        27,844        25,232
Provision for income taxes ......................................   (10,785)      (10,603)       (9,828)
                                                                  ---------      --------     ---------
Income from continuing operations ...............................    17,597        17,241        15,404
Discontinued operations:
  Loss from discontinued operations, net of income tax benefit
  (expense) of $557, $2,423 and ($151), respectively ............      (908)       (2,404)         (183)
  Net loss on disposal of discontinued operations, net
  of income tax benefit of $589 and $468, respectively ..........      (962)            -          (711)
                                                                  ---------     ---------     ---------
Net income ...................................................... $  15,727     $  14,837     $  14,510
                                                                  =========     =========     =========
Basic earnings per share:
  Income from continuing operations .............................    $ 2.48        $ 2.33        $ 1.99
  Discontinued operations .......................................      (.26)         (.33)         (.11)
                                                                  ---------     ---------     ---------
  Net income ....................................................    $ 2.22        $ 2.00        $ 1.88
                                                                  =========     =========     =========
Diluted earnings per share:
  Income from continuing operations .............................    $ 2.45       $  2.28        $ 1.95
  Discontinued operations .......................................      (.26)         (.32)         (.11)
                                                                  ---------     ---------     ---------
  Net income ....................................................    $ 2.19       $  1.96        $ 1.84
                                                                  =========     =========     =========
Weighted average shares outstanding:
  Basic .........................................................     7,079         7,413         7,737
  Diluted .......................................................     7,195         7,558         7,906

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                          Consolidated Balance Sheets
                     Alltrista Corporation and Subsidiaries
(thousands of dollars)                                                                   December 31,
                                                                                   1998            1997
                                                                                 ---------       ---------
Assets
Current assets
  Cash and cash equivalents ....................................................  $ 21,454        $ 26,641
  Accounts receivable, net of reserve for doubtful accounts of $1,081 and $1,023    20,907          23,646
  Inventories ..................................................................    38,281          33,183
  Prepaid expenses .............................................................     1,414           1,511
  Deferred taxes on income .....................................................     4,512           4,243
                                                                                 ---------       ---------
    Total current assets .......................................................    86,568          89,224
                                                                                 ---------       ---------
Property, plant and equipment, at cost
  Land .........................................................................       782             782
  Buildings ....................................................................    30,075          30,500
  Machinery and equipment ......................................................   121,849         118,622
                                                                                 ---------       ---------
                                                                                   152,706         149,904
  Accumulated depreciation .....................................................  (105,850)       (104,894)
                                                                                 ---------       ---------
                                                                                    46,856          45,010
                                                                                 ---------       ---------
Goodwill, net of accumulated amortization of $3,746 and $2,347 .................    24,548          24,947
Deferred taxes on income .......................................................         -             200
Other assets ...................................................................     7,859           7,196
                                                                                 ---------       ---------
Total assets ................................................................... $ 165,831       $ 166,577
                                                                                 =========       =========

Liabilities and shareholders' equity
Current liabilities
  Current portion of long-term debt ............................................   $ 4,286         $ 4,286
  Accounts payable .............................................................    20,579          18,424
  Accrued salaries, wages and employee benefits ................................     8,428           7,139
  Other current liabilities ....................................................     6,352           5,616
                                                                                 ---------       ---------
    Total current liabilities ..................................................    39,645          35,465
                                                                                 ---------       ---------
Noncurrent liabilities
  Long-term debt ...............................................................    21,429          25,714
  Deferred taxes on income .....................................................       282               -
  Other noncurrent liabilities .................................................     9,582           8,089
                                                                                 ---------       ---------
    Total noncurrent liabilities ...............................................    31,293          33,803
                                                                                 ---------       ---------
Contingencies
Shareholders' equity
  Common stock, 25,000,000 shares authorized, 7,966,971 and 7,976,747 shares issued
   and 6,764,254 and 7,461,765 shares outstanding in 1998 and 1997, respectively    40,494          40,779
  Retained earnings                                                                 84,039          68,312
  Accumulated other comprehensive income--cumulative translation adjustment ....      (619)           (303)
                                                                                 ---------       ---------
                                                                                   123,914         108,788
  Less: treasury stock (1,202,717 and 514,982 shares, at cost)..................   (29,021)        (11,479)
                                                                                 ---------       ---------
    Total shareholders' equity .................................................    94,893          97,309
                                                                                 ---------       ---------
Total liabilities and shareholders' equity ..................................... $ 165,831       $ 166,577
                                                                                 =========       =========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                      Consolidated Statements of Cash Flows
                     Alltrista Corporation and Subsidiaries

 (thousands of dollars)                                                                     Year ended December 31,
                                                                                       1998           1997           1996
                                                                                     --------       --------      --------
Cash flows from operating activities
  Net income ...................................................................     $ 15,727       $ 14,837      $ 14,510
  Reconciliation of net income to net cash provided by operating activities:
    Depreciation ...............................................................        8,884          8,880         9,444
    Amortization ...............................................................        1,664          1,505         1,125
    Deferred taxes on income ...................................................          214         (1,391)       (1,134)
    Loss on sale of assets .....................................................           71            267           550
    Loss on disposal of discontinued operations ................................        2,451          3,612         1,179
    Deferred employee benefits .................................................        1,024          1,071         1,008
    Other ......................................................................         (874)          (105)           63
    Cost to exit plant .........................................................        1,260              -             -
  Changes in working capital components excluding acquisitions and divestitures:
    Accounts receivable ........................................................       (1,818)         5,567         7,803
    Inventories ................................................................       (6,970)         6,724        12,041
    Accounts payable ...........................................................        2,559           (683)       (6,195)
    Accrued salaries, wages and employee benefits ..............................        1,506           (734)       (3,241)
    Other current assets and liabilities .......................................        1,690         (3,720)       (2,334)
                                                                                     --------       --------      --------
      Net cash provided by operating activities ................................       27,388         35,830        34,819
                                                                                     --------       --------      --------
Cash flows from financing activities
  Proceeds from revolving credit borrowings and notes payable ..................        4,431         15,967        20,695
  Principal payments on revolving credit borrowings and notes payable ..........       (8,717)       (15,967)      (24,195)
  Proceeds from issuance of common stock .......................................        1,283          2,653         3,091
  Purchase of treasury stock ...................................................      (19,321)        (4,230)      (13,980)
                                                                                     --------       --------      --------
      Net cash used in financing activities ....................................      (22,324)        (1,577)      (14,389)
                                                                                     --------       --------      --------

Cash flows from investing activities
  Proceeds from sales of property, plant and equipment .........................           33            229           950
  Additions to property, plant and equipment ...................................      (11,909)        (7,897)      (10,699)
  Acquisitions of businesses, net of cash acquired .............................       (1,000)        (8,379)      (14,633)
  Proceeds from divestitures of businesses and product lines ...................        3,463          1,000        14,384
  Investment in life insurance contracts .......................................         (685)             -        (4,308)
  Other, net ...................................................................         (153)          (176)         (846)
                                                                                     --------       --------      --------
      Net cash used in investing activities ....................................      (10,251)       (15,223)      (15,152)
                                                                                     --------       --------      --------
Net (decrease) increase in cash ................................................       (5,187)        19,030         5,278
Cash and cash equivalents, beginning of year ...................................       26,641          7,611         2,333
                                                                                     --------       --------      --------
Cash and cash equivalents, end of year .........................................     $ 21,454       $ 26,641       $ 7,611
                                                                                     ========       ========      ========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

           Consolidated Statements of Changes in Shareholders' Equity
                     Alltrista Corporation and Subsidiaries

                                                                                                       Accumulated Other
                                                                                                      Comprehensive Income
                                                                                                      --------------------
(thousands of dollars and shares)                                                                     Minimum    Cumulative
                                          Common Stock             Treasury Stock        Retained     Pension   Translation
                                       Shares     Amount          Shares    Amount       Earnings    Liability   Adjustment
                                       ------    --------         ------    ------       --------    ---------  -----------

Balance, December 31, 1995 ..........   7,884     $40,679           -    $      -       $38,965       $(367)        $(26)
Net income ..........................       -           -           -           -        14,510           -            -
Minimum pension liability ...........       -           -           -           -             -         114            -
Stock options exercised and
 stock plan purchases ...............     212       3,584           -           -             -           -            -
Shares reissued from treasury .......    (127)     (2,806)        127       2,806             -           -            -
Cumulative translation adjustment ...       -           -           -           -             -           -          (12)
Purchase of common stock ............       -           -        (631)    (13,980)            -           -            -
                                       ------    --------        ------    ------       --------    ---------  -----------

Balance, December 31, 1996 ..........   7,969      41,457        (504)    (11,174)       53,475        (253)         (38)
Net income ..........................       -           -           -           -        14,837           -            -
Minimum pension liability ...........       -           -           -           -             -         253            -
Stock options exercised .............
 and stock plan purchases ...........     183       3,247           -           -             -           -            -
Shares reissued from treasury .......    (175)     (3,925)        175       3,925             -           -            -
Cumulative translation adjustment ...       -           -           -           -             -           -         (265)
Purchase of common stock ............       -           -        (186)     (4,230)            -           -            -
                                       ------    --------        ------    ------       --------    ---------  -----------

Balance, December 31, 1997 ..........   7,977      40,779        (515)    (11,479)       68,312           -         (303)
Net income ..........................       -           -           -           -        15,727           -            -
Stock options exercised .............
 and stock plan purchases ...........      69       1,494           -           -             -           -            -
Shares reissued from treasury .......     (79)     (1,779)         79       1,779             -           -            -
Cumulative translation adjustment ...       -           -           -           -             -           -         (316)
Purchase of common stock ............       -           -        (767)    (19,321)            -           -            -
                                       ------    --------       ------    -------       --------    ---------  -----------

Balance, December 31, 1998 ..........   7,967     $40,494      (1,203)   $(29,021)      $84,039       $   -         $(619)
                                       ======    ========       ======    =======       ========    =========  ===========

                 Consolidated Statements of Comprehensive Income
                     Alltrista Corporation and Subsidiaries


                                                                    Year ended December 31,
  (thousands of dollars)                                        1998          1997          1996
                                                              -------       -------       -------
Net income .................................................  $15,727       $14,837       $14,510
Foreign currency translation ...............................     (316)         (265)          (12)
Minimum pension liability ..................................        -           253           114
                                                              -------       -------       -------
Comprehensive income .......................................  $15,411       $14,825       $14,612
                                                              =======       =======       =======

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                   Notes to Consolidated Financial Statements
                     Alltrista Corporation and Subsidiaries



SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation including the 1998 presentation of discontinued operations.
   The businesses comprising the Company have interests in metal and plastics products. See Business Segment Information note.

USE OF ESTIMATES
Preparation of the consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates.

REVENUE RECOGNITION
Sales are recognized upon shipment of products to customers.

CASH AND CASH EQUIVALENTS
Cash equivalents include financial investments with a maturity of three months or less when purchased.

INVENTORIES
Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.

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

DEPRECIATION
Depreciation is provided on the straight-line method in amounts sufficient to amortize the cost of the properties over their estimated useful lives.

GOODWILL
Goodwill represents the excess of the purchase prices of acquired businesses over the estimated fair values of the net assets acquired. Goodwill is being amortized on a straight-line basis over periods not to exceed 20 years. The Company evaluates these assets for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows, excluding interest costs.

TAXES ON INCOME
Deferred taxes are provided for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. Investments in life insurance contracts are carried at surrender value, which approximates fair market value. The fair market value of long-term debt was estimated using rates currently available to the Company for debt with similar terms and maturities.
   Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. The Company places its interest-bearing cash equivalents with major financial institutions and limits the amount of credit exposure to any one institution.

STOCK OPTIONS
The Company accounts for the issuance of stock options under the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." Accordingly, for the Company's stock option plans, no compensation cost is recognized in the consolidated statement of income because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(thousands of dollars
 except per share amounts)
                              1998        1997       1996
                             -------     -------    -------
Net income
    As reported ............ $15,727     $14,837    $14,510
    Pro forma ..............  15,464      14,612     14,349
Basic earnings per share
    As reported ............ $  2.22     $  2.00    $  1.88
    Pro forma ..............    2.18        1.97       1.85
Diluted earnings per share
    As reported ............ $  2.19     $  1.96    $  1.84
    Pro forma ..............    2.15        1.93       1.81


                   Notes to Consolidated Financial Statements
                     Alltrista Corporation and Subsidiaries

   The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: no dividend yield for all years, expected volatility of 23, 23 and 21 percent, risk-free interest rates of 4.7, 6.2 and 6.3 percent and expected lives of 7.5 years for all periods. The fair value of each option granted in 1998, 1997 and 1996 was $10.96, $9.42 and $9.13, respectively.

EARNINGS PER SHARE
Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of stock options as if they were exercised.
   A computation of earnings per share is as follows (in thousands except per share data) for the year ended December 31:


(thousands of dollars, except per share amounts)    1998     1997     1996
                                                   ------   ------   ------
Basic earnings per share
Income from continuing operations ............... $17,597  $17,241  $15,404
Discontinued operations:
   Loss from discontinued operations ............    (908)  (2,404)    (183)
   Net loss on disposal of discontinued
       operations ...............................    (962)     -       (711)
                                                  -------- -------- --------
Net income ...................................... $15,727  $14,837  $14,510
                                                  ======== ======== ========
Weighted average number of common
   shares outstanding  ..........................   7,079    7,413    7,737
                                                  ======== ======== ========
Basic earnings per share:
   Income from continuing operations ............ $  2.48  $  2.33  $  1.99
   Discontinued operations ......................    (.26)    (.33)    (.11)
                                                  -------- -------- --------
   Net income ................................... $  2.22  $  2.00  $  1.88
                                                  ======== ======== ========
Diluted earnings per share
Income from continuing operations ............... $17,597  $17,241  $15,404
Discontinued operations:
   Loss from discontinued operations ............    (908)  (2,404)    (183)
   Net loss on disposal of discontinued
       operations ...............................    (962)     -       (711)
                                                  -------- -------- --------
Net income ...................................... $15,727  $14,837  $14,510
                                                  ======== ======== ========
Weighted average number of common
   shares outstanding ...........................   7,079    7,413    7,737
Additional shares assuming
   conversion of stock options ..................     116      145      169
Weighted average number of common                 -------- -------- --------
   and equivalent shares ........................   7,195    7,558    7,906
Diluted earnings per share:                       ======== ======== ========
   Income from continuing operations ............ $  2.45  $  2.28  $  1.95
   Discontinued operations ......................    (.26)    (.32)    (.11)
                                                  -------- -------- --------
   Net Income ................................... $  2.19  $  1.96  $  1.84
                                                  ======== ======== ========

BUSINESS SEGMENT INFORMATION
The Company adopted Statement of Financial Accounting Standards ("SFAS")No. 131, "Disclosures about Segments of an Enterprise and Related Information"during the fourth quarter of 1998. SFASNo. 131 requires, among other things, segments to be reported in a way management analyzes them for making operating decisions and assessing performance. Prior year's disclosures have been restated to conform to the current year presentation. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.
   The Company is organized into two distinct segments: metal and plastic products. The Company's chief operating decision making group includes the president and the Group Vice Presidents. The operating segments are managed by the two Group Vice Presidents who are responsible for the segments' performance. The metal products segment includes sales of zinc and consumer products. This segment provides cast zinc strip and fabricated zinc products, primarily zinc battery cans and coinage. The U.S. Mint is the primary purchaser of coinage and, on the basis of net sales, is the largest customer of the Company. This segment also markets a line of home food preservation products, including Ball(R), Kerr(R), Bernardin(R) and Golden HarvestTM brand home canning jars, home canning jar closures, and related food products, which are distributed through a wide variety of retail outlets.
   The plastic products segment produces injection molded plastic products used in medical, pharmaceutical and consumer products, industrial thermoformed plastic parts for appliances, manufactured housing and recreational vehicles and multi-layer plastic sheet and formed containers used in food packaging. The majority of the industrial thermoformed plastic parts and multi-layer plastic sheet and formed container sales were to two customers.
     Net sales, operating earnings, assets employed in operations, capital expenditures, and depreciation and amortization by segment are summarized as follows:

                   Notes to Consolidated Financial Statements
                     Alltrista Corporation and Subsidiaries

(thousands of dollars)                                                                 1998            1997          1996
                                                                                     --------       --------      --------
Net sales:
    Metal products:
        Consumer products ......................................................     $ 89,710       $ 79,573      $ 57,096
        Zinc products ..........................................................       51,679         60,291        57,501
                                                                                     --------       --------      --------
           Total metal products ................................................      141,389        139,864       114,597
    Plastic products:                                                                --------       --------      --------
        Industrial thermoformed parts ..........................................       38,559         27,297        16,850
        Injection molded products ..............................................       36,100         30,434        33,105
        Plastic packaging ......................................................       28,100         42,051        43,946
                                                                                     --------       --------      --------
           Total plastic products ..............................................     $102,759       $ 99,782      $ 93,901
Intercompany sales .............................................................         (102)             -             -
                                                                                     --------       --------      --------
           Total net sales .....................................................     $244,046       $239,646      $208,498
                                                                                     ========       ========      ========
Operating earnings:
    Metal products .............................................................     $ 23,037       $ 21,101      $ 17,743
    Plastic products(1) ........................................................        8,338         10,728        11,501
    Unallocated corporate expenses .............................................       (1,171)        (1,729)       (1,441)
                                                                                     --------       --------      --------
           Total operating earnings ............................................     $ 30,204       $ 30,100      $ 27,803
    Interest expense, net ......................................................       (1,822)        (2,256)       (2,571)
                                                                                     --------       --------      --------
           Income from continuing operations before taxes ......................     $ 28,382       $ 27,844      $ 25,232
                                                                                     ========       ========      ========
Assets employed in operations:
    Metal products .............................................................     $ 76,249       $ 66,274      $ 72,499
    Plastic products ...........................................................       55,171         53,364        46,737
                                                                                     --------       --------      --------
           Total assets employed in operations .................................      131,420        119,638       119,236
    Discontinued operations ....................................................           -          7,842        17,538
    Corporate(2) ...............................................................       34,411         39,097        17,305
                                                                                     --------       --------      --------
           Total assets ........................................................     $165,831       $166,577      $154,079
                                                                                     ========       ========      ========
Capital expenditures:
    Metal products(3) ..........................................................     $  5,974       $  3,297      $ 17,333
    Plastic products(4) ........................................................        6,674         12,362         7,081
    Discontinued operations ....................................................            -            518           546
    Corporate ..................................................................          261             99           372
                                                                                     --------       --------      --------
           Total capital expenditures ..........................................     $ 12,909       $ 16,276      $ 25,332
                                                                                     ========       ========      ========
Depreciation and amortization:
    Metal products .............................................................     $  3,439       $  3,580      $  3,003
    Plastic products ...........................................................        6,540          6,089         5,962
    Discontinued operations ....................................................          283            523         1,390
    Corporate ..................................................................          286            193           214
                                                                                     --------       --------      --------
           Total depreciation and amortization .................................     $ 10,548       $ 10,385      $ 10,569
                                                                                     ========       ========      ========

(1) Operating earnings for 1998 include a pre-tax charge of $1.3 million to exit a plant.
(2) Corporate assets include cash and cash equivalents, amounts related to employee benefit plans, deferred tax assets and corporate facilities and equipment.
(3) Capital expenditures for 1996 include the purchase of the Kerr(R) brand home food preservation product line. (4) Capital expenditures for 1997 include the purchase of certain net assets of Viking Plastics.

   The Company's major customers are located within the United States and Canada. Net sales of the Company's metal products to Canada, including home food preservation products and coinage, were $20.1 million, $16.5 million and $11.8 million in 1998, 1997 and 1996, respectively. Long-lived assets located outside the United States and net sales outside of the United States and Canada are not material.

                   Notes to Consolidated Financial Statements
                     Alltrista Corporation and Subsidiaries

INVENTORIES
Inventories were comprised of the following at December 31:

(thousands of dollars)                   1998        1997
                                        -------     -------
Raw materials and supplies............. $ 8,589     $ 9,410
Work in process and finished goods.....  29,692      23,773
                                        -------     -------
   Total inventories                    $38,281     $33,183
                                        =======     =======

DEBT AND INTEREST
The Company had $25.7 million and $30.0 million outstanding at year-end 1998 and 1997, respectively, under a private placement long-term financing agreement with a fixed interest rate of 7.8%. Maturities are $4.3 million per year for seven years beginning December 1998. Concurrent with this borrowing, the Company entered into a three-year interest rate swap agreement with two counterparties which effectively converted the debt to London Interbank Offered Rate ("LIBOR") based floating rate debt, with the interest rate reset every six months. In May 1995, the Company terminated the swap agreement. This transaction resulted in a gain of $.5 million which was amortized over the original term of the swap and effectively fixed the Company's interest rate on the long-term debt through December 1998 at 7.19%. The fair market value of the Company's long-term debt at December 31, 1998 and 1997 is estimated to be $27.1 million and $31.5 million, respectively.
   The Company has a revolving credit agreement with a group of banks whereby the Company can borrow up to $50 million through March 31, 2000, when all borrowings mature. The agreement may be terminated by the Company with three days notice. Interest on the borrowings is based upon fixed increments over adjusted LIBOR or the agent bank's alternate borrowing rate as defined in the agreement. The agreement also requires the payment of commitment fees on the unused balance. At December 31, 1998 and 1997, no borrowings were outstanding under this agreement.
   The Company's debt agreements contain certain guarantees and financial covenants including current ratio requirements, interest coverage, minimum equity and maximum financial leverage requirements.
   Interest paid on the Company's borrowings during the years ended December 31, 1998, 1997, and 1996 was $2.4, $2.5 and $2.9 million, respectively.

COMPREHENSIVE INCOME
Effective January 1, 1998, the Company adopted SFASNo. 130, "Reporting Comprehensive Income". Under provisions of this statement, the Company has included a financial statement presentation of comprehensive income to conform to these new requirements. Statement 130 requires the Company's minimum pension liability and foreign currency translation adjustments, which, prior to adoption of the statement, were reported separately in shareholders' equity, to be included in other comprehensive income. As a consequence of this change, certain balance sheet reclassifications were necessary for previously reported amounts to achieve the required presentation of comprehensive income.

ACQUISITIONS
On May 19, 1997, the Company purchased certain assets and assumed certain liabilities of Viking Industries ("Viking Plastics") an Arkansas-based producer of large thermoformed plastic products sold to the manufactured housing and recreational vehicle industries. The acquisition was accounted for as a purchase. To date, the Company has paid $9.4 million and may pay an additional $4.0 million based upon incremental sales over the next two years. The purchase price was allocated to the assets purchased and liabilities assumed based on their estimated fair values as of the date of acquisition. The purchase price in excess of the fair value of assets purchased and liabilities assumed of $6.2 million is being amortized over a 20-year period. Any contingency payments made by the Company will be added to goodwill. The impact of including the financial results of Viking Plastics on a pro forma presentation would not have been material.
     On March 15, 1996, the Company acquired certain assets related to the home food preservation product line of Kerr Group, Inc. ("Kerr") for approximately $14.6 million and accounted for the acquisition as a purchase. The purchase price was allocated to the equipment, raw materials inventory and a perpetual license to use the Kerr(R) trade name, based on their estimated fair values. The license to use the Kerr(R) trade name is being amortized over 20 years. In addition, the Company assumed the operating lease at Kerr's Jackson, Tennessee, manufacturing facility. During the third quarter of 1996, the Company announced its intention to close the Jackson facility and consolidate operations in its Muncie, Indiana, facility. As a result of this decision, acquisition costs of $2.6 million were recorded in "Other Current Liabilities" for severance and the estimated net costs to close the Jackson facility, resulting in additional goodwill. The Jackson facility closure was completed in December 1997 as planned.

                   Notes to Consolidated Financial Statements
                     Alltrista Corporation and Subsidiaries

DISCONTINUED OPERATIONS
Effective September 28, 1998, the Company sold the assets of LumenX, its x-ray inspection equipment business, for $3.2 million. As a result of the sale, the Company's consolidated financial statements and the notes thereto report this business as a discontinued operation. Prior-period financial statements have been restated accordingly. LumenX had net sales of $7.2 million, $15.5 million, and $21.8 million in 1998, 1997, and 1996, respectively.
   On September 30, 1997, the Company completed the sale of the machine vision inspection equipment product line of LumenX to Pressco Technology Inc. ("Pressco"). The sale, which consisted primarily of inventory, fixed assets and intangibles, was for $1.0 million in cash and future consideration based upon Pressco's future sales of vision inspection equipment to the container industry.
   Effective April 26, 1996, the Company sold its Metal Services company plants, real estate, equipment and coatings and inks inventory to U.S. Can Corporation for approximately $14.4 million after certain transaction costs. Proceeds from the sale were used to reduce outstanding borrowings. In addition to the $14.4 million sale proceeds, the Company received approximately $13 million during 1996 from the sale of certain inventory and the collection of accounts receivable less amounts required to settle the accounts payable and other liabilities of the Metal Services business.
   The disposal of the Metal Services Company assets has been accounted for as a discontinued operation in the accompanying statements of income. The 1996 loss from this disposal was $.7 million, net of tax. Sales from this operation were $18.0 million in 1996.

COSTS TO EXIT FACILITY
In July 1998, management initiated a plan to exit the Company's plastic injection molding facility in Arecibo, Puerto Rico. Operations in this facility ended in January 1999. Certain equipment was sold in February 1999. In accordance with SFAS121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company determined that a charge to write down the equipment to fair value was necessary in the third quarter of 1998. Fair value was based upon the selling price of the assets. The total cost to exit the facility is estimated to be $1.3 million which includes the $.7 million write down of the equipment and $.6 million in other costs consisting primarily of employee severance and costs to return the leased facility to its original condition. The Company expects this action to generate approximately $1.3 million of cash.

TAXES ON INCOME
The components of the provision for income taxes attributable to continuing operations were as follows for the years ended December 31:

(thousands of dollars)           1998      1997      1996
                               -------   -------   -------
Current income tax expense:
    U.S. federal ............. $ 8,562   $ 9,769   $ 8,652
    Foreign ..................   1,137       806       449
    State and local ..........   1,287     1,382     2,022
                               -------   -------   -------
        Total ................  10,986    11,957    11,123
                               -------   -------   -------
Deferred income tax benefit:
    U.S. federal ............     (148)   (1,162)   (1,062)
    State, local and other ..     (53)     (192)     (233)
                               -------   -------   -------
        Total ...............     (201)   (1,354)   (1,295)
                               -------   -------   -------
Total provision for
        income taxes ........  $10,785   $10,603   $ 9,828
                               =======   =======   =======


   Foreign pre-tax income was $2.8 million, $2.1 million and $1.1 million in 1998, 1997 and 1996, respectively.

   Deferred tax liabilities (assets) are comprised of the following at December 31:

(thousands of dollars)                     1998       1997
                                        -------    -------
Property, equipment and intangibles.... $ 3,880    $ 2,287
Other..................................     483        711
                                        -------    -------
    Gross deferred tax liabilities.....   4,363      2,998
                                        -------    -------
Accounts receivable allowances.........    (413)      (388)
Inventory valuation....................  (1,294)    (1,143)
Compensation and benefits..............  (5,036)    (4,234)
Other..................................  (1,850)    (1,676)
                                        -------    -------
    Gross deferred tax assets..........  (8,593)    (7,441)
                                        -------    -------
Net deferred tax asset................. $(4,230)   $(4,443)
                                        =======    =======


   At December 31, 1998 and 1997, there were no valuation allowances for deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings or alternative tax strategies.

                   Notes to Consolidated Financial Statements
                     Alltrista Corporation and Subsidiaries

   The difference between the federal statutory income tax rate and the Company's effective income tax rate as a percentage of income from continuing operations is reconciled as follows:

                                     1998    1997    1996
                                    -----    -----   -----
Federal statutory tax rate......... 35.0%    35.0%   35.0%
Increase (decrease) in rates
    resulting from:
        State and local taxes, net.  2.9      2.9     4.6
        Other......................   .1       .2     (.6)
                                    -----    -----   -----
Effective income tax rate.......... 38.0%    38.1%   39.0%
                                    =====    =====   =====

   The income tax expense or benefit from discontinued operations differs from an expense or benefit calculated using the federal statutory tax rate primarily due to state income taxes and the amortization of intangible assets.
   Total income tax payments made by the Company during the years ended December 31, 1998, 1997 and 1996 were $8.2 million, $9.8 million, and $10.1 million, respectively.

RETIREMENT AND OTHER EMPLOYEE BENEFIT PLANS
Effective January 1, 1998, the Company adopted SFAS No. 132, "Employer's Disclosures about Pensions and Other Post Retirement Benefits". SFAS132 revises the disclosure requirements for these benefits.
   All active employees other than those represented by bargaining units participate in a defined contribution plan ("Retirement Plan"). The Company makes contributions to the Retirement Plan based on an employee's age and length of service. In addition, the Company matches 100% of employee contributions of up to 2% of base compensation and 50% of additional employee contributions up to a maximum Company match of 4%, subject to statutory limitations. The Company's contributions to the Retirement Plan were $1.8 million, $1.8 million and $1.7 million respectively, in the years ended December 31, 1998, 1997 and 1996.
   For all active hourly employees at locations represented by bargaining units and the former hourly employees of the Metal Services division, the Company maintains a defined benefit pension plan. Plan benefits are based upon fixed rates for each year of service. Plan assets consist primarily of fixed income securities and common stocks. The Company's funding policy is to contribute at least the statutorily required amount.
   The components of net periodic pension expense for the years ended December 31, 1998, 1997 and 1996 are as follows:

(thousands of dollars)               1998     1997    1996
                                    ------   ------  ------
Service cost of benefits
     earned during the period...... $  253   $ 254   $ 313
Interest cost on projected
    benefit obligation.............    727     685     630
Investment gain on plan assets..... (1,192) (1,649)   (835)
Net amortization and deferral......    368     959     421
                                     -----    -----   -----
Net periodic pension expense....... $  156   $ 249   $ 529
                                     =====   ======  ======

   The following table is a reconciliation of the benefit obligation and the fair value of plan assets as of December 31, 1998 and 1997:

 (thousands of dollars)                        1998     1997
                                              ------   ------
Change in benefit obligation:
    Benefit obligation at beginning of year. $10,130   $9,183
    Service cost............................     253      254
    Interest cost...........................     727      685
    Amendments..............................     484        -
    Actuarial gain..........................     706      109
    Benefits paid...........................    (200)    (101)
                                              ------   ------
    Benefit obligation at end of year.......  12,100   10,130
                                              ------   ------
Change in plan assets:
    Fair value of plan assets at
        beginning of year...................   9,799    7,989
    Actual return on plan assets............   1,192    1,649
    Company contributions...................       -      391
    Benefits paid...........................    (252)    (230)
                                               ------   ------
    Fair value of plan assets at
         end of year........................  10,739    9,799
                                              ------   ------
    Funded status...........................  (1,361)    (331)
    Unrecognized net transitional asset.....     (18)     (27)
    Unrecognized prior service cost.........     934      508
    Unrecognized net loss...................     452       14
                                              ------   ------
    Prepaid benefit cost....................  $    7   $  164
                                              =======  ======

   In accordance with the provisions of SFAS 87, "Employer's Accounting for Pensions," the Company recorded an additional minimum liability of $.9 and $.3 million at December 31, 1998 and 1997, representing the excess of the unfunded accumulated benefit obligation over the accrued pension cost. The additional liability has been offset by intangible assets to the extent of previously unrecognized prior service cost.

                   Notes to Consolidated Financial Statements
                     Alltrista Corporation and Subsidiaries

   The actuarial assumptions used to compute the funded status of the plan include a discount rate of 6.75% and 7.25% in 1998 and 1997, respectively, and an expected long-term rate of return on assets of 9.0% in both 1998 and 1997. The change in assumption had an immaterial effect of the funded status of the plan.
   The Company also provides certain postretirement medical and life insurance benefits for substantially all of its non-union employees. Most employees not covered by the plan are covered by collective bargaining agreements, under which the Company contributes to multi-employer health and welfare plans.
   The components of net periodic postretirement benefit expense for the years ended December 31, 1998, 1997 and 1996 are as follows:

 (thousands of dollars)               1998     1997   1996
                                      ----     ----   ----
Service cost of benefit earned....... $ 74     $ 73   $ 72
Interest cost on liability...........  111      102    118
Net amortization and deferral........   (4)      (7)     4
                                      ----     -----  ----
     Net postretirement benefit cost. $181     $168   $194
                                      ====     =====  ====

   The status of the Company's unfunded postretirement benefit obligation at December 31, 1998 and 1997 follows:

(thousands of dollars)                      1998       1997
                                          -------   --------
Change in benefit obligation:
    Benefit obligation at
         beginning of year............... $1,579    $1,408
    Service cost.........................     74        73
    Interest cost........................    111       102
    Actuarial gain.......................     88        41
    Benefits paid........................    (47)      (45)
                                         -------   -------
    Benefit obligation at end of year....  1,805     1,579
    Unrecognized prior service cost......    (56)      (60)
    Unrecognized net loss................    188       278
                                         -------   -------
    Accrued benefit cost................. $1,937    $1,797
                                         =======   =======

   The assumed discount rate used to measure the benefit obligation was changed from 7.25% as of December 31, 1997 to 6.75% as of December 31, 1998. This change in assumption resulted in an immaterial increase in the benefit obligation. Increases in health care costs would not impact the benefit obligation or the annual service and interest costs recognized, except for one of the Company's facilities, as benefits under the medical plan consist of a defined dollar monthly subsidy toward the retiree's purchase of medical insurance. Due to the small number of employees not receiving a defined dollar monthly subsidy, the effect of a one-percent increase in the health care cost trend rate on the obligation and the annual service and interest costs is immaterial.
   The Company has a deferred compensation plan that permits eligible employees to defer a specified portion of their compensation. The deferred compensation earns rates of return as specified in the plan. As of year end 1998 and 1997, the Company had accrued $6.0 million and $5.3 million, respectively, for its obligations under this plan. Interest expense on this obligation was $.5 million in 1998 and $.4 million in 1997. To effectively fund this obligation, in December 1996 the Company purchased variable rate life insurance contracts. Proceeds from the insurance contracts are payable to the Company upon the death of the participants. The cash surrender value of these contracts included in Other Assets was $5.8 and $4.6 million as of the years ended 1998 and 1997, respectively.

STOCK PLANS
The Company maintains a stock option plan for key employees, for which it has reserved 1,200,000 shares of the Company's common stock. It also maintains a stock option plan, for which it has reserved 10,000 shares of the Company's common stock, for the issuance of stock options to non-employee directors of the Company. The stock option price under both plans will not be less than the fair market value of the Company's common stock on the date of grant. Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder (which are valued at fair market value on the exercise date). Options under the employee plan terminate ten years from date of grant and are exercisable in four equal installments commencing one year from grant. Options under the non-employee director's plan terminate ten years from date of grant and are exercisable one year from the grant date.

                   Notes to Consolidated Financial Statements
                     Alltrista Corporation and Subsidiaries

A summary of stock option activity for the years ended December 31, 1998 and 1997 is as follows:
                                                       1998                                       1997
                                         ---------------------------------------     --------------------------------------
                                                   Weighted Avg.                              Weighted Avg.
                                         Shares    Option Price     Price Range      Shares   Option Price     Price Range
                                         -------   ------------   --------------     -------  ------------   --------------
Outstanding at beginning of year........ 374,061      $16.55      $10.70 -$24.125    473,074     $15.05      $10.70-$24.125
New options granted.....................  27,800       27.74       27.00 - 27.938     55,175      21.50           21.50
Exercised............................... (25,936)      12.27       10.70 - 22.25    (133,521)     12.79       10.70- 22.25
Canceled................................ (17,085)      22.59       19.625- 27.938    (20,667)     19.64       10.89- 24.125
                                         -------                                     -------
Outstanding at end of year.............. 358,840       17.44       10.70 - 27.938    374,061      16.55       10.70- 24.125

Exercisable at end of year.............. 270,887       15.55       10.70 - 24.125    249,263      14.12       10.70- 24.125
Reserved for future grants.............. 140,982         --             --           151,697        --             --

Significant option groups outstanding at December 31, 1998 and related weighted average price and life information follows:

                          Options        Weighted average           Options      Weighted average        Weighted average
   Exercise Price       outstanding       exercise price          exercisable     exercise price      remaining life (years)
   ----------------     -----------       --------------          -----------    ----------------     ----------------------
     $22.25- $27.94        66,388             $24.35                 32,154            $22.38                   7.4
      18.75-  21.50       125,105              20.91                 71,386             20.55                   7.1
      10.70-  13.25       167,347              12.11                167,347             12.11                   2.7


   The Company also maintains a restricted stock plan for key employees, for which it has reserved 50,000 shares of the Company's common stock. Restrictions under the plan lapse at a rate of 20% per year commencing one year from grant. Restricted stock totaling 8,224 shares was available for grant at December 31, 1998.

   In 1993, the Company established an employee stock purchase plan, whereby the Company contributes 20% of up to $500 of each participating employee's monthly payroll deduction. The Company contributed $156,000, $164,000, and $206,000 to the plan in 1998, 1997 and 1996, respectively.

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

SUBSEQUENT EVENTS (UNAUDITED)
On March 12, 1999, the Company entered into a definitive agreement to acquire the net assets of Triangle Plastics, Inc. and its subsidiaries ("Triangle Plastics")for $148.0 million plus acquisition costs. The transaction will be accounted for as a purchase. Triangle Plastics manufactures heavy gauge industrial thermoformed parts for original equipment manufacturers in a variety of industries, including the heavy trucking, agricultural, portable toilet, recreational and construction markets. Through its TriEnda division, Triangle
Plastics produces plastic thermoformed products for material handling applications. Triangle Plastics employs approximately 1,100 people and has a technical center and five production facilities located in Florida, Iowa, Tennessee and Wisconsin. Triangle Plastics had net sales of $114.1 million in 1998.

QUARTERLY STOCK PRICES (UNAUDITED)
Quarterly sales prices for the Company's common stock, as reported on the composite tape, were as follows:

                     First      Second      Third      Fourth
                    Quarter     Quarter    Quarter     Quarter
                    -------     -------    -------     -------
1998
High................ 29 1/4     28 3/4      27 5/8     25
Low................. 26 7/8     24 1/4      19 3/4     19

1997
High................ 25         27 3/8      27 3/4     29 3/4
Low................. 20 5/8     20 1/2      24 1/2     26 5/8

                   Notes to Consolidated Financial Statements
                     Alltrista Corporation and Subsidiaries

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
                                                         First        Second          Third         Fourth
(thousands of dollars except per share amounts)         Quarter       Quarter        Quarter        Quarter        Total
                                                        -------       -------        -------        -------       --------
1998

Net sales.............................................. $43,126       $82,068         $72,646        $46,206      $244,046
                                                        -------       -------         -------        -------      --------
Gross profit...........................................  10,153        25,084          23,182         11,294        69,713
                                                        -------       -------         -------        -------      --------
Net income from continuing operations..................   1,587         6,844           7,177          1,989        17,597
                                                        -------       -------         -------        -------      --------
Net income.............................................   1,656         6,581           5,501          1,989        15,727
                                                        -------       -------         -------        -------      --------
Basic net income per share:
   Income from continuing operations................... $   .22       $   .94         $  1.03        $   .30      $   2.48
                                                        -------       -------         -------        -------      --------
   Net income.......................................... $   .23       $   .90         $   .79        $   .30      $   2.22
                                                        -------       -------         -------        -------      --------
Diluted net income per share:
   Income from continuing operations................... $   .21       $   .93         $  1.01        $   .29      $   2.45
                                                        -------       -------         -------        -------      --------
   Net income.......................................... $   .22       $   .89         $   .78        $   .29      $   2.19
                                                        -------       -------         -------        -------      --------
1997

Net sales.............................................. $41,363       $74,120         $75,656        $48,507      $239,646
                                                        -------       -------         -------        -------      --------
Gross profit...........................................   9,387        22,898          23,809          9,901        65,995
                                                        -------       -------         -------        -------      --------
Net income from continuing operations..................   1,509         6,836           7,045          1,851        17,241
                                                        -------       -------         -------        -------      --------
Net income.............................................   1,433         6,812           4,939          1,653        14,837
                                                        -------       -------         -------        -------      --------
Basic earnings per share:
    Income from continuing operations.................. $   .20       $   .93         $   .95        $   .25      $   2.33
                                                        -------       -------         -------        -------      --------
    Net income......................................... $   .19       $   .93         $   .67        $   .22      $   2.00
                                                        -------       -------         -------        -------      --------
Diluted earnings per share:

    Income from continuing operations.................. $   .20       $   .91         $   .94        $   .25      $   2.28
                                                        -------       -------         -------        -------      --------
    Net income......................................... $   .19       $   .91         $   .66        $   .22      $   1.96
                                                        -------       -------         -------        -------      --------
1996

Net sales.............................................. $45,682       $64,863         $59,641        $38,312      $208,498
                                                        -------       -------         -------        -------      --------
Gross profit...........................................  11,887        21,432          18,418          8,324        60,061
                                                        -------       -------         -------        -------      --------
Net income from continuing operations..................   3,170         6,010           4,271          1,953        15,404
                                                        -------       -------         -------        -------      --------
Net income.............................................   3,357         5,637           4,176          1,340        14,510
                                                        -------       -------         -------        -------      --------
Basic earnings per share:
    Income from continuing operations.................. $   .40       $   .77         $   .55        $   .26      $   1.99
                                                        -------       -------         -------        -------      --------
    Net income......................................... $   .43       $   .72         $   .54        $   .18      $   1.88
                                                        -------       -------         -------        -------      --------
Diluted earnings per share:
    Income from continuing operations.................. $   .40       $   .75         $   .54        $   .26      $   1.95
                                                        -------       -------         -------        -------      --------
    Net income......................................... $   .42       $   .70         $   .53        $   .18      $   1.84
                                                        -------       -------         -------        -------      --------

   Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts. In addition, the effect of outstanding dilutive stock options has been included in diluted earnings per share in each year.

                   Notes to Consolidated Financial Statements
                     Alltrista Corporation and Subsidiaries

SIX-YEAR REVIEW OF SELECTED FINANCIAL DATA

                                                1998          1997          1996         1995          1994         1993
                                               --------      --------     --------      --------      --------    --------
Statement of Income Data
Net sales..................................... $244,046      $239,646     $208,498      $201,658      $187,525    $175,350
Earnings before interest and taxes(a)(b)......   30,204        30,100       27,803        24,018        24,904      25,388
Income from continuing operations.............   17,597        17,241       15,404        12,623        13,952      13,065
Gain (loss) from discontinued operations......   (1,870)       (2,404)        (894)       (1,124)        2,176         379
Effect of accounting change
   (net of income taxes)......................       --            --           --            --            --        (714)
                                               --------      --------     --------      --------      --------    --------
Net income (a) (b)............................ $ 15,727      $ 14,837     $ 14,510      $ 11,499      $ 16,128    $ 12,730
                                               ========      ========     ========      ========      ========    ========

Basic earnings per share:
  Income from continuing operations........... $   2.48      $   2.33     $   1.99      $   1.62      $   1.84    $   1.78
  Gain (loss) from discontinued operations....     (.26)         (.33)        (.11)         (.15)          .29         .05
  Effect of accounting change
      (net of income taxes)...................       --            --           --            --            --        (.10)
                                               --------      --------     --------      --------      --------    --------
                                               $   2.22      $   2.00     $   1.88      $   1.47      $   2.13    $   1.73
                                               ========      ========     ========      ========      ========    ========


Diluted earnings per share:
  Income from continuing operations........... $   2.45      $   2.28     $   1.95      $   1.58      $   1.79    $   1.73
  Gain (loss) from discontinued operations....     (.26)         (.32)        (.11)         (.14)          .28         .05
  Effect of accounting change
      (net of income taxes)...................       --            --           --            --            --        (.09)
                                               --------      --------     --------      --------      --------    --------
                                               $   2.19      $   1.96     $   1.84      $   1.44      $   2.07    $   1.69
                                               ========      ========     ========      ========      ========    ========

Balance Sheet Data (at end of year)
Total assets.................................. $165,831      $166,577     $154,079      $162,650      $156,725    $143,107
Property, plant and equipment, net............   46,856        45,010       45,660        56,083        59,040      58,693
Goodwill, net.................................   24,548        24,947       20,549         7,534         8,219         819
Long-term debt................................   21,429        25,714       30,000        30,000        30,000      35,000

(a) The year ended December 31, 1998 includes a $1.3 million pretax charge to exit a plastic injection molding facility in Arecibo, Puerto Rico.

(b) The year ended December 31, 1995 includes a $2.4 million pretax charge to write-off assets related to a discontinued zinc product development project.

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
Alltrista Corporation and Subsidiaries
We have  audited  the  accompanying  consolidated  balance  sheet  of  Alltrista
Corporation and subsidiaries as of December 31, 1998, and the related consolidated statement of income, comprehensive income, shareholders equity, and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Alltrista Corporation for the years ended December 31, 1997 and 1996, prior to the modifications described below, were audited by other auditors whose report dated January 30, 1998 expressed an unqualified opinion on those statements.
   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
   In our opinion, the 1998 financial statements referred to above present fairly, in all material respects the consolidated financial position of Alltrista Corporation and subsidiaries at December 31, 1998, and the consolidated results of their operations and their cash flows for the year ended December 31, 1998, in conformity with generally accepted accounting principles.
   We also audited the adjustments described in the Discontinued Operations footnote that were made to recast the 1997 and 1996 financial statements. In our opinion, such adjustments were appropriate and have been properly applied. Further, we have audited the Business Segment Information footnote for 1997 and 1996. In our opinion, the segment information has been presented in accordance with Statement of Financial Accounting Standard Number 131, Disclosures about Segments of an Enterprise and Related Information.

/s/ Ernst & Young LLP
Indianapolis, Indiana
February 1, 1999

                        DIRECTORS AND CORPORATE OFFICERS
                              ALLTRISTA CORPORATION

DIRECTORS

Thomas B. Clark (3) (4)
President &
Chief Executive Officer
Alltrista Corporation
Indianapolis, Indiana

William A. Foley (2) (3) (4)
Chairman, President &
Chief Executive Officer
LESCO, Inc.
Rocky River, Ohio

Richard L. Molen (2) (3) (4)
Retired Chairman, President &
Chief Executive Officer
Huffy Corporation
Miamisburg, Ohio

William L. Peterson (1) (2)
Chairman of the Board
Retired President &
Chief Executive Officer
Muncie, Indiana

Lynda Watkins Popwell (1)
President
Carolina Eastman Division
Eastman Chemical Company
Columbia, South Carolina

Patrick W. Rooney (1) (3)
Chairman & Chief Executive Officer
Cooper Tire & Rubber Company
Findlay, Ohio

David L. Swift (1) (2) (4)
Former Chairman, President &
Chief Executive Officer
Acme-Cleveland Corporation
Cleveland, Ohio


(1) Audit Committee
(2) Executive Compensation Committee
(3) Nominating Committee
(4) Strategy Committee

CORPORATE OFFICERS

Thomas B. Clark (22)
President &
Chief Executive Officer

Kevin D. Bower (6)
Senior Vice President &
Chief Financial Officer

Jerry T. McDowell (28)
Group Vice President, Metal Products

John F. Zappala*
Group Vice President, Plastic Products

Angela K. Knowlton (5)
Vice President & Treasurer

Larry D. Miller (19)
Vice President,
Communications & Investor Relations

J. David Tolbert (11)
Vice President,
Human Resources & Administration

Garnet E. King (17)
Corporate Secretary




(Years of service)
*  Joined company in November 1998

                              CORPORATE INFORMATION
                              ALLTRISTA CORPORATION

CORPORATE HEADQUARTERS
Alltrista Corporation
Suite 440
5875 Castle Creek Parkway, North Drive
Indianapolis, IN  46250-4330
Telephone:  317.577.5000  Fax:  317.577.5001

STOCK TRANSFER AGENT
General Shareholder Correspondence: First Chicago Trust Company, a division of EquiServe, P.O. Box 2500, Jersey City, NJ 07303-2500. Transfer of stock ownership: First Chicago Trust Company, a division of EquiServe, P.O. Box 2506, Jersey City, NJ 07303-2506. Operators are available Monday-Friday, 8:30 a.m. to 7 p.m. EST. An interactive automated phone system is available 24 hours a day. Inside the U.S.,1.800.446.2617; outside the U.S., 1.201.324.0498; TDD/TTY for the hearing impaired, 1.201.222.4955. E-mail is fctc@em.fcnbd.com. Internet site is http://www.equiserv.com.

DUPLICATE COPIES
If you receive duplicate copies of annual or quarterly reports, extras may be eliminated by requesting only one copy be sent. Send labels or information indicating which name you wish to keep on the list and which names should be deleted to the stock transfer agent.

ANNUAL MEETING
Alltrista Corporation's 1999 annual meeting will, like prior years, be held solely to report the results of voting on those matters listed in the proxy statement sent to all shareholders. There will be no other business transacted, and it is not anticipated that any directors or senior executives will be in attendance. The meeting to count votes will be at 8 a.m. (EST) on May 12, 1999, at the corporate headquarters. A written report of the vote will be mailed to shareholders immediately following the meeting.

FORM 10-K
A copy of the company's Form 10-K (annual report filed with the Securities and Exchange Commission) will be sent to any stockholder upon request in writing to Garnet E. King, Corporate Secretary.

COMPANY CONTACTS
For shareholder records questions write Garnet E. King, Corporate Secretary. Call her at 1.800.696.8451 or contact her by e-mail at gking@alltrista.com.

For information or assistance about stock holdings, transfer requirements and address changes, or duplicate mailings, contact the stock transfer agent at the addresses listed under stock transfer agent.

For any other information about the company, contact Larry D. Miller, Vice President, Communications and Investor Relations, at 1.800.696.8451 or contact him by e-mail at lmiller@alltrista.com. For information on the Internet about the company and its operating business units, as well as news releases and other financial information, see http://www.alltrista.com. Click on news releases, then Reuters Financials.

EQUAL OPPORTUNITY
Alltrista Corporation is an equal opportunity employer.

TRADEMARKS
Ball(R) is a registered trademark of Ball Corporation under
limited license to Alltrista Corporation. Kerr(R) is a registered trademark of Kerr Group, Inc., under limited license to Alltrista Corporation. EVA(R) is a registered trademark of Stern Stewart & Co. Golden Harvest(R) is a registered trademark under license to Hearthmark, Inc., a wholly owned subsidiary of Alltrista Corporation. Collection Elite(TM) is a trademark of Alltrista Corporation.

FORWARD-LOOKING STATEMENTS

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward looking statement of projections made by the company, including the letter to shareholders and the management's discussion and analysis portion of this annual report to shareholders, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. The company's operations may be influenced by weather effects of home canning; U.S. Mint/Federal Reserve requirements for the U.S. penny; competition and/or substitute products; economic factors, such as changes in inflation and interest rates; and legal factors, including environmental and product liability matters.

[GRAPHIC OMITTED]