Form 10-K, Exhibit 13
period 1999-12-31
ALLTRISTA CORP
filed 2000-03-30
CIK 895655

                                  Exhibit 13.1
                                 -------------

                             Alltrista Corporation
                               1999 Annual Report
                                to Shareholders

                   ALLTRISTA CORPORATION 1999 ANNUAL REPORT









                             [GRAPH APPEARS HERE]






      A CLEAR GROWTH PLAN, STRONG RELATIONSHIPS AND DOMINANT MARKET SHARE

Company Profile
Alltrista Corporation is a unique materials-based business with 13 manufacturing facilities in the United States and Canada. Alltrista stock is traded on the New York Stock Exchange under the symbol ALC.


Financial Highlights
(thousands of dollars and shares,
         except per share amounts)            1999          1998      Percentage
                                                                      Increase
                                                                      (Decrease)
For the year
     Net sales                              $341,437      $244,046       39.9%
     Net income                               29,192        15,727       85.6
     Diluted earnings per share:
       Income from continuing operations    $   4.44      $   2.45       81.2
       Discontinued operations                  (.01)         (.26)
       Extraordinary loss from early
           extinguishment of debt               (.15)            -
       Net income                           $   4.28      $   2.19       95.4
     Cash operating earnings per
         share (1)                          $   8.24      $   5.66       45.5
     Diluted weighted average common
         shares outstanding                    6,819         7,195       (5.2)
     Depreciation and amortization            17,697        10,548       67.8
     Earnings before interest, taxes,
         depreciation and amortization        56,179        40,752       37.9
     Interest expense                          8,395         1,822      360.8
     Gain on sale of plastic packaging
         product line                         19,678             -
     Free cash flow (2)                       20,529        14,000       46.6
     Property, plant and equipment
         additions                            16,628        11,909       39.6
     Acquisition of businesses               151,278         1,000
     After-tax return on average
       invested capital (3)                    13.36%        18.68%
     After-tax return on average
       common equity                           26.79%        16.37%
At year-end
     Working capital, excluding cash
       and debt                             $ 56,918      $ 29,755       91.3%
     Total assets                            338,751       165,831      104.3
     Common shareholders' equity             123,025        94,893       29.6
     Market price per common share             22.75         24.00       (5.4)
     Common shareholders of record             3,870         4,092       (5.2)
     Number of employees                       2,025         1,080       87.5

(1) Earnings before interest, taxes, depreciation and amortization divided by diluted weighted average common shares outstanding.
(2) After-tax operating earnings before depreciation and amortization less the change in working capital and additions to property, plant and equipment.
(3)  Reflecting continuing operations before unusual items.


                                  [BAR GRAPH]
                                   Net Sales
                             (millions of dollars)

                                   1993 175.4
                                   1994 187.5
                                   1995 201.7
                                   1996 208.5
                                   1997 239.6
                                   1998 244.0
                                   1999 341.4

                                  [BAR GRAPH]
                       Income From Continuing Operations
               (millions of dollars)  (excluding unusual items)

                                   1993 13.1
                                   1994 14.0
                                   1995 14.1
                                   1996 15.4
                                   1997 17.2
                                   1998 18.4
                                   1999 19.6

                                  [BAR GRAPH]
                         Diluted Earnings Per Share -
                       Income From Continuing Operations
                     (dollars)  (excluding unusual items)

                                   1993 1.73
                                   1994 1.79
                                   1995 1.76
                                   1996 1.95
                                   1997 2.28
                                   1998 2.56
                                   1999 2.86

DEAR SHAREHOLDERS,
-----------------

  Alltrista Corporation achieved another record performance in 1999 and enters the year 2000 well on track to achieving our goal of at least $500 million in sales and $50 million in operating profit in 2002.

  Alltrista generates consistently strong cash flow from unique businesses that we dominate in materials markets. During the past year, we achieved record revenues and profits in both our plastic products group - thermoforming, injection molding, extrusion - and metals group - zinc and consumer packaged goods. We consolidated our position during the year as the largest industrial plastics thermoformer in North America and continued to shed operations that, while attractive businesses in themselves, do not fit our strategic growth plan.

  Total sales for 1999 increased 40 percent to $341.4 million, compared with sales of $244.0 million a year earlier. Net income was $29.2 million, 86 percent above last year's $15.7 million, while diluted earnings per share of $4.28 rose 95 percent from the $2.19 reported a year earlier.

  Per share cash operating earnings, i.e., earnings before interest, taxes, depreciation and amortization (EBITDA), grew 46 percent to $8.24 in 1999 compared with $5.66 per share in 1998. Most financial analysts regard EBITDA as an excellent performance measure.

  The 1999 results reflect a $1.79 per share after-tax gain from the sale of the company's plastic packaging business, a 15 cents per share charge for the early extinguishment of debt and a 21 cents per share charge to exit a facility in El Dorado, Arkansas. The previous year's results include an after-tax charge against earnings of 26 cents per share associated with the sale of our x-ray inspection business and 11 cents per share related to closing a manufacturing plant in Puerto Rico.

  We continue to shape our portfolio of businesses so that each is capable of generating either strong cash flow or strong organic growth.

PLASTIC PRODUCTS GROUP

   Sales gains in the plastic products group were the result of strong demand for our thermoformed, injection molded and extruded products. We continued in 1999 to benefit from our long relationships as a preferred supplier to leading manufacturers of consumer durables and non-durables. Our strategy in plastics is to offer customers excellence in design, engineering and just-in-time delivery of quality products.

  We have successfully integrated Triangle Plastics, Inc., which includes five production facilities and a technical center, employing a total of 1,000 people; this creates a platform for smaller acquisitions that will add strategic capabilities, new markets and new customers. We transferred production of thermoformed recreational vehicle components to a Triangle facility from our South Whitley, Indiana plant, where the facility was too small and employee recruitment was difficult. In addition, operations at our El Dorado, Arkansas facility, which produced bath products for manufactured housing and recreational vehicles, were consolidated into the acquired Auburndale, Florida plant. Both the Indiana and Arkansas plants were closed, thereby eliminating significant fixed costs.

  The bath products business experienced lower sales in 1999 as a result of an inventory imbalance at the retail dealer level. We anticipate that this influence will continue into the first half of 2000.

[graphic omitted]

Thomas B. Clark, President and Chief Executive Officer

METAL PRODUCTS GROUP

   Alltrista is the major U.S. supplier of zinc strip and fabricated zinc products. Zinc plays important roles in specialized applications, such as coinage, batteries, electronics, automotive, construction and anticorrosion.

   Alltrista is the exclusive supplier of copper-plated zinc coin blanks for production of the U.S. and Canadian pennies. Our coinage business continued strong throughout 1999. We shipped an average of 1.4 million pounds of blanks per week to the U.S. Mint compared with 1 million pounds in 1998. Shipments to the Royal Canadian Mint averaged 124,000 pounds of blanks per week, compared with 84,000 pounds of blanks in 1998. Our entry into the European market for one-cent and five-cent copper plated steel blanks for the new Euro was slowed in 1999 due to problems within the potential customer's organization. However, we do believe there is opportunity to participate in this market as the new Euro currency system is implemented.

   Sales in consumer products contributed to their best year ever. Our flagship home canning brands in the U. S., Ball(R), and Kerr(R), and Bernardin(R), in Canada, lead the way. We also entered the housewares category in 1999, an area in which we see growth potential. The increase in sales to $123.5 million in 1999 from $89.7 million the previous year was due in part to a more favorable growing season in the South, the introduction of new products, and to new consumers taking up home canning, particularly for gift giving. While some of this increase in activity was undoubtedly Y2K related, it is difficult to isolate this factor. As consumers continue the trend to more health conscious eating habits, controlling ingredients has become a focus. Home canning certainly supports this interest.

   Our test market aimed at entering the home canning market in Central Europe was focused on Hungary during the year. We achieved excellent distribution; however, retail sales developed more slowly than hoped. We will continue to invest carefully in this region.

   Our anticorrosion zinc Lifejacket(R) system is becoming increasingly recognized as a cost-effective solution to arrest the corrosion of the reinforcement steel within poured concrete structures. The system will be distributed outside North America by a major services firm under an exclusive distribution agreement.

   In late December we acquired a majority equity interest in Microlin, LLC, a Salt Lake City-based developer of proprietary battery technology. Alltrista is the operating shareholder of Microlin as it moves to commercialize patented battery technology in consumer, healthcare, veterinary and industrial markets. The batteries will utilize zinc-based materials we have developed. Manufacturing will take place at our Greeneville, Tennessee facility once high-volume applications are developed.

   We are excited about the prospects for growth in this area. The Microlin-developed batteries represent a significant advancement in life for conventional batteries. The technology also allows the production of cells that generate pressure, rather than electrical energy. These cells are expected to have broad application in a variety of fluid delivery systems in the fragrance, healthcare, insecticide and lubrication markets.

CONTINUED PROGRESS

   The company continued during 1999 to divest non-core businesses. In May we sold our plastic packaging operation for $28.7 million. This transaction resulted in a pre-tax gain of $19.7 million. The plastic packaging unit produced high-barrier plastic sheet and formed containers for the prepared food industry. Since we are not a packaging company, the unit did not play a strategic role in the company's long-term future. Proceeds from the sale were used to reduce debt.

   The company continued to win recognition for quality and service from customers, including Winchester Ammunition, a unit of Olin Corporation; Gillette Company and Ethicon, a division of Johnson & Johnson. Despite such recognition from our customer base, both management and the board of directors are dissatisfied with the performance of the company's stock price, which we feel is substantially undervalued despite strong operating results and an aggressive growth plan.

   Shareholders elected Douglas W. Huemme to Alltrista's board of directors at the annual meeting. Mr. Huemme is chairman, president and chief executive officer of Lilly Industries, Inc. The board recently elected Robert L. Wood to a vacant position. Mr. Wood is business vice president, polyurethanes for The Dow Chemical Company.

   Our balance sheet remains strong, despite borrowings related to acquisitions. The company secured a $250 million senior term loan and revolving credit facility during the year. A portion of this facility was used to purchase Triangle; the remainder will be available for general corporate purposes, including additional acquisitions.

OUTLOOK

   Looking ahead, management anticipates another strong year for both the plastics and metals groups, barring any unforeseen downturn in economic activity. We anticipate further margin improvements as we reap the benefits of synergies from the Triangle acquisition. Order rates for the injection molding business continue strong as well. We expect solid performance in the home canning area as a consequence of programs to stimulate interest in home canning. We also expect zinc sales to remain at or above 1999 levels.

   Pleased as we are with 1999's results, we expect another solid performance in 2000 as we deepen penetration of our current plastics and metals markets and expand into new markets.

                                          /s/ Thomas B. Clark

                                          Thomas B. Clark
                                          President and Chief Executive Officer


                                          /s/ William L. Peterson

                                          William L. Peterson
                                          Chairman of the Board

                                          February 24, 2000


[graphic omitted]

Effective with this year's shareholder meeting, William L. Peterson will retire from our board of directors. Bill has served as chairman of the board since our founding in 1993 and, before retiring from management in 1994, served as our company's first chief executive officer. Much of the credit for continuity in our early years must go to Bill. Establishing a firm foundation on which we could build and implement our growth strategy was vital. His counsel and guidance will be missed, and we will always be indebted for his service. In his name, the corporation established both a scholarship and an employee safety award. These programs will serve as a continuing reminder of Bill's many contributions to Alltrista.

                             A CLEAR GROWTH PLAN,
                     STRONG RELATIONSHIPS WITH LEADERS AND
                  DOMINANT MARKET SHARE IN UNIQUE BUSINESSES



[graphic omitted]








STRATEGIC GROWTH BY THE NUMBERS

   Numbers are the basic yardstick of business. The relation of one number to another provides information on the strength and growth potential of a given business. There are several numbers that investors look at to evaluate a business. Some prefer to know gross profit margins. Others like cash flow. And still others like plain old net income. Companies are known by how they perform numerically.

   Alltrista generates increasing sales and consistent, strong cash flow -- year in and year out -- through its dominant market position in unique businesses. We produce both our own consumer products as well as products and components for other manufacturers. Our products fall into two categories: those made of metal, which in 1999 represented 53% of total sales, and those made of plastics, which accounted for 47% of total sales.

   Our current mix of businesses and markets reflects a decision by management to realign Alltrista for growth and return. We have shed unprofitable or low-margin businesses, such as inspection equipment and metal service centers, and increased our position through acquisitions in more profitable, higher margin products, such as engineered plastic components and specialized metal products.

   Alltrista has established clear goals for growth. Our plan, established in late 1997, when we were at an annual level of $250 million sales and $25 million of operating earnings, is to achieve the following levels by fiscal 2002:

   . $500 million in sales
   . $50 million in operating earnings

   Our plan called for us to reach $330 million in sales by 1999 and operating earnings of $33 million. We've exceeded those levels, and we feel confident of meeting or exceeding our goals in the years ahead.

   Alltrista's ability to generate consistent, strong cash flow is derived from two vital qualities: the strength of our customer relationships and our dominant market position in unique businesses.

THE CUSTOMERS WE KEEP

   While Alltrista is proud of its financial performance, there is another number that we think is just as important in determining the health of a manufacturing company -- time. Specifically, the duration of our relationships with our major customers. We are known not only by our numbers, but also by the customers we keep.

   The companies we serve include some of the most famous brand names in the world: Freightliner, Johnson & Johnson, Kenworth, K-Mart, Littelfuse, Peterbilt, Rayovac, Remington, United States Mint, Wal-Mart, Whirlpool and Winchester. The length of these customer relationships testifies to the consistent reliability of Alltrista's engineered metal and plastic products.

   These customers are all leaders in their industries. They have extremely high performance standards themselves for serving their customers and hence in meeting these standards we hone our skills.

   We are pleased that Whirlpool again renewed its long-term supply agreement with Alltrista. We've been supplying refrigeration components to Whirlpool for more than 40 years.

   Our customers continued in 1999 to pay public recognition to our value. In plastics, Alltrista received its tenth consecutive "supplier quality systems award" from the Ethicon division of Johnson & Johnson; its fifth consecutive Gillette Omnimark award "in recognition of exemplary quality, delivery and service;" and "supplier of the year" from the Winchester Ammunition unit of Olin Corporation. Alltrista also received the Ford Motor Company Q1 Preferred Quality Award at its Portage, Wisconsin facility.

   The nearly 2,000 employees of Alltrista know they have to meet the demands and solve the problems of our consumer product and industrial customers each and every day.

[graphic omitted]

Alltrista's Vision
Alltrista is a growing materials-based company with businesses that command leading market positions or possess proprietary characteristics that consistently create value for shareholders, employees and customers.

Postal pallets, agricultural vehicle parts and refrigerator inner door liners are just a few of the engineered plastic products we supply, representing long-standing customer partnerships.

                               [graphic omitted]

MAINTAINING DOMINANCE IN UNIQUE MARKETS

   Alltrista's success results in part from our strong consumer products brands that are now entering their third century. Our success as a supplier to makers of leading brands is the direct result of our superior capabilities in providing the three things these customers demand: design/engineering capability, quality products and just-in-time delivery.

   In metal products, Alltrista is a leader in home canning, coinage, and specialized zinc applications. We dominate the home canning segment through our Ball(R), Kerr(R), and Bernardin(R) brands. We are the sole supplier of copper-plated zinc penny blanks to the U.S. Mint and Royal Canadian Mint. We are a leading producer of zinc components for batteries, material for auto fuses and of anticorrosion systems used to protect concrete structures.

   In plastic products, Alltrista is far and away the largest industrial plastics thermoformer in North America and has a growing presence in precision injection molding for healthcare and consumer products markets. We produce and market branded plastic folding tables for the hospitality market. We supply plastic components to an array of markets and, most importantly, leaders within those markets: agriculture (John Deere), appliances (Whirlpool), heavy trucks (Peterbilt, Kenworth, Freightliner, Navistar), manufactured housing (Fleetwood, Champion), personal products (Gillette) and healthcare (Johnson & Johnson).

   Management's strategy for growing in consumer products is to leverage our Ball(R), Kerr(R) and Bernardin(R) brands and dominant market positions through the introduction of new products in the many channels of distribution in which we operate.

   An example is a new soy-based candle that burns longer, cleaner and more completely than conventional wax candles. We negotiated an exclusive license for this proprietary technology and are now evaluating strategies to penetrate the candle market. Candles represented a $2.8 billion domestic market in 1999, growing at a 10% to 15% rate. We also are continuing to test overseas markets, like Central Europe, that feature attractive demographics for home canning.

   We plan to grow our metal products segment by exploiting Alltrista's core capabilities in zinc metallurgy and electrochemistry. For example, we currently are developing the worldwide market for anticorrosion systems, the use of zinc to protect concrete structures such as bridges and piers.

   Throughout much of the United States the steel inside poured concrete columns that support bridges and other structures has experienced significant deterioration due to natural corrosion. Alltrista provides the engineering expertise that enables cost-effective corrosion protection for these structures using a proprietary zinc-based system, thereby eliminating the more costly alternative of completely replacing a structure. We are actively pursuing other initiatives in plating, stamping and precision processing.

[graphic omitted]

Alltrista continues its leadership position in home food preservation products into the next century. In addition, we supply our customers - also category leaders - with quality products for a variety of industrial and consumer markets.

                               [graphic omitted]

   We are pursuing additional coinage opportunities throughout the world. For the coinage customer, the life cycle cost of zinc-based coins is extremely competitive versus other materials.

   We recently acquired a majority interest in a developer of patented battery technology that represents a significant advancement in electric battery life. This technology utilizes zinc-based materials developed by Alltrista. These unique cells also include designs that can generate pressure, rather than electrical energy, for use in fluid delivery systems. They will be designed for special applications in consumer, healthcare, veterinary and industrial markets.

   In plastic products, our strategy is to offer customers a total solution to their requirements for plastic components. This strategy reflects changes in the marketplace, where manufacturers are willing to allocate more business for longer periods of time to those suppliers who provide value-added design, engineering and just-in-time delivery while maintaining high quality production.

   Our strategy is to align Alltrista's plastics capabilities with four primary attributes, namely (1) be a vendor who is easy to do business with, (2) provide innovative engineering and design excellence, (3) deliver best total value, and
(4) be a single-source solutions provider.

   While our dominant market share position in thermoforming is the backbone of our approach, we plan to increase our precision capabilities in other value-added areas, particularly large-part injection molding, in order to capture complementary business. We will also continue to fund the growth of our precision injection molding operations for healthcare and consumer markets.

EYE ON EXCELLENCE

   Solid customer relationships, dominant market positions and a clear strategic plan puts Alltrista in an excellent position to continue its record of profitable growth. We have the engineering and operational expertise, financial strength and market opportunities with which to prosper in the years ahead.

   In addition, we also have people who care about customers, and who recognize that excellence requires continual attention to detail. The quality of our people is best reflected in the length of our many customer relationships and in the public recognition our customers have accorded us.

[graphic omitted]

Alltrista is known for design and engineering expertise in the markets we serve. The Lifejacket(R) system of concrete corrosion protection is an example of our innovation in the electrochemistry of zinc. Lifejacket(R) systems solve a major infrastructure erosion problem for concrete structures worldwide with proprietary technology that economically protects bridges and piers (shown installed above and prior to installation at left.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

During 1999, the Company took a major step toward accomplishing its growth objectives of $500 million in sales and $50 million in operating earnings in 2002. On April 25, 1999, the Company acquired the net assets of Triangle Plastics, Inc. and its TriEnda subsidiary ("Triangle Plastics"). Triangle Plastics designs and manufactures heavy gauge industrial thermoformed parts for original equipment manufacturers in a variety of industries, including heavy trucking, agricultural, portable toilet, recreational and construction. TriEnda produces plastic thermoformed products for material handling applications. Triangle Plastics employs approximately 1,000 people and operates a technical center and five production facilities located in Florida, Iowa, Tennessee and Wisconsin. Triangle Plastics had net sales of $114.1 million in 1998. The results of operations of Triangle Plastics have been included in the Company's financial statements since the date of acquisition.

     The Company is now the largest industrial plastic thermoformer in the United States and is starting to benefit from anticipated operational synergies. On May 27, 1999 and October 25, 1999, the Company announced it would close its South Whitley, Indiana and El Dorado, Arkansas facilities, respectively, and move production of thermoformed recreational vehicle components and bath products for manufactured housing to a Triangle Plastics facility. The Company estimates annual cost savings of $2 million as a result of this facility consolidation.

     Effective May 24, 1999, the Company sold its plastic packaging product line, which consisted of coextruded high-barrier plastic sheet and containers for the food processing industry. Customers' expectations for long-term research and development and other forms of support were inconsistent with the size of this operation. In addition, the risk associated with volume concentration in one customer was a contributing factor to the decision to exit the business. The Company recorded a $19.7 million pre-tax gain on the sale of this product line.

Results of Operations - Comparing 1999 to 1998
The Company reported net sales of $341.4 million in 1999 - an increase of 39.9% from sales of $244.0 million in 1998. Operating earnings of $38.5 million increased 27.4% from $30.2 million in 1998. Both the metal and plastic products segments reported increased sales and operating earnings.

     Triangle Plastics added $72.2 million in sales since the acquisition. Sales of consumer products increased $33.8 million due to increased demand for home canning products and the introduction of the housewares product line. The increase in sales was partially offset by the decrease in sales from the disposed plastic packaging product line. Sales from the disposed plastic packaging product line were $12.9 million prior to the sale compared to $28.1 million for 1998.

     Gross margin percentages increased from 28.6% in 1998 to 29.4% in 1999. Sales volume increases in coinage, injection molded products and industrial thermoformed parts contributed to the margin improvement.

     Selling, general and administrative expenses increased 55.5% from $38.2 million in 1998 to $59.5 million in 1999. Triangle Plastics accounted for approximately $13.0 million of the increase. Warehousing costs for the housewares product line, staff additions, training costs and other expenses in the expanding consumer products operations accounted for substantially all of the remaining increase. Selling, general and administrative expenses as a percentage of sales increased from 15.7% in 1998 to 17.4% in 1999. Excluding amortization expense, these expenses increased moderately as a percentage of sales from 15.0% in 1998 to 15.8% in 1999.

     During 1999, the Company recorded a $2.3 million charge to exit the El Dorado, Arkansas thermoforming facility. Operations ceased at this plant in January 2000. The one-time charge includes a $0.8 million loss on the sale and disposal of equipment, $0.6 million in future lease obligations, net of assumed sublease revenue, and $0.9 million in other costs consisting primarily of employee severance, consulting and employment obligations and other related fees. In addition to the $2.3 million charge, the Company anticipates spending approximately $0.5 million to dismantle, transport and set up the equipment and the rest of the operation in the new facility.

     Net interest expense in 1999 was $8.4 million compared to $1.8 million for 1998. The increase was due to increased borrowings to finance the Triangle Plastics acquisition. The Company's effective tax rate increased from 38.0% in 1998 to 39.1% in 1999 due primarily to foreign losses for which a tax benefit has not been recorded.

     Excluding the 1999 $12.2 million after tax gain on the sale of the plastic packaging product line, the $1.4 million after tax charge to exit the facility in El Dorado, Arkansas and the 1998 $0.8 million after tax charge to exit the facility in Arecibo, Puerto Rico, 1999 income from continuing operations of $19.6 million increased 6.5% from $18.4 million in 1998.

     Diluted earnings per share from continuing operations, as adjusted, was $2.86, an 11.7% increase from the $2.56 reported in 1998. Diluted weighted average shares outstanding decreased from 7,195,000 in 1998 to 6,819,000 in 1999 due to the Company purchasing its common stock in the open market. The reduction in shares outstanding added $0.22 to reported diluted earnings per share.

Metal Products Segment
Net sales within the metal products segment increased from $141.4 million in 1998 to $182.2 million in 1999 an improvement of 28.9%. Sales of home canning products increased $18.4 million due to good growing conditions throughout North America, new consumers taking up home canning and fears of food shortages resulting from Year 2000 computer failures. The impact of Year 2000 fears on sales is difficult to quantify. The introduction of the Golden Harvest(R) housewares and specialty glassware product lines added $11.5 million and $3.4 million in consumer product sales, respectively. In April 1999, the Company began test marketing home canning products in Hungary. Market penetration in the initial year was lower than expected, due partially to in country sales of a considerable surplus of commercial glass containers which had been planned for export to Russia. Sales of copper-plated zinc coin blanks to both the U.S Mint and the Royal Canadian Mint increased over 1998 adding $7.4 million in sales compared to the previous year. An expected reduction in zinc battery can sales offset, in part, the increase in coinage sales.

     Gross margin percentages increased slightly from 35.5% in 1998 to 35.6% in 1999. The increase in coinage and home canning product sales volume was offset in part by the introduction of lower margin housewares product line.

     As a percentage of net sales, selling, general and administrative expenses increased slightly from 19.2% in 1998 to 19.4% in 1999. In 1999, the Company incurred approximately $1.2 million in selling, general and administrative expenses in the Hungarian home canning product test market. A portion of the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company's zinc product sales is on a tolling basis whereby the material cost is not included in sales. As tolling activity increases, selling, general and administrative costs increase disproportionately with net sales.

     Operating earnings increased from $23.0 million in 1998 to $29.5 million on strong sales within the segment.

Plastics Products Segment
Net sales within the plastic products segment increased from $102.8 million in 1998 to $159.9 million in 1999. The late April acquisition of Triangle Plastics contributed $72.2 million of incremental sales. Sales of industrial thermoformed parts from the existing business were essentially the same as the previous year. Increased sales of refrigerator parts were offset by lower sales of bath and other products to the manufactured housing and recreational vehicle industries. Sales of injection molded products increased by $2.4 million as the Company's growth strategy, launched in 1997, continues to foster sales gains. Excluding the 1998 sales from the closed Arecibo, Puerto Rico facility, injection molded product sales for 1999 increased $6.9 million or 22.0% compared to the previous year. Sales from the disposed plastic packaging product line were $12.9 million prior to the sale compared to $28.1 million for 1998.

     Gross margin percentages increased from 19.0% in 1998 to 22.2% in 1999. Capacity utilization in the Company's injection molding facilities improved in 1999. In addition, increased sales volumes of thermoformed components added to the margin improvements.

     Selling, general and administrative expenses increased from 10.9% in 1998 to 15.5% in 1999 as a percentage of net sales. Excluding goodwill amortization, selling general and administrative expenses as a percentage of sales increased from 9.4% in 1998 to 11.9% in 1999. This increase was driven by a change in cost structure with the segments' increased focus on thermoforming and the sale of the plastic packaging product line. Additional staffing in sales, engineering and product development to support the Company's growth objectives has also increased expenses.

     Operating earnings increased from $8.3 million in 1998 to $10.7 million in 1999.

Results of Operations - Comparing 1998 to 1997
The Company reported net sales of $244.0 million in 1998 - an increase of 1.8% from sales of $239.6 million in 1997. Excluding a one-time charge of $1.3 million to exit the Company's plastics plant in Arecibo, Puerto Rico, 1998 operating earnings of $31.5 million increased 4.5% from $30.1 million in 1997. The increase in sales was primarily due to new consumer product offerings that the Company began marketing during the year, a full year of sales resulting from the May 1997 acquisition of Viking Plastics and new healthcare applications in plastics. The impact of these increases was offset to a lesser extent by reduced plastic packaging and zinc battery can sales. Although profits were not impacted, reported sales were also $3.8 million lower as a result of lower 1998 zinc ingot prices.

     Overall, gross margin percentages increased from 27.5% in 1997 to 28.6% in 1998. The increase was primarily due to increases in injection molding plant capacity utilization and coinage volume as well as the impact of lower reported sales from the decrease in zinc raw material prices. This increase was offset in part by the industry wide margin erosion in plastic packaging and a less favorable consumer product mix.

     Selling, general and administrative expenses increased 6.6% or $2.3 million to $38.2 million in 1998 from $35.9 million in 1997. The increase was primarily due to increased warehousing cost for new home canning and other consumer products, new zinc product and business development costs and a full year of expenses due to the Viking Plastic acquisition. These items were offset in part by a reduction in consumer product selling and marketing costs.

     In July 1998, as part of the Company's commitment to exit operations that do not produce positive Economic Value Added within an acceptable period of time, the Company initiated a plan to close its plastics plant in Arecibo, Puerto Rico. Operations ceased in this plant in January 1999. As a result, the Company recorded a one-time charge of $1.3 million which includes a $0.7 million non-cash loss on the sale and disposal of equipment and $0.6 million in other costs including employee severance and costs to return the leased facility to its original condition.

     Net interest expense in 1998 was $1.8 million compared to $2.3 million in 1997. Other than seasonal working capital borrowings in Canada, the Company did not borrow against its revolving credit agreement during 1998. Interest costs were also offset by $1.1 million and $0.5 million of interest earned on short-term investments in 1998 and 1997, respectively.

     Income from continuing operations of $17.6 million in 1998 increased 2.1% from $17.2 million in 1997 and diluted earnings per share from continuing operations was $2.45, an increase of 7.5% over the $2.28 reported for 1997. Excluding the after tax charge to exit the Arecibo, Puerto Rico facility, diluted earnings per share from continuing operations was $2.56, an increase of 12.3% over the 1997 reported amount. During 1998, the Company purchased 767,000 shares of its common stock in the open market which resulted in a $.11 favorable impact on diluted earnings per share.

Metal Products Segment
In the metal products segment, 1998 sales and earnings increased 1.1% and 9.2%, respectively, compared to 1997. Sales of consumer products increased 12.7% in 1998 compared to 1997. The increase in sales was primarily due to marketing and distributing the Golden Harvest(R) line of home canning products, good home garden growing conditions, especially in the northern two-thirds of the United States and Canada, and the increased usage of palletized home canning product displays in mass merchandiser stores. Although the volume of zinc products sold increased in 1998, reported sales decreased 14.3% compared to 1997. Penny blank shipments increased 33% in 1998 compared to 1997 reflecting strong demand from both the U.S. Mint and the Royal Canadian Mint. Offsetting the coinage volume increase was a decline in battery cans sold. The decision of two customers to move production of their zinc/carbon batteries to foreign countries significantly reduced the number of battery cans purchased from the Company. Though sales to the U.S. Mint excludes the cost of zinc ingot; a 21% decrease in the average price of zinc in 1998 reduced reported sales of other zinc products by $3.8 million.

     The increase in coinage demand and consumer product sales were significant factors in increasing operating earnings. Items offsetting profits from these advances were higher warehousing costs for new consumer products and new zinc product and business development costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Outlook
The Company is making positive progress toward its goal of $500 million in sales and $50 million in earnings in the year 2002. A decline in 2000 sales is anticipated in the metal products segment due to the favorable Year 2000 impact on the home canning market in 1999. The Hungarian home canning test market will be continued. The Company entered into an exclusive license agreement with the Soybean Council covering their proprietary technology for soy-based candles. The Company is formulating a strategy to exploit this opportunity to market candles based on this technology which burn cleaner and longer than common petroleum based candles.

     The Company anticipates penny blank shipments to the U.S. Mint during 2000 to be at the same levels as 1999 and Royal Canadian Mint requirements to be lower. The Company continues its international coinage growth initiative with several new bookings for 2000. The Company's production of one-and five-cent coins for the new Euro currency system has been slowed due to problems of the prospective customer. The Company still believes there is an opportunity to participate in this market. The Company recently entered into a licensing agreement with a unit of Burmah Castrol plc to market the zinc-based Lifejacket(R) anti-corrosion system. This agreement gives the Company a marketing presence in Europe and Asia, which should lead to increased sales.

     On December 21, 1999 the Company acquired a 51% equity interest in Microlin, LLC ("Microlin"), a developer of proprietary battery technology. The Company is the operating shareholder of Microlin and plans to pursue commercialization of its patented battery technology in consumer, healthcare, veterinary and industrial markets. The batteries will utilize zinc-based materials produced by the Company.

     Sales within the plastic products segment are anticipated to increase. A full year of sales from Triangle Plastics will be offset in part by the absence of plastic packaging sales. Sales of injection molded products are projected to increase due to new customer programs. Barring an economic downturn, demand for thermoformed parts for appliances is expected to remain strong. An increase in thermoformed plastic furniture sales is anticipated as a dedicated marketing organization has been formed. The weakness in bath product sales to the manufactured housing market is anticipated to continue into 2000, although the consolidation of thermoforming facilities should improve margins in this segment. Though sales of plastic material handling products have been soft, the Company remains optimistic about this market. Based on recent data, sales of plastic pallets are estimated to represent only 5% of the total pallet market, with the balance being wood. The Company believes sales into this market should increase, as more companies understand the economic and ecological advantages of plastic versus wood pallets. Costs in this operation have been reduced in line with sales volumes.

     Interest expense will be higher in 2000 as the Company will have a full year of debt service relating to the Triangle Plastics acquisition.

Financial Condition, Liquidity and Capital Resources
Effective April 25, 1999, the Company acquired the net assets of Triangle Plastics for $148.0 million in cash plus acquisition costs. The transaction was accounted for as a purchase. The purchase price was allocated to the assets purchased and liabilities assumed based on their estimated fair values as of the date of acquisition. The purchase price in excess of the fair value of assets purchased and liabilities assumed of $95.9 million has been allocated to goodwill and is being amortized over a 20-year period.

     The Company financed the acquisition with a $250 million credit facility consisting of a six year $150 million term loan and a revolving credit facility whereby the Company can borrow up to $100 million through March 31, 2005, when all borrowings mature. The term loan requires quarterly payments of principal escalating from an annual aggregate amount of $15.0 million in the first year to $30.0 million in the fifth and sixth year. Interest on the borrowings is based upon fixed increments over the adjusted London Interbank Offered Rate ("LIBOR") or the agent bank's alternate borrowing rate as defined in the agreement. As part of the new financing, the Company paid off existing debt and incurred a $1.7 million prepayment charge ($1.0 million after-tax).

     In May 1999, the Company entered into a three-year interest rate swap with an initial notional value of $90 million. The swap effectively fixes the interest rate on approximately 60% of the Company's term debt at a maximum rate of 7.48% for the three-year period.

     Effective May 24, 1999, the Company sold its plastic packaging product line for $28.7 million in cash. Proceeds from the sale were used for debt repayment. This transaction resulted in a gain of $19.7 million.

     On December 21, 1999, the Company acquired a 51 percent equity interest in Microlin from Elkem Metals Advanced Products Corporation. The initial cash outlay for this investment was $1.5 million, with the purchase price and agreement to fund working capital needs over the next several years not expected to exceed $4 million.

     In October 1999, management initiated a plan to exit the Company's plastic thermoforming facility in El Dorado, Arkansas. Operations in this facility ceased in January 2000 and were moved to the Company's Auburndale, Florida facility. The total cost to exit the facility is anticipated to be $2.3 million which includes a $0.8 million loss on the sale and disposal of equipment, $0.6 million in future lease obligations net of assumed sublease revenue and $0.9 million in other costs consisting primarily of employee severance, consulting and employment obligations and other related fees. In addition to the $2.3 million charge, the Company anticipates spending approximately $0.5 million to dismantle, transport and set up the equipment and the rest of the operation in the new facility. The Company expects to ultimately use $1.0 million of cash related to these actions.

     In January 1999, the Company exited its plastics manufacturing plant in Arecibo, Puerto Rico. The plant was shut down

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

on schedule with costs in line with the amount reserved in 1998. Taking into account the cash proceeds from the sale of certain equipment, tax benefits and costs paid, the transaction provided approximately $1.3 million in cash.

     Working capital (excluding the current portion of long-term debt and notes payable) increased $23.1 million from $51.2 million at year-end 1998 to $74.3 million at year-end 1999. The Company acquired current assets and assumed current liabilities of Triangle Plastics totaling $24.0 million in working capital. Excluding the Triangle Plastics acquisition and the divestiture of the plastic packaging product line, working capital increased $4.2 million. Accounts receivable on the base business increased $4.9 million on strong sales across most product lines and inventory on a similar basis increased $5.4 million primarily due to new consumer product offerings. Cash and cash equivalents declined $4.1 million primarily due to debt service, tax payments and the investment in Microlin.

     Capital expenditures were $16.6 million in 1999 compared to $11.9 million in 1998 and are largely related to maintaining facilities and improving manufacturing efficiencies. Investments in 1999 included new injection molding machines, upgrading an existing zinc plating line and an investment in a new high precision slitting line for zinc products, equipment and tooling for copper plated steel and improvements made to consumer product assembly lines and information systems.

     The Company believes that existing funds, cash generated from operations and the new debt facility are adequate to satisfy its working capital and capital expenditure requirements for the foreseeable future. However, the Company may raise additional capital from time to time to take advantage of favorable conditions in the capital markets or in connection with the Company's corporate development activities.

     On March 23, 1999, the Company's board of directors approved the repurchase of up to 500,000 shares of the Company's common stock. Through December 31, 1999, 44,400 shares had been repurchased under this program with an additional 172,800 shares repurchased in January 2000. In addition to this program, the Company has a policy to annually repurchase shares to offset the dilutive effect of shares issued under employee benefit plans. The Company repurchases shares as a flexible and tax effective means of distributing cash to shareholders. Dividends are not presently paid on the Company's common stock nor does the Company anticipate paying dividends in the foreseeable future.

Contingencies
On May 19, 1997 the Company purchased certain assets and assumed certain liabilities of Viking Industries ("Viking Plastics"). To date, the Company has paid $9.4 million and, in accordance with the terms of the asset purchase agreement and subsequent amendment, could pay up to an additional $4.0 million based upon incremental sales over the next two years. The former owner has initiated arbitration proceedings in an effort to accelerate payment of the additional $4.0 million.

     The Company has been named a defendant in a lawsuit with respect to a royalty agreement, whereby the licensee believes the Company is obligated to extend a paid-up royalty-free license to the plaintiff. The plaintiff (licensee) alleges damages in excess of $500,000. In addition, at December 31, 1999, the Company had a receivable of approximately $716,000 recorded in its consolidated balance sheet from this licensee. The Company is prepared to vigorously defend the action and pursue collection of its remaining receivable; however, collection of the receivable and future royalties is dependent upon the ultimate outcome of the lawsuit. In accordance with the terms of the Triangle Plastics asset purchase agreement, the former owner is obligated to pay the first $500,000 of defense costs relating to this action, of which $187,000 has been incurred through December 31, 1999.

     The Company is subject to and involved in claims arising out of the conduct of its business including those relating to product liability, environmental and safety and health matters. The Company's information at this time does not indicate that the resolution of the aforementioned claims will have a material, adverse effect upon financial condition, results of operations, cash flows or competitive position of the Company.

Year 2000
The Company completed its Year 2000 readiness efforts in 1999 and went through the millennium change with no disruptions to its business. No significant failures occurred in the Company's information and non-information technology systems. Less than $400,000 was spent on the remediation of these systems. Remediation costs were funded from internal financial resources.

     The possibility still exists for date-related problems which could cause systems to fail. However, any potential problems are not expected to have a material adverse effect on the Company.

Quantitative and Qualitative Disclosure About Market Risk
In general, business enterprises can be exposed to market risks including fluctuations in commodity prices, foreign currency values, and interest rates that can affect the cost of operating, investing, and financing. The Company's exposures to these risks are minimal. Over 90% of the Company's zinc business is conducted on a tolling basis whereby customers supply zinc to the Company for processing or supply contracts provide for fluctuations in the price of zinc to be passed on to the customer.

     The Company from time to time invests in short-term financial instruments with original maturities usually less than thirty days. The Company is exposed to short-term interest rate variations with respect to LIBOR on its term and revolving debt obligations. A portion of this risk has been managed through the use of an interest rate swap, completed in 1999, whereby the Company effectively pays a maximum interest rate of 7.48% on 60% of the outstanding term debt balance for a period of three years.

     Changes in LIBOR interest rates would affect the earnings of the Company either positively or negatively depending on the changes in short-term interest rates. Assuming that LIBOR rates increased 100 basis points over period end rates on the outstanding term debt, the Company's interest expense, after considering the effects of its interest rate swap, would have increased by approximately $385,000 for the year ended December 31, 1999. The amount was determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment rates, interest rate swap and estimated cash flow. Actual changes in rates may differ from the assumptions used in computing this exposure. Since the debt obligation and related interest rate swap to which this exposure relates was put in place during the second quarter of 1999, a comparative analysis of the impact of interest rate changes on prior periods would not be meaningful.

     The Company does not invest or trade in any derivative financial or commodity instruments nor does it invest in any foreign financial instruments.

                             CONSOLIDATED STATEMENTS OF INCOME
                           ALLTRISTA CORPORATION AND SUBSIDIARIES


-------------------------------------------------------------------------------------------------------------
(thousands, except per share amounts)                                     Year ended December 31,

                                                                      1999           1998              1997
----------------------------------------------------------------  -----------   --------------   ------------
Net sales.......................................................    $ 341,437       $ 244,046       $ 239,646
Costs and expenses
  Cost of sales.................................................      241,165         174,333         173,651
  Selling, general and administrative expenses..................       59,476          38,249          35,895
  Costs to exit facilities......................................        2,314           1,260               -
                                                                    ---------       ---------       ---------
Operating earnings..............................................       38,482          30,204          30,100
Interest expense, net...........................................       (8,395)         (1,822)         (2,256)
Gain on sale of plastic packaging product line..................       19,678               -               -
                                                                    ---------       ---------       ---------
Income from continuing operations before taxes..................       49,765          28,382          27,844
Provision for income taxes......................................      (19,458)        (10,785)        (10,603)
                                                                    ---------       ---------       ---------
Income from continuing operations...............................       30,307          17,597          17,241
Discontinued operations:
  Loss from discontinued operations, net of income tax benefit
   of $557 and $2,423, respectively.............................            -            (908)         (2,404)
  Loss on disposal of discontinued operations, net of
   income tax benefit of $54 and $589, respectively.............          (87)           (962)              -
Extraordnary loss from early extinguishment of debt, net of
  income tax benefit of $635....................................       (1,028)              -               -
                                                                    ---------       ---------       ---------
Net income......................................................    $  29,192       $  15,727       $  14,837
----------------------------------------------------------------    =========       =========       =========
Basic earnings per share:
  Income from continuing operations.............................    $    4.50       $    2.48       $    2.33
  Discontinued operations.......................................         (.01)           (.26)           (.33)
  Extraordinary loss from early extinguishment of
    debt, net of income tax benefit.............................         (.15)              -               -
                                                                    ---------       ---------       ---------
  Net income....................................................    $    4.34       $    2.22       $    2.00
----------------------------------------------------------------    =========       =========       =========
Diluted earnings per share:
  Income from continuing operations.............................    $    4.44       $    2.45       $    2.28
  Discontinued operations.......................................         (.01)           (.26)           (.32)
  Extraordinary loss from early extinguishment of
    debt, net of income tax benefit.............................         (.15)              -               -
                                                                    ---------       ---------       ---------
  Net income....................................................    $    4.28       $    2.19       $    1.96
----------------------------------------------------------------    =========       =========       =========
Weighted average shares outstanding:
  Basic.........................................................        6,734           7,079           7,413
  Diluted.......................................................        6,819           7,195           7,558
----------------------------------------------------------------    =========       =========       =========

              The accompanying notes are an integral part of the consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                    ALLTRISTA CORPORATION AND SUBSIDIARIES

-----------------------------------------------------------------------------------------------------------------------
 (thousands of dollars)                                                                          December 31,
                                                                                          1999                1998
-----------------------------------------------------------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents.....................................................       $  17,394             $   21,454
  Accounts receivable, net of reserve for doubtful accounts of $1,735 and $1,081          36,931                 20,907
  Inventories...................................................................          57,908                 38,281
  Deferred taxes on income......................................................           6,794                  4,512
  Prepaid expenses..............................................................           2,449                  1,414
                                                                                       ---------             ----------
    Total current assets........................................................         121,476                 86,568
--------------------------------------------------------------------------------       ---------             ----------
Property, plant and equipment, at cost
  Land..........................................................................           1,197                    782
  Buildings.....................................................................          34,113                 30,075
  Machinery and equipment.......................................................         138,716                121,849
                                                                                       ---------             ----------
                                                                                         174,026                152,706
  Accumulated depreciation......................................................         (84,160)              (105,850)
                                                                                       ---------             ----------
                                                                                          89,866                 46,856
                                                                                       ---------             ----------
Goodwill, net of accumulated amortization of $8,351 and $3,746..................         115,276                 24,548
Other assets....................................................................          12,133                  7,859
                                                                                       ---------             ----------
Total assets                                                                           $ 338,751              $ 165,831
--------------------------------------------------------------------------------       =========             ==========
Liabilities and shareholders' equity
Current liabilities
  Current portion of long-term debt.............................................       $  19,094              $   4,286
  Notes payable.................................................................             607                      -
  Accounts payable..............................................................          26,895                 20,579
  Accrued salaries, wages and employee benefits.................................          10,889                  8,428
  Other current liabilities.....................................................           9,380                  6,352
                                                                                       ---------             ----------
    Total current liabilities...................................................          66,865                 39,645
--------------------------------------------------------------------------------       ---------             ----------
Noncurrent liabilities
  Long-term debt................................................................         121,060                 21,429
  Deferred taxes on income......................................................          11,865                    282
  Other noncurrent liabilities..................................................          14,554                  9,582
                                                                                       ---------             ----------
    Total noncurrent liabilities................................................         147,479                 31,293
--------------------------------------------------------------------------------       ---------             ----------
Minority interest in subsidiary.................................................           1,382                      -
                                                                                       ---------             ----------
Contingencies...................................................................               -                      -
Shareholders' equity
  Common stock, 25,000,000 shares authorized, 7,965,416 and 7,966,971 shares issued and 6,736,878 and 6,764,254 shares outstanding in 1999 and 1998,
   respectively.................................................................          39,952                 40,494
  Retained earnings.............................................................         113,231                 84,039
  Accumulated other comprehensive loss--
   cumulative translation adjustment............................................            (419)                  (619)
                                                                                       ---------             ----------
                                                                                         152,764                123,914
  Less: treasury stock (1,228,538 and 1,202,717 shares, at cost)................         (29,739)               (29,021)
                                                                                       ---------             ----------
    Total shareholders' equity..................................................         123,025                 94,893
                                                                                       ---------             ----------
Total liabilities and shareholders' equity......................................       $ 338,751              $ 165,831
--------------------------------------------------------------------------------       =========             ==========

The accompanying notes are an integral part of the consolidated financial statements.

                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                              ALLTRISTA CORPORATION AND SUBSIDIARIES

-------------------------------------------------------------------------      -------------------------------------------
 (thousands of dollars)                                                                   Year ended December 31,
                                                                                   1999            1998        1997
-------------------------------------------------------------------------      ---------------   -------------  -----------
Cash flows from operating activities
  Net income.............................................................      $     29,192      $   15,727     $    14,837
  Reconciliation of net income to net cash provided by operating activities:
    Depreciation.........................................................            12,030           8,884           8,880
    Amortization.........................................................             5,667           1,664           1,505
    Loss on sale of assets...............................................               152              71             267
    Loss (gain) on disposal of product lines and discontinued operations.           (19,678)          2,451           3,612
    Cost to exit facilities..............................................             2,314           1,260               -
    Deferred taxes on income.............................................            (4,215)            201          (1,354)
    Deferred employee benefits...........................................             1,297           1,024           1,071
    Other, net...........................................................              (459)           (861)           (142)
  Changes in working capital components excluding acquisitions and divestitures:
    Accounts receivable..................................................             1,760          (1,818)          5,567
    Inventories..........................................................            (7,023)         (6,970)          6,724
    Accounts payable.....................................................            (1,086)          2,559            (683)
    Accrued salaries, wages and employee benefits........................               510           1,506            (734)
    Other current assets and liabilities.................................             1,863           1,690          (3,720)
                                                                               ------------      ----------     -----------
      Net cash provided by operating activities..........................            22,324          27,388          35,830
                                                                               ------------      ----------     -----------

Cash flows from financing activities
  Proceeds from revolving credit borrowings and notes payable............           188,255           4,431          15,967
  Payments on revolving credit borrowings and notes payable..............           (73,728)         (8,717)        (15,967)
  Debt issue cost........................................................            (2,262)              -               -
  Proceeds from issuance of common stock.................................             1,672           1,283           2,653
  Purchase of treasury stock.............................................            (3,146)        (19,321)         (4,230)
                                                                               ------------      ----------     -----------
      Net cash provided by (used in) financing activities................           110,791         (22,324)         (1,577)
                                                                               ------------      ----------     -----------

Cash flows from investing activities
  Additions to property, plant and equipment.............................           (16,628)        (11,909)         (7,897)
  Proceeds from sale of property, plant and equipment....................             1,658              33             229
  Acquisitions of businesses, net of cash acquired.......................          (151,278)         (1,000)         (8,379)
  Proceeds from divestitures of businesses and product lines.............            29,305           3,463           1,000
  Investment in life insurance contracts.................................              (274)           (685)              -
  Other, net.............................................................                42            (153)           (176)
                                                                               ------------      ----------     -----------
      Net cash used in investing activities..............................          (137,175)        (10,251)        (15,223)
                                                                               ------------      ----------     -----------
Net increase (decrease) in cash..........................................            (4,060)         (5,187)         19,030
Cash and cash equivalents, beginning of year.............................            21,454          26,641           7,611
                                                                               ------------      ----------     -----------
Cash and cash equivalents, end of year...................................      $     17,394      $   21,454     $    26,641
-------------------------------------------------------------------------      ============      ==========     ===========

                       The accompanying notes are an integral part of the consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            ALLTRISTA CORPORATION AND SUBSIDIARIES

-------------------------------------------    ------------------------------------------------------------------------------
                                                                                                         Accumulated Other
                                                                                                         Comprehensive Loss
                                                                                                     --------------------------
(thousands of dollars and shares)                                                                      Minimum        Cumulative
                                                   Common Stock      Treasury Stock      Retained      Pension       Translation
                                                Shares     Amount   Shares    Amount     Earnings     Liability       Adjustment
-------------------------------------------    --------  --------  --------  --------    --------     ---------       ----------
Balance, December 31, 1996.................      7,969   $ 41,457     (504)  $(11,174)   $ 53,475      $  (253)        $   (38)
Net income.................................          -          -        -          -      14,837            -               -
Minimum pension liability..................          -          -        -          -           -          253               -
Stock options exercised
 and stock plan purchases..................        183      3,247        -          -           -            -               -
Shares reissued from treasury..............       (175)    (3,925)     175      3,925           -            -               -
Cumulative translation adjustment..........          -          -        -          -           -            -            (265)
Purchase of common stock...................          -          -     (186)    (4,230)          -            -               -
                                               -------    -------  -------    -------     -------      -------         -------

Balance, December 31, 1997.................      7,977     40,779     (515)   (11,479)     68,312            -            (303)
Net income.................................          -          -        -          -      15,727            -               -
Stock options exercised
 and stock plan purchases..................         69      1,494        -          -           -            -               -
Shares reissued from treasury..............        (79)    (1,779)      79      1,779           -            -               -
Cumulative translation adjustment..........          -          -        -          -           -            -            (316)
Purchase of common stock...................          -          -     (767)   (19,321)          -            -               -
                                               -------    -------  -------    -------     -------      -------         -------

Balance, December 31, 1998.................      7,967     40,494   (1,203)   (29,021)     84,039            -            (619)
Net income.................................          -          -        -          -      29,192            -               -
Stock options exercised
 and stock plan purchases..................        139      2,497        -          -           -            -               -
Shares reissued from treasury..............       (141)    (3,039)     141      3,039           -            -               -
Shares tendered for
 stock options and taxes...................          -          -      (23)      (611)          -            -               -
Cumulative translation adjustment..........          -          -        -          -           -            -             200
Purchase of common stock...................          -          -     (144)    (3,146)          -            -               -
                                               -------    -------  -------    -------     -------      -------         -------

Balance, December 31, 1999.................      7,965   $ 39,952   (1,229)  $(29,739)   $113,231      $     -         $  (419)
                                               =======    =======  =======    =======     =======      =======         ========

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                      ALLTRISTA CORPORATION AND SUBSIDIARIES

----------------------------------      ------------------------------------
 (thousands of dollars)
                                               Year ended December 31,
                                          ----------------------------------
                                             1999        1998        1997
                                          ----------  ----------  ----------
Net income............................      $29,192     $15,727     $14,837
Foreign currency translation..........          200        (316)       (265)
Minimum pension liability.............            -           -         253
                                          ----------  ----------  ----------
Comprehensive income..................      $29,392     $15,411     $14,825
                                          ==========  ==========  ==========

The accompanying notes are an integral part of the consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    ALLTRISTA CORPORATION AND SUBSIDIARIES

1. Significant Accounting Policies

Basis of Presentation
     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The consolidated financial statements include the accounts of Alltrista Corporation and its wholly and majority owned subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated upon consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

     The businesses comprising the Company have interests in metal and plastics products. See Business Segment Information (Note 2).

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

Depreciation
     Depreciation is provided on the straight-line method in amounts sufficient to amortize the cost of the assets over their estimated useful lives
(buildings -30 to 50 years; machinery and equipment - 5 to 15 years).

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

Taxes on Income
     Deferred taxes are provided for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

Fair Value and Credit Risk of Financial Instruments
     The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair market value due to the short-term maturities of these instruments. Investments in life insurance contracts are carried at surrender value, which approximates fair market value. The fair market value of long-term debt was estimated using rates currently available to the Company for debt with similar terms and maturities.

     The Company enters into interest rate swaps to manage interest rate exposures. The Company designates the interest rate swaps as hedges of underlying debt. Interest expense is adjusted to include the payment made or received under the swap agreements. The fair market value of the swap agreements was estimated based on the current market value of similar instruments.

     Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. The Company places its interest-bearing cash equivalents with major financial institutions and limits the amount of credit exposure to any one financial institution.

Stock Options
     The Company accounts for the issuance of stock options under the provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees." Accordingly, for the Company's stock option plans, no compensation cost is recognized in the consolidated statement of income because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    ALLTRISTA CORPORATION AND SUBSIDIARIES

---------------------------  --------    --------    --------
(thousands of dollars,
except per share amounts)      1999        1998       1997
--------------------------   --------    --------    --------
Net income
   As reported.............   $29,192      $15,727     $14,837
   Pro forma...............    28,899       15,464      14,612
Basic earnings per share
   As reported.............   $  4.34      $  2.22     $  2.00
   Pro forma...............      4.29         2.18        1.97
Diluted earnings per share
   As reported.............   $  4.28      $  2.19     $  1.96
   Pro forma...............      4.24         2.15        1.93

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: no dividend yield for all years, expected volatility of 25, 23 and 23 percent, risk-free interest rates of 5.4, 4.7 and 6.2 percent and expected lives of 7.5 years for all periods. The average fair value of each option granted in 1999, 1998 and 1997 was $8.62, $10.96 and $9.42, respectively.

Earnings Per Share
     Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of stock options as if they were exercised.

     A computation of earnings per share is as follows for the years ended December 31:

-------------------------------------------------  -------- -------- --------
 (thousands of dollars, except per share amounts)    1999     1998      1997
-------------------------------------------------  -------- -------- --------
Income from continuing operations................   $30,307   $17,597  $17,241
Discontinued operations..........................       (87)   (1,870)  (2,404)
Extraordinary loss from early
   extinguishment of debt........................    (1,028)        -        -
                                                    -------   -------  -------
Net income.......................................   $29,192   $15,727  $14,837
                                                    =======   =======  =======
Weighted average shares outstanding..............     6,734     7,079    7,413
Additional shares assuming
   conversion of stock options...................        85       116      145
                                                    -------   -------  -------
Weighted average shares outstanding
   assuming conversion...........................     6,819     7,195    7,558
                                                    =======   =======  =======
Basic earnings per share:

   Income from continuing operations.............   $  4.50   $  2.48  $  2.33
   Discontinued operations.......................      (.01)     (.26)    (.33)
   Extraordinary loss from early
      extinguishment of debt.....................      (.15)        -        -
                                                    -------   -------  -------
   Net income....................................   $  4.34   $  2.22  $  2.00
                                                    =======   =======  =======

Diluted earnings per share -
   assuming conversion:
   Income from continuing operations.............   $  4.44   $  2.45  $  2.28
   Discontinued operations.......................      (.01)     (.26)    (.32)
   Extraordinary loss from early
       extinguishment of debt....................      (.15)        -        -
                                                    -------   -------  -------
Net income.......................................   $  4.28   $  2.19  $  1.96
                                                    =======   =======  =======

2. Business Segment Information

     The Company is organized into two distinct segments: metal products and plastic products. The operating segments are managed by the two Group Vice Presidents who are responsible for their respective segment's performance. The Company's operating decision making group includes the Company President and the Group Vice Presidents.

     The metal products segment includes sales of zinc and consumer products. This segment provides cast zinc strip and fabricated zinc products primarily for zinc coinage and industrial applications. It also markets a line of home food preservation products, including Ball(r), Kerr(r), Bernardin(r) and Golden Harvest(r) brand home canning jars which are sourced from major commercial glass container manufacturers, home canning metal closures, and related food products, which are distributed through a wide variety of retail outlets.

     The plastic products segment produces injection molded plastic products used in medical, pharmaceutical and consumer products and industrial thermoformed plastic parts for appliances, manufactured housing, recreational vehicles, heavy trucking, agricultural, portable toilet, recreational and construction products. Effective May 24, 1999, the multi-layer plastic sheet and formed container product lines were sold (see Note 4).

     Net sales, operating earnings, assets employed in operations, capital expenditures, and depreciation and amortization by segment are summarized as follows:

                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          ALLTRISTA CORPORATION AND SUBSIDIARIES

---------------------------------------------------------    ----------    ----------    ----------
(thousands of dollars)                                          1999          1998          1997
---------------------------------------------------------    ----------    ----------    ----------
Net sales:
    Metal products:
        Consumer products................................      $123,473      $ 89,710     $ 79,573
        Zinc products....................................        58,732        51,679       60,291
                                                               --------      --------     --------
           Total metal products..........................       182,205       141,389      139,864
                                                               --------      --------     --------
    Plastic products:
        Industrial thermoformed parts(3).................       108,441        38,559       27,297
        Injection molded products........................        38,511        36,100       30,434
        Plastic packaging................................        12,907        28,100       42,051
                                                               --------      --------     --------
           Total plastic products........................       159,859       102,759       99,782
                                                               --------      --------     --------
    Intercompany.........................................          (627)         (102)           -
                                                               --------      --------     --------
            Total net sales..............................      $341,437      $244,046     $239,646
---------------------------------------------------------      ========      ========     ========
Operating earnings:
    Metal products.......................................      $ 29,468      $ 23,037     $ 21,101
    Plastic products(1)..................................        10,680         8,338       10,728
    Intercompany.........................................           (69)            -            -
    Unallocated corporate expenses.......................        (1,597)       (1,171)      (1,729)
                                                               --------      --------     --------
        Total operating earnings.........................        38,482        30,204       30,100
    Interest expense, net................................        (8,395)       (1,822)      (2,256)
    Gain on sale of plastic packaging product line.......        19,678             -            -
                                                               --------      --------     --------
        Income from continuing operations before taxes...      $ 49,765      $ 28,382     $ 27,844
---------------------------------------------------------      ========      ========     ========
Assets employed in operations:
    Metal products.......................................      $ 96,588      $ 76,249     $ 66,274
    Plastic products.....................................       207,656        55,171       53,364
                                                               --------      --------     --------
        Total assets employed in operations..............       304,244       131,420      119,638
    Discontinued operations..............................             -             -        7,842
    Corporate(2).........................................        34,507        34,411       39,097
                                                               --------      --------     --------
        Total assets.....................................      $338,751      $165,831     $166,577
---------------------------------------------------------      ========      ========     ========
Capital expenditures:
    Metal products.......................................      $  9,600      $  5,974     $  3,297
    Plastic products.....................................         6,770         5,674        3,983
    Discontinued operations..............................             -             -          518
    Corporate............................................           258           261           99
                                                               --------      --------     --------
        Total capital expenditures.......................      $ 16,628      $ 11,909     $  7,897
---------------------------------------------------------      ========      ========     ========
Depreciation and amortization:
    Metal products.......................................      $  4,561      $  3,439     $  3,580
    Plastic products.....................................        12,316         6,540        6,089
    Discontinued operations..............................             -           283          523
    Corporate............................................           820           286          193
                                                               --------      --------     --------
        Total depreciation and amortization..............      $ 17,697      $ 10,548     $ 10,385
---------------------------------------------------------      ========      ========     ========

(1) Operating earnings for 1999 and 1998 include pre-tax charges of $2.3 million and $1.3 million, respectively, to exit plants.
(2) Corporate assets primarily include cash and cash equivalents, amounts related to benefit plans, deferred tax assets and corporate facilities and equipment.
(3) Includes the net sales of Triangle Plastics effective April 25, 1999 (see
    Note 4).

     The Company's major customers are located within the United States and Canada. Net sales of the Company's products in Canada, including home food preservation products, coinage and thermoformed plastic truck components were $35.7 million, $20.1 million and $16.5 million in 1999, 1998 and 1997, respectively. Long-lived assets located outside the United States and net sales outside of the United States and Canada are not material.

3. Inventories

Inventories were comprised of the following at December 31:

--------------------------------------------     -------     -------
(thousands of dollars)                            1999        1998
--------------------------------------------     -------     -------
Raw materials and supplies..................     $17,155     $ 8,589
Work in process.............................       9,400       8,080
Finished goods..............................      31,353      21,612
                                                 -------     -------
   Total inventories........................     $57,908     $38,281
--------------------------------------------     =======     =======

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    ALLTRISTA CORPORATION AND SUBSIDIARIES

4. Acquisitions and Divestitures

     Effective April 25, 1999, the Company acquired the net assets of Triangle Plastics, Inc. and its TriEnda subsidiary ("Triangle Plastics") for $148.0 million in cash plus acquisition costs. The transaction was accounted for as a purchase. The purchase price was allocated to the assets purchased and liabilities assumed based on their estimated fair values as of the date of acquisition. The purchase price in excess of the fair value of assets purchased and liabilities assumed of $95.9 million has been allocated to goodwill and is being amortized over a 20-year period. Triangle Plastics manufactures heavy gauge industrial thermoformed parts for original equipment manufacturers in a variety of industries, including the heavy trucking, agricultural, portable toilet, recreational and construction markets. TriEnda produces plastic thermoformed products for material handling applications. Triangle Plastics employs approximately 1,000 people and has a technical center and five production facilities located in Florida, Iowa, Tennessee and Wisconsin. Triangle Plastics had net sales of $114.1 million in 1998. The consolidated financial statements include Triangle Plastics' operating results from the date of acquisition.

     On December 21, 1999, the Company acquired a 51 percent equity interest in Microlin, LLC ("Microlin") from Elkem Metals Advanced Products Corporation. Microlin, located in Salt Lake City, Utah, is a developer of proprietary battery technology. The initial cash outlay for this investment was $1.5 million, with the purchase price and agreement to fund working capital needs over the next several years not expected to exceed $4 million. The Company is the operating shareholder of Microlin as it moves to commercializing patented battery technology in consumer, healthcare, veterinary and industrial markets. The batteries will utilize zinc-based materials produced by the Company.

     Effective May 24, 1999, the Company sold its plastic packaging product line, which produced coextruded high-barrier plastic sheet and containers for the food processing industry, for $28.7 million in cash. This transaction resulted in a gain of $19.7 million. Proceeds from the sale were used for debt repayment. The Company's sales from this product line were $12.9 million, $28.1 million and $42.1 million in 1999, 1998 and 1997, respectively.

     Effective September 28, 1998, the Company sold the assets of LumenX, its x-ray inspection equipment business, for $3.2 million. As a result of the sale, the Company's consolidated financial statements and the notes thereto report this business as a discontinued operation. LumenX had net sales of $7.2 million and $15.5 million in 1998 and 1997, respectively.

     On September 30, 1997, the Company sold the machine vision inspection equipment product line of LumenX to Pressco Technology Inc. ("Pressco"). The sale, which consisted primarily of inventory, fixed assets and intangibles, was for $1.0 million in cash and future consideration based upon Pressco's future sales of vision inspection equipment to the container industry.

     On May 19, 1997, the Company purchased certain assets and assumed certain liabilities of Viking Industries ("Viking Plastics"), an Arkansas-based producer of large thermoformed plastic products sold to the manufactured housing and recreational vehicle industries. The acquisition was accounted for as a purchase. To date, the Company has paid $9.4 million and may pay an additional $4.0 million based upon incremental sales over the next two years. The purchase price was allocated to the assets purchased and liabilities assumed based on their estimated fair values as of the date of acquisition. The purchase price in excess of the fair value of assets purchased and liabilities assumed of $6.2 million is being amortized over a 20-year period. Any additional payments made by the Company will be recorded as goodwill. The impact of including the financial results of Viking Plastics on a pro forma basis would not have been material.

5. Debt and Interest

     The Company financed the acquisition of Triangle Plastics with a new $250 million credit facility consisting of a six year $150 million term loan and a $100 million revolving credit facility. All borrowings mature on March 31, 2005. The agreement contains certain guarantees and financial covenants including minimum net worth requirements, minimum fixed charge coverage ratios and maximum financial leverage ratios.

     The term loan requires quarterly payments of principal escalating from $15 million in the first year to $30 million in the fifth and sixth years. Interest on the term loan is based upon fixed increments over the adjusted London Interbank Offered Rate or the agent bank's alternate borrowing rate as defined in the agreement. The Company's interest rate on the term loan outstanding borrowings at December 31, 1999 was 7.69%, exclusive of the effects of the interest rate swap (see below).

     Because the interest rates applicable to the term loan are based on floating rates identified by reference to market rates, the fair market value of the long-term debt as of December 31, 1999 approximates its carrying value. Market changes in the credit risk component of the rate that could influence the term loan's fair market value were negligible as of December 31, 1999.

     Interest on borrowings under the $100 million revolving credit facility are based upon fixed increments over the adjusted London Interbank Offered Rate or the agent bank's alternate borrowing rate as defined in the agreement. The

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    ALLTRISTA CORPORATION AND SUBSIDIARIES

agreement also requires the payment of commitment fees on the unused balance. No borrowings were outstanding as of December 31, 1999 under this agreement.

   As part of the new financing, the Company paid off $25.7 million of existing debt. The Company incurred a $1.7 million pretax ($1.0 million after tax) prepayment charge in connection with the payoff. The charge is reported as an extraordinary loss on the Consolidated Statement of Income. As of December 31, 1998, the fair market value of this debt was $27.1 million.

   In May 1999, the Company entered into a three-year interest rate swap with an initial notional value of $90 million. The swap effectively fixes the interest rate on approximately 60% of the Company's term debt at a maximum rate of 7.48% for the three-year period. The fair market value of the swap as of December 31, 1999 was approximately $1.4 million.

   The Company assumed $521,000 of low interest rate loans in connection with the Triangle acquisition. These loans fully amortize by December 2002. In December 1999, the Company borrowed an additional $995,000 under the same low-interest rate loan program for a period of five years.

   Maturities on long-term debt over the next five years are $19.1 million in 2000, $26.0 million in 2001, $27.8 million in 2002, $29.6 million in 2003 and
$30.2 million in 2004.

  Interest paid on the Company's borrowings during the years ended December 31, 1999, 1998 and 1997 was $8.3 million, $2.4 million and $2.5 million, respectively.

6. Pro forma Financial Information

   The following unaudited pro forma information presents a summary of consolidated results of operations of the Company as if the acquisition of Triangle Plastics and the disposal of the plastic packaging product line had occurred at the beginning of each period presented. Pro forma adjustments give effect to an increase in goodwill amortization, an increase in depreciation expense due to recording the fixed assets of Triangle Plastics at fair value, an increase in interest expense related to the acquisition financing, removal of the gain on sale of the plastic packaging product line and removal of the extraordinary loss from the early extinguishment of debt. The pro forma adjustments do not reflect any benefits from operational synergies that may result from the acquisition of Triangle Plastics.

--------------------------------------   ---------   --------
(thousands of dollars,
except per share amounts)                   1999       1998
--------------------------------------   ---------   --------
Net sales.............................   $365,021    $330,001
Income from continuing operations.....     16,017      16,172
Net income............................     15,930      14,302
Diluted earnings per share:
   Income from continuing operations..   $   2.35    $   2.25
   Net income.........................   $   2.34    $   1.99
--------------------------------------   ========    ========

7. Costs to Exit Facilities

   In October 1999, management initiated a plan to exit the Company's plastic thermoforming facility in El Dorado, Arkansas. Operations in this facility ceased in January 2000 and were moved to the Company's Auburndale, Florida facility. The estimated total cost to exit the facility is $2.3 million and includes a $0.8 million loss on the sale and disposal of equipment, $0.6 million in future lease obligations, net of assumed sublease revenue and $0.9 million in other costs consisting primarily of employee severance, consulting and employment obligations and other related fees. The Company expects to ultimately use $1.0 million of cash related to these actions. In addition to the $2.3 million charge, the Company anticipates spending approximately $0.5 million to dismantle, transport and set up the equipment and the rest of the operation in the new facility.

   In July 1998, management initiated a plan to exit the Company's plastic injection molding facility in Arecibo, Puerto Rico. Operations in this facility ended in January 1999. Certain equipment was sold in February 1999. The total cost to exit the facility was $1.3 million which included the $0.7 million write down of the equipment and $0.6 million in other costs consisting primarily of employee severance and costs to return the leased facility to its original condition. Approximately $1.3 million of cash was generated from this action.

8. Taxes on Income

   The components of the provision for income taxes attributable to continuing operations were as follows for the years ended December 31:

----------------------------------        -------   -------  -------
 (thousands of dollars)                     1999      1998    1997
----------------------------------        -------   -------  -------
Current income tax expense:
    U.S. federal...................       $19,233     8,562    9,769
    Foreign........................           960     1,137      806
    State and local................         2,880     1,287    1,382
                                          -------   -------  -------

        Total......................        23,073    10,986   11,957
                                          -------   -------  -------

Deferred income tax benefit:
    U.S. federal...................        (3,635)     (148)  (1,162)
    State, local and other.........          (580)      (53)    (192)
                                          -------   -------  -------

        Total......................        (4,215)     (201)  (1,354)
                                          -------   -------  -------

Income tax benefit applied
        to reduce goodwill.........           600         -        -
                                          -------   -------  -------
Total provision for
        income taxes...............       $19,458   $10,785  $10,603
-----------------------------------       =======   =======  =======

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    ALLTRISTA CORPORATION AND SUBSIDIARIES


   Foreign pre-tax income was $1.0 million, $2.8 million and $2.1 million in 1999, 1998 and 1997, respectively.

   Deferred tax liabilities (assets) are comprised of the following at December 31:

--------------------------------------           --------        -------
(thousands of dollars)                            1999            1998
--------------------------------------           --------        -------
Property, equipment and intangibles...           $ 17,448        $ 3,880
Other.................................                357            483
                                                 --------        -------
    Gross deferred tax liabilities....             17,805          4,363
                                                 --------        -------
Accounts receivable allowances........               (663)          (413)
Inventory valuation...................             (1,978)        (1,294)
Compensation and benefits.............             (6,191)        (5,036)
Other.................................             (3,902)        (1,850)
                                                 --------        -------
    Gross deferred tax assets.........            (12,734)        (8,593)
                                                 --------        -------
Net deferred tax (asset)liability.....           $  5,071        $(4,230)
--------------------------------------           ========        =======


   At December 31, 1999 and 1998, there were no valuation allowances for deferred tax assets as management believes it is more likely than not that they will be realized through future taxable earnings or alternative tax strategies.

   The difference between the federal statutory income tax rate and the Company's effective income tax rate as a percentage of income from continuing operations is reconciled as follows:

------------------------------------   ------   ------  ------
                                        1999     1998    1997
------------------------------------   ------   ------  ------
Federal statutory tax rate..........    35.0%   35.0%   35.0%
Increase in rates resulting from:
        State and local taxes, net..     3.0     2.9     2.9
        Other.......................     1.1      .1      .2
                                        -----   -----   -----
Effective income tax rate...........    39.1%   38.0%   38.1%
------------------------------------    =====   =====   =====

   The income tax expense or benefit from discontinued operations differs from an expense or benefit calculated using the federal statutory tax rate primarily due to state income taxes and the amortization of intangible assets.

   Total income tax payments made by the Company during the years ended December 31, 1999, 1998 and 1997 were $23.2 million, $8.2 million and $9.8 million, respectively.

   As of December 31, 1999, the Company's foreign subsidiaries had $1.8 million of distributable earnings, exclusive of amounts that if remitted in the future would result in little or no tax under current laws. No provision for U.S. or state income taxes has been made for these earnings as the Company considers these earnings to be indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability on these undistributed earnings is not practicable.

9. Retirement and Other Employee Benefit Plans

   The Company has multiple defined contribution retirement plans which qualify under section 401(k) of the Internal Revenue Code. The Company's contributions to these retirement plans were $1.9 million, $1.8 million and $1.8 million, respectively, in the years ended December 31, 1999, 1998 and 1997.

   The Company also maintains a defined benefit pension plan for certain of its hourly employees. The components of net periodic pension expense for the years ended December 31, 1999, 1998 and 1997 are as follows:

-------------------------------         ------   ------    ------
(thousands of dollars)                  1999      1998      1997
-------------------------------         -----    ------    ------
Service cost of benefits
     earned during the period..      $   291    $   253    $   254
Interest cost on projected
    benefit obligation.........          807        727        685
Investment gain on plan assets.       (1,670)    (1,192)    (1,649)
Net amortization and deferral..          802        368        959
                                     -------    -------    -------
Net periodic pension expense...      $   230    $   156    $   249
-------------------------------      =======    =======    =======

   The following table is a reconciliation of the benefit obligation and the fair value of plan assets as of December 31, 1999 and 1998:

-------------------------------                       -------         -------
 (thousands of dollars)                                1999            1998
-------------------------------                       -------         -------
Change in benefit obligation:
    Benefit obligation at beginning of year....       $12,100         $10,130
    Service cost...............................           291             253
    Interest cost..............................           807             727
    Amendments.................................             -             484
    Actuarial loss (gain)......................        (1,397)            706
    Benefits paid..............................          (260)           (200)
                                                      -------         -------
    Benefit obligation at end of year..........        11,541          12,100
                                                      -------         -------

Change in plan assets:
    Fair value of plan assets at
        beginning of year......................        10,739           9,799
    Actual return on plan assets...............         1,670           1,192
    Company contributions......................             -               -
    Benefits paid..............................          (322)           (252)
                                                      -------         -------
    Fair value of plan assets at end of year...        12,087          10,739
                                                      -------         -------

    Funded status..............................           546          (1,361)
    Unrecognized net transitional asset........           (10)            (18)
    Unrecognized prior service cost............           840             934
    Unrecognized net loss......................        (1,598)            452
                                                      -------         -------
    Prepaid benefit cost.......................       $  (222)        $     7
-----------------------------------------------       =======         =======

   The actuarial assumptions used to compute the funded status of the plan include a discount rate of 7.50% and 6.75% in 1999 and 1998, respectively, and an expected long-term rate of return on assets of 9.0% in both 1999 and 1998. The change in the discount rate assumption had an immaterial effect on the funded status of the plan.

   The Company also provides certain postretirement medical and life insurance benefits for a portion of its non-union employees.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    ALLTRISTA CORPORATION AND SUBSIDIARIES


   The components of net periodic postretirement benefit expense for the years ended December 31, 1999, 1998 and 1997 are as follows:

-----------------------------------     ------  -----   -----
(thousands of dollars)                  1999    1998    1997
-----------------------------------     ------  -----   ----
Service cost of benefit earned.....     $ 67    $ 74    $ 73
Interest cost on liability.........      105     111     102
Net amortization and deferral......        2      (4)     (7)
                                        ----    ----    ----
    Net postretirement benefit cost     $174    $181    $168
-----------------------------------     ====    ====    ====

   The status of the Company's unfunded postretirement benefit obligation at December 31, 1999 and 1998 follows:

---------------------------------------------       ------------  ----------
 (thousands of dollars)                                 1999         1998
---------------------------------------------       ------------  ----------
Change in benefit obligation:
    Benefit obligation at beginning of year..           $1,805      $1,579
    Service cost.............................               67          74
    Interest cost............................              105         111
    Curtailment adjustment...................             (271)          -
    Actuarial loss (gain)....................             (213)         88
    Benefits paid............................              (47)        (47)
                                                        ------      ------
    Benefit obligation at end of year........            1,446       1,805
    Unrecognized prior service cost..........              (53)        (56)
    Unrecognized net loss....................              430         188
                                                        ------      ------
    Accrued benefit cost.....................           $1,823      $1,937
---------------------------------------------           ======      ======

   The assumed discount rate used to measure the benefit obligation was changed to 7.50% as of December 31, 1999 from 6.75% as of December 31, 1998. This change in assumption had an immaterial effect on the benefit obligation. Increases in health care costs would not materially impact the benefit obligation or the annual service and interest costs recognized as benefits under the medical plan consist of a defined dollar monthly subsidy toward the retiree's purchase of medical insurance for the majority of employees covered.

   The Company has a deferred compensation plan that permits eligible employees to defer a specified portion of their compensation. The deferred compensation earns rates of return as specified in the plan. As of year end 1999 and 1998, the Company had accrued $6.5 million and $6.0 million, respectively, for its obligations under this plan. Interest expense on this obligation was $0.7 million in 1999 and $0.5 million in 1998. To effectively fund this obligation, in December 1996 the Company purchased variable rate life insurance contracts. Proceeds from the insurance contracts are payable to the Company upon the death of the participants. The cash surrender value of these contracts included in Other Assets was $6.7 million and $5.8 million as of the years ended 1999 and 1998, respectively.

10.  Stock Plans

   The Company maintains a long-term equity plan that allows for grants of stock options, restricted stock, stock equivalent units, stock appreciation rights and other stock-related forms of incentive compensation. As of December 31, 1999, there were 101,053 shares available for grant under the long-term equity plan.

   Stock options are granted to key employees and non-employee directors. The stock option price will not be less than the fair market value of the Company's common stock on the date of grant. Payment must be made at the time of exercise in cash or with shares of stock owned by the option holder (which are valued at fair market value on the exercise date). Options granted to employees terminate ten years from date of grant and become exercisable in four equal installments commencing one year from grant. Options granted to non-employee directors terminate ten years from the date of grant and become exercisable one year from the grant date.

   A summary of stock option activity for the years ended December 31, 1999 and 1998 is as follows:

                                                               1999                                     1998
                                               ---------------------------------------   ---------------------------------------
                                                          Weighted Avg.                           Weighted Avg.
                                                 Shares   Option Price    Price Range     Shares  Option Price     Price Range
                                                --------  ------------- --------------   -------- -------------  ---------------
Outstanding at beginning of year.............    358,840     $17.44     $10.70-$27.938   374,061     $16.55       $10.70-$24.125
New options granted..........................     28,000      20.20      19.75-21.25      27,800      27.74        27.00-27.938
Exercised....................................    (95,265)     13.77      10.70-27.00     (25,936)     12.27        10.70-22.25
Canceled.....................................    (15,465)     20.69      10.70-27.938    (17,085)     22.59        19.625-27.938
                                                 -------                                 -------
Outstanding at end of year...................    276,110      18.81      10.89-27.939    358,840     17.44         10.70-27.938

Exercisable at end of year...................    211,435     $17.78     $10.89-27.939    270,887    $15.55        $10.70-$24.125
Reserved for future grants...................    128,447        -             -          140,982       -               -

Significant option groups outstanding at December 31, 1999 and related weighted average price and life information follows:

                    Options       Weighted average       Options        Weighted average        Weighted average
Exercise Price    outstanding     exercise price         exercisable     exercise price        remaining life (years)
--------------    -----------     ----------------       -----------    -----------------      -----------------------
$22.25-$27.94        56,400           $24.38              44,179              $23.39                  6.4
 18.75-21.50        128,524            20.79              76,070               20.76                  6.75
 10.89-13.25         91,186            12.58              91,186               12.58                  2.36

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    ALLTRISTA CORPORATION AND SUBSIDIARIES

   The Company also grants restricted stock to key employees. Restrictions under the plan lapse at a rate of 20% per year commencing one year from grant. The company granted 6,950, 9,500 and 14,000 shares in 1999, 1998 and 1997 respectively.

   The Company also maintains an employee stock purchase plan whereby the Company contributes 20% of each participating employee's monthly payroll deduction, up to $500. The Company contributed $166,000, $156,000, and $164,000, to the plan in 1999, 1998 and 1997, respectively.

   Additionally, the Company maintains a performance share plan designed to reward key employees for their contributions to the Company's growth and success. Performance awards are in the form of stock equivalent units, which entitle the participant to receive a specified number of common shares, contingent on the attainment of specified performance objectives for the applicable multi-year performance period and the satisfaction of other criteria. To date, no common shares have been issued under this plan.

11. Lease Commitments

   The Company has commitments under operating leases, certain of which extend through 2008. These commitments total $3.2 million in 2000, $3.1 million in 2001, $2.9 million in 2002, $2.8 million in 2003, $2.2 million in 2004 and $3.0 million in total for all later years. Total lease expense was $3.5 million in 1999, $1.6 million in 1998 and $1.1 million in 1997.

12. Contingencies

   Related to the Viking Plastics purchase (see Note 4), the Company has paid $9.4 million to date and, in accordance with the terms of the asset purchase agreement and subsequent amendment, could pay up to an additional $4.0 million based upon incremental sales over the next two years. The former owner has initiated arbitration proceedings in an effort to accelerate payment of the additional $4.0 million.

   The Company has been named a defendant in a lawsuit with respect to a royalty agreement, whereby the licensee believes the Company is obligated to extend a paid-up royalty-free license to the plaintiff. The plaintiff (licensee) alleges damages in excess of $500,000. In addition, at December 31, 1999, the Company had a receivable of approximately $716,000 recorded in its consolidated balance sheet for royalties due from the licensee. The Company is prepared to vigorously defend the action and pursue collection of its remaining receivable; however, collection of the receivable and future royalties is dependent upon the ultimate outcome of the lawsuit. In accordance with the terms of the Triangle Plastics asset purchase agreement, the former owner is obligated to pay the first $500,000 of defense costs related to this action, of which $187,000 has been incurred through December 31, 1999.

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

13. Quarterly Stock Prices (Unaudited)

   Quarterly sales prices for the Company's common stock, as reported on the composite tape, were as follows:

-------------------------  ------- ------- ------- -------
                           First   Second  Third   Fourth
                           Quarter Quarter Quarter Quarter
-------------------------  ------- ------- ------- -------
1999
High.....................  25 15/16 34      33 5/8  26 3/8
Low......................  19 1/2   19 7/16 24 5/8  20 9/16
-------------------------  -------- ------- ------- -------
1998
-------------------------  -------- ------- ------- -------
High.....................  29 1/4   28 3/4  27 5/8  25
Low......................  26 7/8   24 1/4  19 3/4  19
-------------------------  -------- ------- ------- -------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    ALLTRISTA CORPORATION AND SUBSIDIARIES

Quarterly Results of Operations (Unaudited)


                                                        -------         --------         --------     -------     --------
                                                        First           Second           Third        Fourth
(thousands of dollars except per share amounts)         Quarter         Quarter          Quarter      Quarter      Total
-----------------------------------------------         -------         --------         --------     -------     --------
1999
-----------------------------------------------         -------          --------        --------     -------     --------
Net sales...................................            $51,634          $109,240        $107,659     $72,904     $341,437
                                                        -------          --------        --------     -------     --------
Gross profit................................             12,293            33,605          33,697      20,677      100,272
                                                        -------          --------        --------     -------     --------
Net income from continuing operations.......              1,963            20,364(1)        7,813         167(2)    30,307
                                                        -------          --------        --------     -------     --------
Net income (loss)...........................              2,099            19,336           7,813         (56)      29,192
                                                        -------          --------        --------     -------     --------
Basic earnings (loss) per share:
   Income from continuing operations........            $   .29          $   3.03        $   1.16     $   .02     $   4.50
                                                        -------          --------        --------     -------     --------
   Net income (loss)........................            $   .31          $   2.88        $   1.16     $  (.01)    $   4.34
                                                        -------          --------        --------     -------     --------
Diluted earnings (loss) per share:
   Income from continuing operations........            $   .29          $   2.99        $   1.14     $   .02     $   4.44
                                                        -------          --------        --------     -------     --------
   Net income (loss)........................            $   .31          $   2.84        $   1.14     $  (.01)    $   4.28
--------------------------------------------            =======          ========        ========     =======     ========
1998
--------------------------------------------            -------          --------        --------     -------     --------
Net sales...................................            $43,126          $ 82,068        $ 72,646     $46,206     $244,046
                                                        -------          --------        --------     -------     --------
Gross profit................................             10,153            25,084          23,182      11,294       69,713
                                                        -------          --------        --------     -------     --------

Net income from continuing operations.......              1,587             6,844           7,177(3)    1,989       17,597
                                                        -------          --------        --------     -------     --------

Net income..................................              1,656             6,581           5,501       1,989       15,727
                                                        -------          --------        --------     -------     --------

Basic earnings per share:
    Income from continuing operations.......            $   .22          $    .94        $   1.03     $   .30     $   2.48
                                                        -------          --------        --------     -------     --------

    Net income..............................            $   .23          $    .90        $    .79     $   .30     $   2.22
                                                        -------          --------        --------     -------     --------
Diluted earnings per share:
    Income from continuing operations.......            $   .21          $    .93        $   1.01     $   .29     $   2.45
                                                        -------          --------        --------     -------     --------
    Net income..............................            $   .22          $    .89        $    .78     $   .29     $   2.19
--------------------------------------------            =======          ========        ========     =======     ========
1997
--------------------------------------------            -------          --------        --------     -------     --------
Net sales...................................            $41,363          $ 74,120        $ 75,656     $48,507     $239,646
                                                        -------          --------        --------     -------     --------
Gross profit................................              9,387            22,898          23,809       9,901       65,995
                                                        -------          --------        --------     -------     --------
Net income from continuing operations.......              1,509             6,836           7,045       1,851       17,241
                                                        -------          --------        --------     -------     --------
Net income..................................              1,433             6,812           4,939       1,653       14,837
                                                        -------          --------        --------     -------     --------
Basic earnings per share:
    Income from continuing operations.......            $   .20          $    .93        $    .95     $   .25     $   2.33
                                                        -------          --------        --------     -------     --------
    Net income..............................            $   .19          $    .93        $    .67     $   .22     $   2.00
                                                        -------          --------        --------     -------     --------
Diluted earnings per share:
    Income from continuing operations.......            $   .20          $    .91        $    .94     $   .25     $   2.28
                                                        -------          --------        --------     -------     --------
    Net income..............................            $   .19          $    .91        $    .66     $   .22     $   1.96
--------------------------------------------            =======          ========        ========     =======     ========

(1) Includes a $12.2 million gain (net of tax) on the sale of the Company's plastic packaging product line.
(2) Includes $1.4 million of costs (net of tax) associated with the exit of a plastics thermoforming facility.
(3) Includes $0.8 million of costs (net of tax) associated with the exit of a plastics injection molding facility.

Note: Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    ALLTRISTA CORPORATION AND SUBSIDIARIES

Six-Year Review of Selected Financial Data
-------------------------------------------------------------------------------------------------------------------
Year ended December 31, (thousands of dollars, except
  per share amounts)                                   1999      1998       1997      1996        1995      1994
----------------------------------------------------- --------  --------   --------  ---------   --------  --------
Statement of Income Data
Net sales............................................ $341,437  $244,046   $239,646  $208,498    $201,658  $187,525
Earnings before interest and taxes(b)(c)(d)..........   38,482    30,204     30,100    27,803      24,018    25,904
Income from continuing operations(a).................   30,307    17,597     17,241    15,404      12,623    13,952
Gain (loss) from discontinued operations.............      (87)   (1,870)    (2,404)     (894)     (1,124)    2,176
Extraordinary loss from early
  extinguishment of debt
  (net of income taxes)..............................   (1,028)        -          -         -           -         -
                                                      --------  --------   --------  --------    --------  --------
Net income(a)(b)(c)(d)............................... $ 29,192  $ 15,727   $ 14,837  $ 14,510    $ 11,499  $ 16,128
                                                      ========  ========   ========  ========    ========  ========
Basic earnings per share:
  Income from continuing operations.................. $   4.50  $   2.48   $   2.33  $   1.99    $   1.62  $   1.84
  Gain (loss) from discontinued operations...........     (.01)     (.26)      (.33)     (.11)       (.15)      .29
  Extraordinary loss from early
    extinguishment of debt
    (net of income taxes)............................     (.15)        -          -         -           -         -
                                                      --------  --------   --------  --------    --------  --------
                                                      $   4.34  $   2.22   $   2.00  $   1.88    $   1.47  $   2.13
                                                      ========  ========   ========  ========    ========  ========
Diluted earnings per share:
  Income from continuing operations.................. $   4.44  $   2.45   $   2.28  $   1.95    $   1.58  $   1.79
  Gain (loss) from discontinued operations...........     (.01)     (.26)      (.32)     (.11)       (.14)      .28
  Extraordinary loss from early
    extinguishment of debt
    (net of income taxes)............................     (.15)        -          -         -           -         -
                                                      --------  --------   --------  --------    --------  --------
                                                      $   4.28  $   2.19    $  1.96  $   1.84    $   1.44  $   2.07
                                                      ========  ========   ========  ========    ========  ========
Balance Sheet Data (at end of year)
Total assets......................................... $338,751  $165,831   $166,577  $154,079    $162,650  $156,725
Property, plant and equipment, net...................   89,866    46,856     45,010    45,660      56,083    59,040
Goodwill, net........................................  115,276    24,548     24,947    20,549       7,534     8,219
Long-term debt.......................................  121,060    21,429     25,714    30,000      30,000    30,000

(a) The year ended December 31, 1999 includes a $19.7 million pretax ($12.2 million after tax) gain on the sale of the Company's plastic packaging product line.
(b) The year ended December 31, 1999 includes a $2.3 million pretax charge to exit a plastic thermoforming facility in El Dorado,
    Arkansas.
(c) The year ended December 31, 1998 includes a $1.3 million pretax charge to exit a plastic injection molding facility in Arecibo,
    Puerto Rico.
(d) The year ended December 31, 1995 includes a $2.4 million pretax charge to write-off assets related to a discontinued zinc product development project.

   Management's Responsibilty for Financial Statements

   The management of the company is responsible for the preparation of the consolidated financial statements and the related financial data contained in this report. The financial statements are prepared in conformity with generally accepted accounting principles.

   The integrity and objectivity of the data in this report, including required estimates and judgements, are the responsibility of management. Management maintains a system of internal controls to provide reasonable assurance of compliance with company policies and procedures and the safeguard of assets.

   The board of directors pursues its responsibility for these financial statements through its audit committee, which meets periodically with management and the independent auditors, to assure that each is carrying out its responsibilities. The independent auditors meet with the audit committee of the company's board of directors, with and without management representatives present, to discuss the scope and results of their audits, their comments on the adequacy of internal accounting controls and the quality of financial reporting.


/s/ Kevin D. Bower

Kevin D. Bower
Senior Vice President
  and Chief Financial Officer
February 2, 2000



Report of Independent Auditors
Board of Directors and Shareholders
Alltrista Corporation and Subsidiaries

   We have audited the accompanying consolidated balance sheets of Alltrista Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the two years ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Alltrista Corporation for the year ended December 31, 1997, prior to the modifications described below, were audited by other auditors whose report dated January 30, 1998 expressed an unqualified opinion on those statements.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

   In our opinion, the 1999 and 1998 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alltrista Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

   We also audited the adjustments to reflect the discontinued operation described in Note 4 that were made to recast the 1997 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. Further, we have audited the Business Segment Information footnote for 1997. In our opinion, the segmental information has been presented in accordance with Statement of Financial Accounting Standards Number 131, Disclosures about Segments of an Enterprise and Related Information.

/s/ Ernst & Young LLP

Indianapolis, Indiana
February 2, 2000

                       DIRECTORS AND COPRORATE OFFICERS
                             ALLTRISTA CORPORATION

Directors
Thomas B. Clark (3) (4)
President & Chief Executive Officer
Alltrista Corporation
Indianapolis, Indiana

Douglas W. Huemme (3) (4)
Chairman, President & Chief Executive Officer
Lilly Industries, Inc. (NYSE: LI)
Indianapolis, Indiana

Richard L. Molen (2) (3) (4)
Retired Chairman, President & Chief Executive Officer
Huffy Corporation (NYSE: HUF)
Miamisburg, Ohio

William L. Peterson (1) (2)
Chairman of the Board
Retired President & Chief Executive Officer
Alltrista Corporation
Muncie, Indiana

Lynda Watkins Popwell (1) (3)
Retired President
Carolina Eastman Division
Eastman Chemical Company (NYSE: EMN)
Columbia, South Carolina

Patrick W. Rooney (2) (3)
Chairman, President & Chief Executive Officer
Cooper Tire & Rubber Company (NYSE: CTB)
Findlay, Ohio

David L. Swift (1) (2) (4)
Former Chairman, President & Chief Executive Officer
Acme-Cleveland Corporation
Cleveland, Ohio

Robert L. Wood
Business Vice President, Polyurethanes
The Dow Chemical Company (NYSE: DOW)
Midland, Michigan

(1) Audit Committee
(2) Executive Compensation Committee
(3) Nominating Committee
(4) Strategy Committee

Corporate Officers

Thomas B. Clark (23)
President & Chief Executive Officer

Kevin D. Bower (7)
Senior Vice President & Chief Financial Officer

Jerry T. McDowell (29)
Group Vice President, Metal Products

John F. Zappala (1)
Group Vice President, Plastic Products

Angela K. Knowlton (6)
Vice President, Finance  & Treasurer

J. David Tolbert (12)
Vice President, Human Resources & Administration

Garnet E. King (18)
Corporate Secretary
(Years of service)

CORPORATE INFORMATION

Corporate Headquarters
Alltrista Corporation
Suite 440
5875 Castle Creek Parkway, North Drive
Indianapolis, IN 46250-4330
Telephone: 317.577.5000 Fax: 317.577.5001

Stock Transfer Agent and Registrar
General Shareholder Correspondence: First Chicago Trust Company, a division of EquiServe, P.O. Box 2500, Jersey City, NJ 07303-2500. Transfer of Stock
Ownership: EquiServe, P.O. Box 2589, Jersey City, NJ 07303-2506. Operators are available Monday-Friday, 8:30 a.m. to 7 p.m. EST. An interactive automated phone system is available 24 hours a day. In the U.S., 1.800.446.2617; outside the U.S., 1.201.324.0498; TDD/TTY for the hearing impaired, 1.201.222.4955. E-mail is fctc@em.fcnbd.com. Internet site is http://www.equiserve.com.

Duplicate Copies
If you receive duplicate copies of annual or quarterly reports, extras may be eliminated by requesting only one copy be sent. Send labels or information indicating which name you wish to keep on the list and which names should be deleted to the stock transfer agent.

Annual Meeting
Alltrista Corporation's 2000 annual meeting will, like prior years, be held solely to report the results of voting on those matters listed in the proxy statement sent to all shareholders. There will be no other business transacted, and it is not anticipated that any directors or senior executives will be in attendance. The meeting to count votes will be at 8 a.m. (EST) on May 5, 2000, at the corporate headquarters. A written report of the vote will be mailed to shareholders immediately following the meeting.

Form 10-K
A copy of the company's Form 10-K (annual report filed with the Securities and Exchange Commission) will be sent to any stockholder upon request in writing to Garnet E. King, Corporate Secretary.

Company Contacts
For shareholder records questions write Garnet E. King, Corporate Secretary. Call her at 1.800.696.8451 or contact her by e-mail at gking@alltrista.com.


ALLTRISTA CORPORATION

For information or assistance about stock holdings, transfer requirements and address changes, or duplicate mailings, contact the transfer agent at the addresses listed under transfer agent.

For any other information about the company, contact Kristin A. Clauss, Manager, Corporate Communications, at 1.800.696.8451 or contact her by e-mail at kclauss@alltrista.com. For information on the Internet about the company and its operating business units, as well as news releases and other financial information, see http://www.alltrista.com.

Equal Opportunity
Alltrista Corporation is an equal opportunity employer.

Trademarks
Ball(r) is a trademark of Ball Corporation under limited license to Alltrista Corporation. Kerr(r) is a trademark of Kerr Group, Inc., under limited license to Alltrista Corporation. Golden Harvest(r) is a registered trademark under license to Hearthmark, Inc., a wholly owned subsidiary of Alltrista Corporation. Lifejacket(r) is a trademark of Alltrista Corporation. Whirlpool and Whirlpool Gold are trademarks of Whirlpool or its wholly or majority-owned affiliates. Economic Value Added is a registered trademark of Stern Stewart & Co.

Forward-Looking Statements
Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statement of projections made by the company, including the letter to shareholders and management's discussion and analysis and outlook portion of this annual report to shareholders, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Although the company believes that the assumptions upon which the forward-looking statements contained herein are reasonable, any of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. A list of factors which could cause the company's actual results to differ materially from those projected in the company's forward-looking statements is filed as an exhibit to the Company's 1999 Form 10-K.


[graphic omitted]

[LOGO OF ALC LISTED]

                              [LOGO APPEARS HERE]